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As filed with the Securities and Exchange Commission on September 14, 2007

Registration No. 333-145351

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1
TO
FORM S-1
REGISTRATION STATEMENT
Under
THE SECURITIES ACT OF 1933

SIGMA DESIGNS, INC.
(Exact name of registrant as specified in its charter)

California	3577	94-2848099
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

1778 McCarthy Blvd.
Milpitas, CA 95035
(408) 262-9003
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Thinh Q. Tran
President and Chief Executive Officer
1778 McCarthy Blvd.
Milpitas, CA 95035
(408) 262-9003
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

James J. Masetti, Esq. Heidi E. Mayon, Esq. Pillsbury Winthrop Shaw Pittman LLP 2475 Hanover Street Palo Alto, CA 94304-1115 (650) 233-4500	William B. Brentani, Esq. Simpson Thacher & Bartlett LLP 2550 Hanover Street Palo Alto, CA 94304-1115 (650) 251-5000

        Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting any offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated September 14, 2007

PRELIMINARY PROSPECTUS

4,000,000 Shares

Common Stock

        We are offering 4,000,000 shares of our common stock.

        Our common stock is traded on the Nasdaq Global Market under the symbol "SIGM". On September 13, 2007, the closing sale price of our common stock was $44.02 per share.

        Investing in our common stock involves risks. See "Risk Factors" beginning on page 6.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds to Sigma (before expenses)	$	$

        We have granted the underwriters a 30-day option to purchase up to an additional 600,000 shares from us on the same terms and conditions as set forth above if the underwriters sell more than 4,000,000 shares of common stock in this offering.

        Neither the Securities and Exchange Commission nor any state securities regulator has approved or disapproved of these securities nor determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

        The underwriters expect to deliver the shares on or about                        , 2007.

Deutsche Bank Securities		UBS Investment Bank
Robert W. Baird & Co.	A.G. Edwards	RBC Capital Markets

                 , 2007

        You should rely only on the information contained in this prospectus or contained in any free writing prospectus filed with the Securities and Exchange Commission, or the SEC. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

        Until and including            , 2007 (25 days after the commencement of this offering), all dealers that buy, sell or trade our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

i

PROSPECTUS SUMMARY

        You should read the following summary together with the entire prospectus and our consolidated financial statements and the related notes appearing elsewhere in this prospectus. You should carefully consider, among other things, the matters discussed in the section entitled "Risk Factors."

Overview

        We are a leading fabless provider of highly integrated system-on-chip, or SoC, solutions that are used to deliver multimedia entertainment throughout the home. Our SoC solutions combine our semiconductors and software and are a critical component of multiple high-growth, consumer applications that process digital video and audio content, including internet protocol TV, or IPTV, high definition DVD players, high definition TVs, or HDTVs, and portable media players. Our semiconductors provide high definition digital video decoding for multiple compression standards, graphics acceleration, audio decoding, a central processing unit, or CPU, and display control. Our software provides control of media processing and system security management. Together, our semiconductors and software form a complete SoC solution that we believe provides our customers with a foundation to quickly develop feature-rich consumer entertainment products.

        We believe we are the leading provider of digital media processor SoCs for set-top boxes in the IPTV market and a leading provider of such SoCs in the high definition DVD player market, in terms of units shipped. For set-top boxes in the IPTV market, we are currently the only provider qualified to ship digital media processor SoCs based on the Microsoft IPTV platform. Our SoC solutions are used by leading IPTV set-top box providers, such as Cisco Systems/Scientific Atlanta, Motorola, Netgem and UTStarcom. IPTV set-top boxes incorporating our SoC solutions are deployed by telecommunications carriers globally, including carriers in Asia, Europe and North America, such as AT&T, British Telecom, Deutsche Telekom and Freebox. We work closely with these carriers and set-top box providers, as well as with systems software providers, such as Microsoft, to design solutions that address the carriers' specific requirements regarding features and performance. Our products are also used by consumer electronics providers, such as D-Link, Netgear, Panasonic, Pioneer, Sharp, Sony and Toshiba, in applications such as high definition DVD players, HDTVs and portable media players.

        We have been providing video and audio solutions for over 15 years. We began volume shipments in January 2006 of our SMP8630 series, our fourth generation SoC solution serving the IPTV, high definition DVD player and HDTV markets. As a result of increased customer adoption of our products, our net revenues increased from $33.3 million in fiscal year 2006 to $91.2 million in fiscal year 2007, representing growth of over 170%. Our net revenues for the six months ended August 4, 2007 were $78.6 million, compared to $34.9 million for the six months ended July 29, 2006.

Industry Background

        IPTV is emerging as an important multimedia application as it allows telecommunications carriers to deliver advanced video services to consumers using existing telecommunications infrastructure. According to Infonetics Research, Inc., the worldwide IPTV subscriber base is expected to grow from 8.9 million in 2006 to 63.8 million in 2010, representing a compound annual growth rate of 64%. High definition DVD players are also becoming increasingly popular among consumers. According to In-Stat, worldwide sales of high definition DVD players are expected to grow from 220,000 units in 2006 to 18.1 million units in 2011, representing a compound annual growth rate of 142%. In addition, according to DisplaySearch's Q2 '07 Quarterly Worldwide FPD Forecast Report, worldwide sales of HDTVs are expected to grow from 68.2 million units in 2006 to 177.2 million units in 2011, representing a compound annual growth rate of over 21%.

Our Solutions

        We provide SoC solutions that consist of highly integrated semiconductors and a rich suite of software that enables real-time processing of digital video and audio content, which we refer to as real-time software. Our real-time software is readily customizable by our customers and is interoperable with multiple standard operating systems. We believe IPTV set-top box and high definition DVD player designers and manufacturers select our SoC solutions because of the compelling nature of their performance and ease of integration. Our highly integrated products have replaced a number of single function semiconductors with a multi-function SoC, which significantly improves performance and lowers power consumption and cost.

Our Strengths

        We believe we have the following strengths:

  •
  Strong Position within IPTV and High Definition DVD Player Markets. For set-top boxes in the IPTV market, we are currently the only provider qualified to ship digital media processing solutions based on the Microsoft IPTV platform. In the high definition DVD player market, we believe our suite of software for Blu-ray players is the most comprehensive offering available to date.

  •
  Highly Integrated SoC Leveraged Across Multiple Consumer Applications. Our ability to integrate multiple functions into a single, high-speed semiconductor allows us to target many different consumer multimedia entertainment applications with the same hardware platform.

  •
  Differentiated Software Development Capabilities. Our software translates the complex silicon architecture of our SoCs into a much simpler application programming interface. Using this interface, our customers are able to program under industry standard operating systems, enabling them to easily customize our solutions and reduce their time to market.

  •
  Multi-Standard Functionality. Our SoC solutions are designed to support multiple industry standards that are used in the consumer applications that we target.

  •
  Breadth and Depth of Relationships Within the IPTV Ecosystem. In order to provide a complete system-level solution for the IPTV market, we have developed strong relationships with IPTV industry leaders that form the ecosystem required to deliver an end-to-end solution, from content creation to content display.

Our Strategy

        Our objective is to be the leading provider of digital media processor SoCs for multiple consumer applications. To achieve this objective, we intend to:

  •
  Extend our Leadership Position in IPTV and High Definition DVD Player Markets. We intend to provide the most compelling integrated digital media processor SoCs to our customers and support multiple standards in these end markets in order to maintain our high market share.

  •
  Increase Penetration in HDTVs. We believe we are currently the only provider of software that fully supports the various standards and technologies required to provide Internet connectivity and networking functionality for HDTVs. We intend to leverage our semiconductor and software expertise to develop additional SoC solutions targeted specifically towards HDTVs to increase our penetration of the HDTV market as a whole.

  •
  Enhance our Software Development Advantage. We believe our software provides a suite of capabilities that are not currently available from our competitors. We intend to leverage our software development capabilities and continue to invest significant resources in recruiting and developing additional expertise in the area of high-performance software development.

  •
  Expand into Complementary Technologies and Products. We will continue to evaluate opportunities to expand, whether through acquisition or internal development, into technologies and products that are complementary to the applications that we target.

  •
  Leverage Existing Partner and Customer Relationships. We intend to leverage our existing position with our partners and customers to identify and secure new market opportunities.

Industry Data

        This prospectus contains statistical data that we obtained from industry publications and reports generated by DisplaySearch, Inc., or DisplaySearch, Infonetics Research, Inc., or Infonetics Research, and In-Stat. These industry publications generally indicate that they have obtained their information from sources believed to be reliable, but do not guarantee the accuracy and completeness of their information. Although we believe that the publications are reliable, we have not independently verified their data.

Company Information

        We were incorporated in California in January 1982. Our principal executive office is located at 1778 McCarthy Blvd., Milpitas, California 95035. Our telephone number is (408) 262-9003, and our Internet website address is www.sigmadesigns.com; however, the information in, or that can be accessed through, our website is not part of this prospectus.

The Offering

Common stock offered by Sigma	4,000,000 shares
Common stock to be outstanding after this offering	28,086,653 shares
Use of proceeds
We intend to use the net proceeds from this offering for general corporate purposes, including undetermined amounts related to working capital and capital expenditures. We may also use a portion of our net proceeds to acquire or invest in complementary technologies, businesses or other assets. We have no current agreements or commitments with respect to any material acquisitions.
Nasdaq Global Market symbol	SIGM

        Unless otherwise stated, all information in this prospectus assumes:

  •
  no exercise of the over-allotment option granted to the underwriters.

        The number of shares of common stock to be outstanding immediately after this offering:

  •
  is based upon 24,086,653 shares of common stock outstanding as of August 4, 2007;

  •
  excludes 4,661,631 shares of common stock issuable upon the exercise of options outstanding as of August 4, 2007 at a weighted average exercise price of $9.13 per share; and

  •
  excludes 1,022,101 shares of common stock available for future issuance under our stock option plans and employee stock purchase plan as of August 4, 2007.

Summary Historical Consolidated Financial Data

        The following table presents our summary consolidated historical and as adjusted financial data as of and for the periods presented. You should read this data together with the information under the sections titled "Risk Factors," "Selected Historical Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our historical consolidated financial statements and related notes included elsewhere in this prospectus. Our fiscal year is the 52-week or 53-week period ending on the Saturday closest to January 31. The fiscal years ended January 29, 2005 and January 28, 2006 were 52-week periods. The fiscal year ended February 3, 2007 was a 53-week period. Unless the context indicates otherwise, whenever we refer in this prospectus to a particular fiscal year, we mean the fiscal year ending in a particular calendar year. Our fiscal quarters are comprised of 13 or 14 weeks and end on the last Saturday of the period. The second quarter of fiscal year 2008 ended on August 4, 2007 and the second quarter of fiscal year 2007 ended on July 29, 2006.

	Years Ended			Six Months Ended
	January 29, 2005	January 28, 2006	February 3, 2007	July 29, 2006	August 4, 2007
				(unaudited)
	(in thousands, except per share data)
Consolidated Statements of Operations Data:
Net revenues	$31,398	$33,320	$91,218	$34,935	$78,564
Cost of revenues	9,667	11,925	46,783	18,543	38,446

Gross profit	21,731	21,395	44,435	16,392	40,118
Operating expenses:
Research and development	12,288	15,040	22,515	10,266	14,453
Sales and marketing	5,268	6,056	7,841	3,485	4,924
General and administrative	4,531	4,868	8,222	4,103	6,705

Operating expenses	22,087	25,964	38,578	17,854	26,082

Income (loss) from operations	(356)	(4,569)	5,857	(1,462)	14,036
Gain on sales of long-term investments	—	2,549	—	—	—
Interest income and other income, net	294	529	815	355	720

Income (loss) before income taxes	(62)	(1,491)	6,672	(1,107)	14,756
Provision for income taxes	63	70	428	33	799

Net income (loss)	$(125)	$(1,561)	$6,244	$(1,140)	$13,957

Net income (loss) per share:
Basic	$(0.01)	$(0.07)	$0.28	$(0.05)	$0.60
Diluted	$(0.01)	$(0.07)	$0.24	$(0.05)	$0.52
Shares used in computation:
Basic	20,809	21,412	22,683	22,567	23,423
Diluted	20,809	21,412	25,670	22,567	26,820
	As of August 4, 2007
	Actual	As Adjusted
	(unaudited)
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$33,468	$199,204
Working capital	60,596	226,332
Total assets	96,021	261,757
Long-term debt, including current portion(1)	133	133
Total liabilities	21,785	21,785
Total shareholders' equity	74,236	239,972

(1)
On August 30, 2007, we repaid all of our outstanding long-term debt.

        The preceding table presents a summary of our balance sheet data as of August 4, 2007:

  •
  on an actual basis; and

  •
  on an as adjusted basis to give effect to the sale of 4,000,000 shares of common stock in this offering at an assumed public offering price of $44.02 per share, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. A $1.00 increase (decrease) in the assumed public offering price would increase (decrease) the net proceeds to us from this offering by $3.8 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

RISK FACTORS

        You should carefully consider the risks described below before making a decision to buy our common stock. The risks and uncertainties described below are not the only ones we face. If any of the following risks actually occurs, our business, financial condition and results of operations could be harmed. In that case, the trading price of our common stock could decline and you might lose all or part of your investment in our common stock. You should also refer to the other information set forth in this prospectus, including our consolidated financial statements and the related notes. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations.

Risks Related to Our Business and Our Industry

The review of our historical stock option granting practices and the restatement of our prior financial statements may result in additional litigation, regulatory proceedings and government enforcement actions, which could harm our business, financial condition, results of operations and cash flows.

        Our historical stock option granting practices and the related restatement of our historical financial statements, which we completed in connection with the audit of our financial statements for fiscal year 2007, have exposed us to greater risks associated with litigation, regulatory proceedings and government enforcement actions. For more information regarding our current litigation and related inquiries, please see the section titled "Business—Legal Proceedings" as well as the other risk factors related to litigation set forth in this section. We have provided the results of our internal review and investigation of our stock option practices to the SEC, and in that regard we have responded to informal requests for documents and additional information. We intend to continue to cooperate with the SEC and any other governmental agency which may become involved in this matter. We cannot give any assurance regarding the outcomes from litigation, regulatory proceedings or government enforcement actions relating to our past stock option practices. The resolution of these matters will be time consuming, expensive, and may distract management from the conduct of our business. Furthermore, if we are subject to adverse findings in litigation, regulatory proceedings or government enforcement actions, we could be required to pay damages or penalties or have other remedies imposed, which could harm our business, financial condition, results of operations and cash flows.

        In addition, the SEC may disagree with the manner in which we accounted for and reported, or not reported, the financial impact of determining the correct measurement dates for our stock option grants. Accordingly, there is a risk that we may have to further restate our prior financial statements, amend prior filings with the SEC, or take other actions not currently contemplated.

        As a result of our internal review of our historical stock option granting practices, we were unable to timely file our periodic reports with the SEC during fiscal year 2007. We were also subject to delisting proceedings in front of the Nasdaq Listing Qualifications Staff. After we filed all of our outstanding periodic reports with the SEC in late April 2007, we received a Nasdaq Listing Qualifications Staff letter stating that the Nasdaq Listing Qualifications Staff determined that we had demonstrated compliance with all Nasdaq Marketplace Rules. Accordingly, our securities will continue to be listed on the Nasdaq Global Market. However, if the SEC disagrees with the manner in which we have accounted for and reported, or not reported, the financial impact of past stock option grants, there could be further delays in filing subsequent SEC reports or other actions that might result in the delisting of our common stock from the Nasdaq Global Market.

If we are unable to successfully address the material weaknesses in our internal control over financial reporting or otherwise maintain effective internal control over financial reporting, our ability to report our financial results on a timely and accurate basis may be adversely affected, which in turn could cause the market price of our common stock to decline.

        We have had ongoing material weaknesses in our internal control over financial reporting since the fiscal period ended January 31, 2005, the first year in which we were required to evaluate our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act of 2002. In September 2006, we announced that our historical financial statements should no longer be relied upon as a result of our preliminary determination of an internal review relating to our practices in administering stock option grants. We had been unable to report in a timely manner our financial results for the last three quarterly periods of fiscal year 2007 as a result of a voluntary review of our stock option grant practices. We continue to have material weaknesses in our internal control over financial reporting, which resulted in ineffective internal controls over financial reporting, as further described in "Management's Discussion and Analysis of Financial Condition and Results of Operations—Evaluation of Controls and Procedures." Specifically, our control environment did not sufficiently promote effective internal control over financial reporting throughout our organizational structure, and this material weakness was a contributing factor to all of our other material weaknesses. Our management concluded, and our independent registered public accounting firm agreed with our conclusions, that, as of February 3, 2007, we had inadequate company-level controls, inadequate controls over share-based compensation, inadequate financial statement preparation and review procedures, inadequate review procedures over account reconciliations, account and transaction analyses and journal entries, and inadequate controls over purchases and disbursements. We also carried out an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures. This evaluation was most recently performed as of August 4, 2007, the last day of our second fiscal quarter. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were not effective as of August 4, 2007, because we had not completed the remediation of our material weaknesses discussed above.

        These deficiencies resulted in errors in our historical financial statements and in more than a remote likelihood that a material misstatement of our annual or interim financial statements would not be prevented or detected. In August 2007, we filed an amendment to our annual report on Form 10-K for fiscal year 2007, in order to correct certain clerical errors in our financial statements and financial statement footnotes.

        Effective controls are necessary for us to provide reliable financial reports and effectively prevent fraud. If we cannot provide reliable financial reports or prevent fraud, our operating results could be harmed and the market price of our common stock could decline. We have initiated corrective actions, which we believe will help remediate each of these material weaknesses. However, we likely will not have sufficient time to implement all of our remediation efforts before testing our internal control over financial reporting for the fiscal year 2008. We also cannot be certain that these measures will result in our ability to maintain adequate controls over our financial processes and reporting in the future. If these actions are not successful in addressing these material weaknesses or if we identify additional material weaknesses in the future, our ability to report our financial results on a timely and accurate basis may be adversely affected. In addition, if we cannot establish effective internal control over financial reporting and disclosure controls and procedures, investors may lose confidence in our reported financial information, which could cause the market price of our common stock to decline.

We are a party to lawsuits, which are costly to investigate and defend and, if determined adversely to us, could require us to pay damages, any or all of which could harm our business and financial condition.

        We and certain of our current and former officers and current and former members of our board of directors are subject to various lawsuits. For example, the SEC has inquired regarding our stock option pricing practices, and we have been served with lawsuits related to the alleged backdating of stock options and other related matters, a description of which can be found in the section titled "Business—Legal Proceedings." We cannot assure you that these or any actions that have been or may be brought against us will be resolved in our favor. Regardless of whether they are resolved in our favor, these lawsuits are, and any future lawsuits to which we may become a party will likely be, expensive and time consuming to investigate, defend and resolve. Such costs of investigation and defense, as well as any losses resulting from these claims, could significantly increase our expenses and adversely affect our profitability and cash flow.

We may not be able to effectively manage our growth or develop our financial and managerial control and reporting systems, and we may need to incur significant expenditures to address the additional operational and control requirements of our growth, either of which could harm our business and operating results.

        To continue to grow, we must continue to expand our operational, engineering, accounting and financial systems, procedures, controls and other internal management systems. This may require substantial managerial and financial resources, and our efforts in this regard may not be successful. Our current systems, procedures and controls may not be adequate to support our future operations. For example, we intend to implement a new enterprise resource management system in connection with our efforts to address the material weaknesses in our internal control over financial reporting. If we fail to adequately manage our growth, or to improve and develop our operational, financial and management information systems, or fail to effectively motivate or manage our new and future employees, the quality of our products and the management of our operations could suffer, which could adversely affect our operating results.

If the growth of demand in the consumer electronics market does not continue, our ability to increase our revenues could suffer.

        Our business is highly dependent on developing sectors of the consumer electronics market, including IPTV, high definition DVD and other media players and HDTVs. The consumer electronics market is highly competitive and is characterized by, among other things, frequent introductions of new products and short product life cycles. If our target markets do not grow as rapidly or to the extent we anticipate, our business could suffer. For example, there are two competing standards in the high definition DVD market, which are Blu-ray and HD-DVD. To date, all of our sales have been into the Blu-ray portion of this market. It is unclear which of these standards will prevail in the high definition DVD market. We expect the majority of our revenues for the foreseeable future to come from the sale of our SoC solutions for use in emerging consumer applications. Our ability to sustain and increase revenues is in large part dependent on the continued growth of these rapidly evolving market sectors, whose future is largely uncertain. Many factors could impede or interfere with the expansion of these consumer market sectors, including consumer demand in these sectors, general economic conditions, other competing consumer electronic products, delays in the deployment of telecommunications video services and insufficient interest in new technology innovations. In addition, if market acceptance of the consumer products that utilize our products does not occur as expected, our business could be harmed.

If demand for our SoCs declines or does not grow, we will be unable to increase or sustain our net revenues.

        We currently expect our SoCs to account for the substantial majority of our net revenues for the foreseeable future. For the six months ended August 4, 2007 and fiscal year 2007, sales of our SoCs represented 96% and 95%, respectively, of our net revenues. Even if the sectors of one consumer electronics market that we target continue to expand, manufacturers of consumer products in these sectors may not choose to utilize our SoCs in their consumer products. The markets for our products are characterized by frequent introduction of new technologies, short product life cycles and significant price competition. If we or our customers are unable to manage product transitions in a timely and cost effective manner, our net revenue would suffer. In addition, frequent technological changes and introduction of next generation products may result in inventory obsolescence which would increase our cost of revenue and adversely affect our operating performance. If demand for our SoCs declines or fails to grow or we are unable to develop new products to meet our customers' demand, our net revenues could be harmed.

We depend on a limited number of customers, and any reduction, delay or cancellation of an order from these customers or the loss of any of these customers could cause our revenues to decline.

        Our dependence on a limited number of customers means that the loss of a major customer or any reduction in orders by a major customer could materially reduce our net revenues and adversely affect our results of operations. We expect that sales to relatively few customers will continue to account for a significant percentage of our net revenues for the foreseeable future. We have no firm, long-term volume commitments from any of our major customers and we generally enter into individual purchase orders with our customers. Customer purchase orders may be cancelled and order volume levels can be changed, cancelled or delayed with limited or no penalties. We have experienced fluctuations in order levels from period to period and expect that we will continue to experience such fluctuations and may experience cancellations in the future. We may not be able to replace the cancelled, delayed or reduced purchase orders with new orders. Any difficulty in the collection of receivables from key customers could also harm our business.

        For the six months ended August 4, 2007, Uniquest, Freebox, MTC Singapore, Macnica and Scientific Atlanta (now part of Cisco Systems) accounted for 17%, 14%, 13%, 12% and 11%, respectively, of our net revenues. For fiscal year 2007, Freebox and Uniquest accounted for 20% and 17%, respectively, of our net revenues.

If we fail to achieve initial design wins for our products, we may be unable to recoup our investments in our products and revenue could decline.

        We expend considerable resources in order to achieve design wins for our products, especially our new products and product enhancements, without any assurance that a customer will select our product. Once a customer designs a semiconductor into a product, it is likely to continue to use the same semiconductor or enhanced versions of that semiconductor from the same supplier across a number of similar and successor products for a lengthy period of time, due to the significant costs and risks associated with qualifying a new supplier and potentially redesigning the product to incorporate a different semiconductor. As a result, if we fail to achieve an initial design win in a customer's qualification process, we may lose the opportunity for significant sales to that customer for a number of its products and for a lengthy period of time, or we would only be able to sell our products to these customers as a second source, which usually means we would only able to sell a limited amount of product to them. Also, even if we achieve new design wins with customers, these manufacturers may not purchase our products in sufficient volumes to recoup our development costs, and they can choose at any time to stop using our products, for example if their own products are not commercially successful. This may cause us to be unable to recoup our investments in the development of our products and cause our revenues to decline.

Our industry is highly competitive and we may not be able to compete effectively, which would harm our market share and cause our revenues to decline.

        The markets in which we operate are extremely competitive and are characterized by rapid technological change, continuously evolving customer requirements and declining average selling prices. We may not be able to compete successfully against current or potential competitors. We compete with large semiconductor providers that have substantial experience and expertise in video, audio and multimedia technology and in selling to consumer equipment providers. Many of these companies have substantially greater engineering, marketing and financial resources than we have. As a result, our competitors may be able to respond better to new or emerging technologies or standards and to changes in customer requirements. Further, some of our competitors are in a better financial and marketing position from which to influence industry acceptance of a particular industry standard or competing technology than we are. Our competitors may also be able to devote greater resources to the development, promotion and sale of products, and may be able to deliver competitive products at a lower price. We also may face competition from newly established competitors, suppliers of products based on new or emerging technologies and customers who choose to develop their own SoCs. Lastly, some of our competitors operate their own fabrication facilities or may have stronger manufacturing partner relationships than we have. We expect our current customers, particularly in the IPTV and high definition DVD player markets, to seek a second supplier of SoCs for inclusion in their products, which will increase competition and could reduce our market share. If we do not compete successfully, our market share and net revenues could decline.

The average selling prices of semiconductor products have historically decreased rapidly and will likely do so in the future, which could harm our revenues and gross margins.

        The semiconductor industry, in general, and the consumer electronics markets that we target, specifically, are characterized by intense price competition, frequent introductions of new products and short product life cycles, which can result in rapid price erosion in average selling prices for semiconductor products. A decline in the average selling prices of our products could harm our revenues and gross margins. The willingness of customers to design our SoCs into their products depends to a significant extent upon our ability to sell our products at competitive prices. In the past, we have reduced our prices to meet customer requirements or to maintain a competitive advantage. Reductions in our average selling prices to one customer could impact our average selling prices to all customers. If we are unable to reduce our costs sufficiently to offset declines in product prices or are unable to introduce more advanced products with higher margins in a timely manner, we could experience declines in our net revenues and gross margins.

We have a history of fluctuating operating results, including a net loss in fiscal year 2006, and we may not be able to sustain or increase profitability in the future, which may cause the market price of our common stock to decline.

        We have a history of fluctuating operating results. We suffered a net loss of $1.6 million in fiscal year 2006 and became profitable again in fiscal year 2007 with net income of $6.2 million, due to a sharp increase in demand for our products. As of August 4, 2007, we had an accumulated deficit of $52.7 million. To sustain or increase profitability, we will need to successfully develop new products and product enhancements and sustain higher revenues while controlling our cost and expense levels. In recent years, we made significant investments in our product development efforts and have expended substantial funds to enhance our sales and marketing efforts and otherwise operate our business. However, we may not realize the benefits of these investments. Although we were profitable for the six months ended August 4, 2007 and for fiscal year 2007, we may not continue to be profitable. We may incur operating losses in future quarterly periods or fiscal years, which in turn could cause the price of our common stock to decline.

If we do not successfully anticipate market needs and develop products and product enhancements that meet those needs, or if those products do not gain market acceptance, we may not be able to compete effectively and our ability to generate revenues will suffer.

        We may not be able to accurately anticipate future market needs or be able to develop new products or product enhancements to meet such needs or to meet them in a timely manner. We have, in the past, invested substantial resources in emerging technologies for use in products that did not achieve the market acceptance we had expected.

        Our ability to develop and deliver new products successfully will depend on various factors, including our ability to:

  •
  accurately predict market requirements and evolving industry standards;

  •
  accurately design new SoC products;

  •
  timely complete and introduce new product designs;

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  timely qualify and obtain industry interoperability certification of our products and the equipment into which our products will be incorporated;

  •
  ensure that our subcontractors have sufficient foundry capacity and packaging materials and achieve acceptable manufacturing yields;

  •
  shift our products to smaller geometry process technologies to achieve lower cost and higher levels of design integration; and

  •
  gain market acceptance of our products and our customers' products.

        If we fail to anticipate market requirements or to develop new products or product enhancements to meet those needs in a cost-effective and timely manner, it could substantially decrease market acceptance and sales of our present and future products and we may be unable to attract new customers or retain our existing customers, which would significantly harm our business and financial results.

        Even if we are able to anticipate, develop and commercially introduce new products and enhancements, our new products or enhancements may not achieve widespread market acceptance. Any failure of our products to achieve market acceptance could adversely affect our business and financial results.

Our ability to develop, market and sell products could be harmed if we are unable to retain or hire key personnel.

        Our future success depends upon our ability to recruit and retain the services of key executive, engineering, finance and accounting, sales, marketing and support personnel. The supply of highly qualified individuals, in particular engineers in very specialized technical areas, or sales people specializing in the semiconductor industry, is limited and competition for such individuals is intense. None of our officers or key employees is bound by an employment agreement for any specific term. The loss of the services of any of our key employees, the inability to attract or retain key personnel in the future or delays in hiring required personnel, particularly engineers and sales people, and the complexity and time involved in replacing or training new employees, could delay the development and introduction of new products, and negatively impact our ability to market, sell or support our products.

Our sales cycle can be lengthy, which could result in uncertainty and delays in generating net revenues.

        Because our products are based on constantly evolving technologies, we have experienced a lengthy sales cycle for some of our SoCs, particularly those designed for set-top box applications in the IPTV market. After we have delivered a product to a customer, the customer will usually test and evaluate our product with its service provider customer prior to the customer completing the design of its own equipment that will incorporate our product. Our customers and the telecommunications carriers our customers serve may need three to more than six months to test, evaluate and adopt our product and an additional three to more than nine months to begin volume production of equipment that incorporates our product. Our complete sales cycle typically ranges from nine to 18 months, but could be longer. As a result, we may experience a significant delay between the time we increase expenditures for research and development, sales and marketing efforts and inventory and the time we generate net revenues, if any, from these expenditures. In addition, because we do not have long-term commitments from our customers, we must repeat our sales process on a continual basis even for current customers looking to purchase a new product. As a result, our business could be harmed if a customer reduces or delays its orders, chooses not to release products incorporating our SoCs or elects not to purchase a new product or product enhancements from us.

The timing of our customer orders and product shipments can adversely affect our operating results and stock price.

        Our quarterly revenues and operating results depend upon the volume and timing of customer orders received during a given quarter and the percentage of each order that we are able to ship and recognize as net revenues during each quarter. Customers may change their cycle of product orders from us, which would affect the timing of our product shipments. Any failure or delay in the closing of orders expected to occur within a quarterly period would adversely affect our operating results. Further, to the extent we receive orders late in any given quarter, we may be unable to ship products to fill those orders during the same quarter in which we received the corresponding order, which could have an adverse impact on our operating results for that quarter.

We rely on a limited number of independent third-party manufacturers for the fabrication, assembly and testing of our SoCs, and the failure of any of these third-party manufacturers to deliver products or otherwise perform as requested could damage our relationships with our customers, decrease our sales and limit our growth.

        We are a fabless semiconductor company, and thus we do not own or operate a fabrication or manufacturing facility. We depend on independent manufacturers, each of whom is a third-party manufacturer for numerous companies, to manufacture, assemble and test our products. We currently rely on Taiwan Semiconductor Manufacturing Corporation, or TSMC, to produce substantially all of our SoCs. We rely on Advanced Semiconductor Engineering, Inc., or ASE, to assemble, package and test substantially all of our products. Although we have contracts with both of these manufacturers, those contracts do not require them to manufacture our products or perform services on our behalf on a long-term basis, in any specific quantity or at any specific price. Neither TSMC nor ASE has provided contractual assurances to us that adequate capacity will be available for us to meet future demand for our products. These third-party manufacturers may allocate capacity to the production of other companies' products while reducing product deliveries or the provision of services to us on short notice, or they may increase the prices of the products and services they provide to us with little or no notice. In particular, other clients that are larger and better financed than we are or that have long-term agreements with TSMC or ASE may cause either or both of them to reallocate capacity to those clients, decreasing the capacity available to us.

        If we fail to effectively manage our relationships with TSMC and ASE, if we are unable to secure sufficient capacity at our third-party manufacturers' facilities or if any of them should experience delays, disruptions or technical or quality control problems in our manufacturing operations, or if we had to change or add additional third-party manufacturers or contract manufacturing sites, our ability to ship products to our customers could be delayed, our relationships with our customers would suffer and our market share and operating results would suffer. If our third-party manufacturers' pricing for the products and services they provide increases and we are unable to pass along such increases to our customers, our operating results would be adversely affected. Also, the addition of manufacturing locations or additional third-party subcontractors would increase the complexity of our supply chain management. Moreover, all of our product manufacturing, assembly and packaging is performed in Asian countries and is therefore subject to risks associated with doing business in these countries, such as quarantines or closures of manufacturing facilities due to the outbreak of viruses, such as SARS, avian flu or any similar outbreaks. Each of these factors could harm our business and financial results.

In the event we seek or are required to use a new manufacturer to fabricate or to assemble and test all or a portion of our SoC products, we may not be able to bring new manufacturers on-line rapidly enough, which could damage our relationships with our customers, decrease our sales and limit our growth.

        As indicated above, we use a single wafer foundry to manufacture substantially all of our products and a single source to assemble and test substantially all of our products, which exposes us to a substantial risk of delay, increased costs and customer dissatisfaction in the event our third-party manufacturers are unable to provide us with our SoC requirements. Particularly during times when semiconductor capacity is limited, we may seek to, and in the event that our current foundry were to stop producing wafers for us altogether, we would be required to, qualify one or more additional wafer foundries to meet our requirements, which would be time consuming and costly. In order to bring these new foundries on-line, we and our customers would need to qualify their facilities, which process could take as long as several months. Once qualified, these new foundries would then require an additional number of months to actually begin producing SoCs to meet our needs, by which time our perceived need for additional capacity may have passed, or the opportunities we previously identified may have been lost to our competitors. Similarly, qualifying a new provider of assembly, packaging and testing services would be a lengthy and costly process and, in both cases, they could prove to be less reliable than our existing manufacturers, which could result in increased costs and expenses as well as delays in deliveries of our products to our customers.

If our third-party manufacturers do not achieve satisfactory yields or quality, our relationships with our customers and our reputation will be harmed, which in turn would harm our operating results and financial performance.

        The fabrication of semiconductors is a complex and technically demanding process. Minor deviations in the manufacturing process can cause substantial decreases in yields and, in some cases, cause production to be stopped or suspended. Although we work closely with our third-party manufacturers to minimize the likelihood of reduced manufacturing yields, their facilities have from time to time experienced lower than anticipated manufacturing yields that have resulted in our inability to meet our customer demand. It is not uncommon for yields in semiconductor fabrication facilities to decrease in times of high demand, in addition to reduced yields that may result from normal wafer lot loss due to workmanship or operational problems at these facilities. When these events occur, especially simultaneously, as happens from time to time, we may be unable to supply our customers' demand. Many of these problems are difficult to detect at an early stage of the manufacturing process and may be time consuming and expensive to correct. Poor yields from the wafer foundries or defects, integration issues or other performance problems in our products could cause us significant customer relations and business reputation problems, or force us to sell our products at lower gross margins and therefore harm our financial results.

We base orders for inventory on our forecasts of our customers' demand and if our forecasts are inaccurate, our financial condition and liquidity would suffer.

        We place orders with our suppliers based on our forecasts of our customers' demand. Our forecasts are based on multiple assumptions, each of which may introduce errors into our estimates. When the demand for our customers' products increases significantly, we may not be able to meet demand on a timely basis, and we may need to expend a significant amount of time working with our customers to allocate limited supply and maintain positive customer relations. If we underestimate customer demand, we may forego revenue opportunities, lose market share and damage our customer relationships. Conversely, if we overestimate customer demand, we may allocate resources to manufacturing products that we may not be able to sell when we expect to or at all. As a result, we would have excess or obsolete inventory, resulting in a decline in the value of our inventory, which would increase our cost of revenues and create a drain on our liquidity. Our failure to accurately manage inventory against demand would adversely affect our financial results.

To remain competitive, we need to continue to transition our SoCs to increasingly smaller sizes while maintaining or increasing functionality, and our failure to do so may harm our business.

        We periodically evaluate the benefits, on a product-by-product basis, of migrating to smaller chips, which are measured in microns and referred to as geometry processes. The smaller chip size reduces our production and packaging costs, which enables us to be competitive in our pricing. We also continually strive to increase the functionality of our SoCs, which is essential to competing effectively in our target markets. The transition to smaller geometries while maintaining or increasing functionality requires us to work with our contractor to modify the manufacturing processes for our products and to redesign some products. In the past, we have experienced some difficulties in shifting to smaller geometry process technologies or new manufacturing processes, which resulted in reduced manufacturing yields, delays in product deliveries and increased expenses. We may face similar difficulties, delays and expenses as we continue to transition our products to smaller geometry processes, all of which could harm our relationships with our customers, and our failure to do so would impact our ability to provide competitive prices to our customers, which would have a negative impact on our sales.

The complexity of our products could result in unforeseen delays or expenses and in undetected defects, which could damage our reputation with current or prospective customers, adversely affect the market acceptance of new products and result in warranty claims.

        Highly complex products, such as those that we offer, frequently contain defects, particularly when they are first introduced or as new versions are released. Our SoCs contain highly sophisticated silicon technology and complex software. In the past we have experienced, and may in the future experience, defects in our products, both with our SoCs and the related software products we offer. If any of our products contains defects or have reliability, quality or compatibility problems, our reputation may be damaged and our customers may be reluctant to buy our products, which could harm our ability to retain existing customers and attract new customers. In addition, these defects could interrupt or delay sales or shipment of our products to our customers. Manufacturing defects may not be detected by the testing process performed by our subcontractors. If defects are discovered after we have shipped our products, it could result in unanticipated costs, order cancellations or deferrals and product recalls, harm to our reputation and a decline in our net revenues, income from operations and gross margins.

        In addition, our agreements with some customers contain warranty provisions, which provide the customer with a right to damages if a defect is traced to our products or if we cannot correct errors in our product reported during the warranty period, and other limitations on our liability. However, our contractual limitations on our liability may be unenforceable in a particular jurisdiction. We do not have insurance coverage for any warranty or product liability claims, and a successful claim could require us to pay substantial damages. A successful warranty or product liability claim against us, or a requirement that we participate in a product recall, could have adverse effects on our business results.

We are subject to risks arising from our international operations.

        We derive a substantial portion of our net revenues from our customers outside of North America and we plan to continue expanding our business in international markets in the future. In the six months ended August 4, 2007 and in fiscal year 2007, we derived 94% and 89%, respectively, of our revenue from customers outside of North America. We also have significant operations overseas, including a research and development facility in France and a sales office and warehouse in Hong Kong. As a result of our international business, we are affected by economic, regulatory and political conditions in foreign countries, including the imposition of government controls, changes or limitations in trade protection laws, unfavorable changes in tax treaties or laws, difficulties in collecting receivables and enforcing contracts, natural disasters, labor unrest, earnings expatriation restrictions, misappropriation of intellectual property, changes in import/export regulations, tariffs and freight rates, economic instability, public health crises, acts of terrorism and continued unrest in many regions and other factors, which could have a material impact on our international revenues and operations. In particular, in some countries we may experience reduced intellectual property protection. Our results of operations could also be adversely affected by exchange rate fluctuations, which could increase the sales price in local currencies of our products in international markets. Overseas sales and purchases to date have been denominated in U.S. dollars. We do not currently engage in any hedging activities to reduce our exposure to exchange rate risks. Moreover, local laws and customs in many countries differ significantly from those in the United States. In many foreign countries, particularly in those with developing economies, it is common for others to engage in business practices that are prohibited by our internal policies and procedures or United States laws or regulations applicable to us. Violations of laws or key control policies by our employees, contractors or agents could result in financial reporting problems, fines, penalties, or prohibition on the importation or exportation of our products and could have a material adverse effect on our business results.

We may engage in investments in and acquisitions of other businesses and technologies, which could divert management's attention and prove difficult to integrate with our existing business and technology.

        We continue to consider investments in and acquisitions of other businesses, technologies or products, to improve our market position, broaden our technological capabilities and expand our product offerings. For example, we completed the acquisition of Blue7 Communications, or Blue7, in February 2006. However, we may not be able to acquire, or successfully identify, the companies, products or technologies that would enhance our business. Once we identify a strategic opportunity, the process to consummate a transaction could divert management's attention from the operation of our business causing our financial results to decline.

        If we are able to acquire companies, products or technologies, we could experience difficulties in integrating them. Integrating acquired businesses involves a number of risks, including:

  •
  potential disruption of our ongoing business and the diversion of management resources from other business concerns;

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  unexpected costs or incurring unknown liabilities;

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  difficulties relating to integrating the operations and personnel of the acquired businesses;

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  adverse effects on the existing customer relationships of acquired companies; and

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  adverse effects associated with entering into markets and acquiring technologies in areas in which we have little experience.

        If we are unable to successfully integrate the businesses we acquire, our operating results could be harmed.

Changes in our tax rates may harm our future results.

        Our future effective tax rates may be unfavorably affected by the absolute amount and future geographic distribution of our pre-tax income, our ability to take advantage of the available tax planning strategies and our ability to utilize our net operating loss carryforwards. At February 3, 2007, we had federal and state tax net operating loss carryforwards of approximately $56.3 million and $4.5 million, respectively. These net operating loss carryforwards may be used to offset future taxable income and thereby reduce our income taxes otherwise payable. In recent fiscal periods, we have succeeded in maintaining a low effective tax rate as a result of our net operating loss carryforwards. Our continued use of our net operating loss carryforwards, however, and credit carryforwards is limited by the annual limitations as described in the Internal Revenue Code of 1986, as amended, or the Code, and may be exhausted if our current financial performance continues, which would result in a significant increase in our effective tax rate. If we were to make a determination that it is more likely than not that we will be able to realize our deferred tax assets in the future in excess of the net recorded amount, we would be required to accelerate the entire remaining benefit of our net operating loss carryforwards in the period in which this determination is made. This, in turn, would accelerate the increase in our effective tax rate for periods following the period of such a determination and our operating results could be harmed as a result. Our plans for continued international expansion may further limit our ability to utilize our net operating loss carryforwards as our net income increases. In addition, we are subject to the examination of our income tax returns by the Internal Revenue Service and other tax authorities. For example, the French taxing authority is currently auditing the research and tax credits we claimed from fiscal year 2001 through fiscal year 2005 and the IRS has commenced an employee payroll tax audit for our fiscal years 2004 and 2005 and an income tax audit for our fiscal year 2005. The outcomes of these and any future tax examinations could harm our net income and financial condition.

Our ability to raise capital in the future may be limited and our failure to raise capital when needed could prevent us from executing our growth strategy.

        We believe that our existing cash and cash equivalents, short-term investments and long-term investments will be sufficient to meet our anticipated cash needs for at least the next 12 months. The timing and amount of our working capital and capital expenditure requirements may vary significantly depending on numerous factors, including:

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  market acceptance of our products;

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  the need to adapt to changing technologies and technical requirements;

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  the existence of opportunities for expansion; and

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  access to and availability of sufficient management, technical, marketing and financial personnel.

If our capital resources are insufficient to satisfy our liquidity requirements, we may seek to sell additional equity securities or debt securities or obtain debt financing. The sale of additional equity securities or convertible debt securities would result in additional dilution to our shareholders. Additional debt would result in increased expenses and could result in covenants that would restrict our operations. We have not made arrangements to obtain additional financing and there is no assurance that financing, if required, will be available in amounts or on terms acceptable to us, if at all.

We may face intellectual property claims that could be costly to defend and result in our loss of significant rights.

        The semiconductor industry is characterized by frequent litigation regarding patent and intellectual property rights. We believe that it may be necessary, from time to time, to initiate litigation against one or more third parties to preserve our intellectual property rights. From time to time, we have received, and may receive in the future, notices that claim we have infringed upon, misappropriated or misused other parties' proprietary rights. Any of the foregoing events or claims could result in litigation. Any such litigation could result in significant expense to us and divert the efforts of our technical and management personnel. In the event of an adverse result in any such litigation, we could be required to pay substantial damages, cease the manufacture, use and sale of certain products or expend significant resources to develop non-infringing technology or to obtain licenses to the technology that is the subject of the litigation, and we may not be successful in such development or in obtaining such licenses on acceptable terms, if at all. In addition, patent disputes in the electronics industry have often been settled through cross-licensing arrangements. Because we do not yet have a large portfolio of issued patents, we may not be able to settle an alleged patent infringement claim through a cross- licensing arrangement.

We rely upon patents, trademarks, copyrights and trade secrets to protect our proprietary rights and if these rights are not sufficiently protected, it could harm our ability to compete and to generate revenues.

        Our ability to compete may be affected by our ability to protect our proprietary information. As of August 31, 2007, we held 30 patents and these patents will expire within the next 5 to 16 years. These patents cover the technology underlying our products. We have filed certain patent applications and are in the process of preparing others. We cannot assure you that any additional patents for which we have applied will be issued or that any issued patents will provide meaningful protection of our product innovations. Like other semiconductor companies, we rely primarily on trade secrets and technological know-how in the conduct of our business. We use measures such as confidentiality agreements to protect our intellectual property. However, these methods of protecting our intellectual property may not be sufficient.

Our business may become subject to seasonality, which may cause our revenues to fluctuate.

        Our business may become subject to seasonality as a result of our target markets. We sell a significant number of our SoCs into the consumer electronics market. Our customers who manufacture products for the consumer market typically experience seasonality in the sales of their products, which in turn may affect the timing and volume of orders for our SoCs. Although we have not experienced seasonality to date in sales of our products, due to overall growth in demand for our SoCs, we may, in the future, experience lower sales in our second fiscal quarter and higher sales in our third fiscal quarter as a result of the seasonality of demand associated with the consumer electronics markets into which we sell our products. As a result, our operating results may vary significantly from quarter to quarter.

Due to the cyclical nature of the semiconductor industry, our operating results may fluctuate significantly, which could adversely affect the market price of our common stock.

        The semiconductor industry is highly cyclical and subject to rapid change and evolving industry standards and, from time to time, has experienced significant downturns. These downturns are characterized by decreases in product demand, excess customer inventories and accelerated erosion of prices. These factors have caused and could cause substantial fluctuations in our net revenue and in our operating results. Any downturns in the semiconductor industry may be severe and prolonged, and any failure of this industry to fully recover from downturns could harm our business. The semiconductor industry also periodically experiences increased demand and production capacity constraints, which may affect our ability to ship products. Accordingly, our operating results have varied and may vary significantly as a result of the general conditions in the semiconductor industry, which could cause our stock price to decline.

Risks Related to the Offering and Our Common Stock

Our operating results are subject to significant fluctuations due to many factors and any of these factors could adversely affect our stock price.

        Our operating results have fluctuated in the past and may continue to fluctuate in the future due to a number of factors, including:

  •
  new product introductions by us and our competitors;

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  changes in our pricing models and product sales mix;

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  unexpected reductions in unit sales and average selling prices, particularly if they occur precipitously;

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  expenses related to our remediation efforts and compliance with Section 404 of the Sarbanes-Oxley Act of 2002;

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  expenses related to implementing and maintaining a new enterprise resource management system and other information technologies;

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  the level of acceptance of our products by our customers and acceptance of our customers' products by their end user customers;

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  shifts in demand for the technology embodied in our products and those of our competitors;

  •
  the loss of one or more significant customers;

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  the timing of, and potential unexpected delays in, our customer orders and product shipments;

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  inventory obsolescence;

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  write-downs of accounts receivable;

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  a significant increase in our effective tax rate in any particular period as a result of the exhaustion, disallowance or accelerated recognition of our net operating loss carryforwards or otherwise;

  •
  an interrupted or inadequate supply of semiconductor chips or other materials included in our products;

  •
  technical problems in the development, ramp up, and manufacturing of products, which could cause shipping delays;

  •
  availability of third-party manufacturing capacity for production of certain products;

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  the impact of potential economic instability in the Asia-Pacific region; and

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  continuing impact and expenses related to our stock option review and its resolution

        In addition, the market prices of securities of semiconductor and other technology companies have been volatile. This volatility has significantly affected the market prices of securities of many technology companies for reasons frequently unrelated to the operating performance of the specific companies.

Accordingly, you may not be able to resell your shares of common stock at or above the price you paid. In the past, we and other companies that have experienced volatility in the market price of their securities have been, and in the future we may be, the subject of securities class action litigation.

Our stock price has demonstrated volatility, and continued volatility in the stock market may cause further fluctuations or decline in our stock price.

        The market for our common stock has been subject to significant volatility, which is expected to continue. For example, from January 1, 2007 through September 13, 2007, the closing sale price of our common stock on the Nasdaq Global Market ranged from a low of $20.20 on January 22, 2007 to a high of $44.02 on September 13, 2007. This volatility is often unrelated or disproportionate to our operating performance. These fluctuations, as well as general economic and market conditions, could cause the market price of our common stock to decline.

Management has significant discretion over the use of our net proceeds from this offering and may apply such net proceeds in ways that do not increase our market value or improve our operating results.

        We intend to use our net proceeds from this offering for general corporate purposes and working capital. We may also use a portion of our net proceeds to acquire or invest in complementary technologies, businesses or other assets. We have not reserved or allocated our net proceeds for any specific purpose and we cannot state with certainty how our management will use our net proceeds. Accordingly, our management will have considerable discretion in applying our net proceeds, and you will not have the opportunity as part of your investment decision, to assess whether we are using our net proceeds appropriately. We may use our net proceeds for purposes that do not result in any increase in our results of operations or market value. Until the net proceeds we receive are used, they may be placed in investments that do not produce income or that lose value.

Class action litigation due to stock price volatility or other factors could cause us to incur substantial costs and divert our management's attention and resources.

        In the past, securities class action litigation often has been brought against a company following periods of volatility in the market price of its securities. Companies such as ours in the semiconductor industry and other technology industries are particularly vulnerable to this kind of litigation due to the high volatility of their stock prices. While we are not aware of any such contemplated class action litigation against us, we may in the future be the target of securities litigation. Any securities litigation could result in substantial costs and could divert the attention and resources of our management.

If securities or industry analysts do not publish research or reports about our business, or if they issue an adverse opinion regarding our stock, our stock price and trading volume could decline.

        The trading market for our common stock is influenced by the research and reports that industry or securities analysts publish about us or our business. If one or more of the analysts who cover us issue an adverse opinion regarding our stock, our stock price would likely decline. If one or more of these analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

Provisions in our organizational documents, our rights agreement and California law could delay or prevent a change in control of our company that our shareholders may consider favorable.

        Our articles of incorporation and bylaws contain provisions that could limit the price that investors might be willing to pay in the future for shares of our common stock. Our Board of Directors can authorize the issuance of preferred stock that can be created and issued by our Board of Directors without prior shareholder approval, commonly referred to as "blank check" preferred stock, with rights senior to those of our common stock. The rights of the holders of our common stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that we may issue in the future. The issuance of preferred stock could have the effect of delaying, deterring or preventing a change in control and could adversely affect the voting power of your shares. In addition, our Board of Directors has adopted a rights plan that provides each share of our common stock with an associated right to purchase from us one one-thousandth share of Series D participating preferred stock at a purchase price of $58.00 in cash, subject to adjustment in the manner set forth in the rights agreement. The rights have anti-takeover effects, in that they would cause substantial dilution to a person or group that attempts to acquire a significant interest in our company on terms not approved by our Board of Directors. In addition, provisions of California law could make it more difficult for a third party to acquire a majority of our outstanding voting stock by discouraging a hostile bid, or delaying or deterring a merger, acquisition or tender offer in which our shareholders could receive a premium for their shares or a proxy contest for control of our company or other changes in our management. See the sections titled "Description of Capital Stock—Preferred Stock" and "Description of Capital Stock—Anti-Takeover Provisions."

FORWARD-LOOKING STATEMENTS

        This prospectus contains forward-looking statements that involve risks and uncertainties. The forward-looking statements are contained principally in the sections entitled "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business." These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

  •
  anticipated trends and challenges in our business and the markets in which we operate;

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  our ability to remediate material weaknesses in, and improve the qualities of, our internal controls;

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  our expectations regarding our expenses and international sales;

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  plans for future products and services and for enhancements of existing products and services;

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  our anticipated cash needs and our estimates regarding our capital requirements and our needs for additional financing;

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  our anticipated growth strategies;

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  our intellectual property;

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  statements regarding our legal proceedings;

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  our ability to attract customers; and

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  sources of new revenue.

        In some cases, you can identify forward-looking statements by terms such as "may," "might," "will," "objective," "intend," "should," "could," "can," "would," "expect," "believe," "estimate," "predict," "potential," "plan," or the negative of these terms, and similar expressions intended to identify forward-looking statements. These statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. We discuss many of these risks in this prospectus in greater detail under the heading "Risk Factors." Also, these forward-looking statements represent our estimates and assumptions only as of the date of this prospectus. Unless required by U.S. federal securities laws, we do not intend to update any of these forward-looking statements to reflect circumstances or events that occur after the statement is made.

        You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

USE OF PROCEEDS

        We expect that the net proceeds we will receive from the sale of the shares of common stock offered by us will be approximately $165.7 million, based on an assumed public offering price of $44.02 per share, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters exercise their over-allotment option in full, our net proceeds will be approximately $25.0 million. A $1.00 increase (decrease) in the assumed public offering price would increase (decrease) the net proceeds to us from this offering by $3.8 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and no exercise of the underwriters' over-allotment option, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use our net proceeds from this offering for general corporate purposes, including working capital and capital expenditures. We may also use a portion of our net proceeds to acquire or invest in complementary technologies, businesses or other assets. We have no current agreements or commitments with respect to any material acquisitions.

        We cannot currently estimate the amounts to be used for each purpose set forth above. Accordingly, our management will have significant flexibility in applying the net proceeds of this offering. Pending use of the net proceeds as described above, we intend to invest the net proceeds of this offering in short-term, interest-bearing, investment-grade securities.

MARKET PRICE OF OUR COMMON STOCK

        The following table sets forth the high and low sales prices per share of our common stock as reported by the Nasdaq Global Market for the periods indicated:

Fiscal Year	High	Low
2006:
First Quarter	$12.45	$7.49
Second Quarter	8.94	6.31
Third Quarter	12.50	7.70
Fourth Quarter	17.05	9.86
2007:
First Quarter	$16.88	$12.83
Second Quarter	14.85	7.99
Third Quarter	19.88	8.52
Fourth Quarter	29.12	18.60
2008:
First Quarter	$32.57	$23.12
Second Quarter	34.00	24.15
Third Quarter (through September 13, 2007)	45.59	29.30

        The closing sales price of our common stock on September 13, 2007 was $44.02 per share.

DIVIDEND POLICY

        We have never declared or paid any cash dividends on our capital stock, and we do not currently intend to pay any cash dividends on our common stock in the foreseeable future. We expect to retain future earnings, if any, to fund the development and growth of our business. Our Board of Directors will determine future dividends, if any. In addition, our line of credit prohibits us from paying dividends on our common stock, without first obtaining the consent of the lender.

CAPITALIZATION

        The following table describes our cash and cash equivalents and capitalization as of August 4, 2007:

  •
  on an actual basis; and

  •
  on an as adjusted basis to give effect to the application of the estimated net proceeds from the issuance and sale of 4,000,000 shares of our common stock offered by us in this offering at an assumed public offering price of $44.02 per share, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, as if it had occurred as of August 4, 2007.

        A $1.00 increase (decrease) in the assumed public offering price would increase (decrease) the net proceeds to us from this offering by $3.8 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

        You should read this table together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and the related notes appearing elsewhere in this prospectus.

	As of August 4, 2007
	Actual	As Adjusted
	(unaudited)
	(in thousands, except share data)
Cash and cash equivalents	$33,468	$199,204

Long-term debt, including current portion(1)	$133	$133
Shareholders' equity:
Preferred Stock, no par value, 2,000,000 shares authorized, no shares issued or outstanding, actual and as adjusted	—	—
Common stock, no par value; 35,000,000 shares authorized; 24,086,653 shares issued and outstanding, actual; 28,086,653 shares issued and outstanding, as adjusted	126,505	292,241
Accumulated other comprehensive income	398	398
Accumulated deficit	(52,667)	(52,667)

Total shareholders' equity	74,236	239,972

Total capitalization	$74,369	$240,105

(1)
On August 30, 2007, we repaid all of our outstanding long-term debt.

        The actual and as adjusted information set forth in the table:

  •
  is based upon 24,086,653 shares of common stock outstanding as of August 4, 2007;

  •
  excludes 4,661,631 shares of common stock issuable upon the exercise of options outstanding as of August 4, 2007, at a weighted average exercise price of $9.13 per share; and

  •
  excludes 1,022,101 shares of common stock available for future issuance under our stock option plans and employee stock purchase plan as of August 4, 2007.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

        The following selected consolidated financial data should be read together with the section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our historical consolidated financial statements and related notes included elsewhere in this prospectus. The selected consolidated balance sheet data as of January 28, 2006 and February 3, 2007 and the selected consolidated statements of operations data for each of the fiscal years in the three-year period ended February 3, 2007 have been derived from our audited consolidated financial statements which are included elsewhere in this prospectus. The selected consolidated balance sheet data as of February 1, 2003, January 31, 2004 and January 29, 2005 and the selected consolidated statements of operations data for the years ended February 1, 2003 and January 31, 2004 have been derived from our unaudited consolidated financial statements not included in this prospectus, as adjusted for the impact of the restatement of our financial statements, that resulted from our internal stock option investigation described in Note 2 to our audited consolidated financial statements included elsewhere in this prospectus. The selected consolidated statements of operations data for the six months ended July 29, 2006 and August 4, 2007 and the selected consolidated balance sheet data as of August 4, 2007 have been derived from our unaudited condensed consolidated financial statements that are included elsewhere in this prospectus. The unaudited condensed consolidated financial data have been prepared on the same basis as the audited consolidated financial statements contained in this prospectus and include all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for the periods presented. Historical results are not necessarily indicative of the results to be expected in the future, and results of interim periods are not necessarily indicative of results for the entire year.

	Years Ended		Years Ended			Six Months Ended
	February 1, 2003	January 31, 2004	January 29, 2005	January 28, 2006	February 3, 2007	July 29, 2006	August 4, 2007
	(unaudited)					(unaudited)
	(in thousands, except per share data)
Consolidated Statements of Operations Data:
Net revenues	$18,139	$30,559	$31,398	$33,320	$91,218	$34,935	$78,564
Cost of revenues	8,374	11,924	9,667	11,925	46,783	18,543	38,446

Gross profit	9,765	18,635	21,731	21,395	44,435	16,392	40,118
Operating expenses:
Research and development	8,942	11,089	12,288	15,040	22,515	10,266	14,453
Sales and marketing	4,900	5,444	5,268	6,056	7,841	3,485	4,924
General and administrative	3,172	2,943	4,531	4,868	8,222	4,103	6,705

Operating expenses	17,014	19,476	22,087	25,964	38,578	17,854	26,082

Income (loss) from operations	(7,249)	(841)	(356)	(4,569)	5,857	(1,462)	14,036
Gain on sales of long-term investments	—	—	—	2,549	—	—	—
Interest income and other income (loss), net	(179)	255	294	529	815	355	720

Income (loss) before income taxes	(7,428)	(586)	(62)	(1,491)	6,672	(1,107)	14,756
Provision for (benefit from) income taxes	(18)	77	63	70	428	33	799

Net income (loss)	(7,410)	(663)	(125)	(1,561)	6,244	$(1,140)	$13,957

Net income (loss) per share:
Basic	$(0.45)	$(0.03)	$(0.01)	$(0.07)	$0.28	$(0.05)	$0.60
Diluted	$(0.45)	$(0.03)	$(0.01)	$(0.07)	$0.24	$(0.05)	$0.52
Shares used in computation:
Basic	16,482	19,437	20,809	21,412	22,683	22,567	23,423
Diluted	16,482	19,437	20,809	21,412	25,670	22,567	26,820
	As of
				As of		As of
	February 1, 2003	January 31, 2004	January 29, 2005	January 28, 2006	February 3, 2007	August 4, 2007
		(unaudited)				(unaudited)
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$755	$18,962	$10,250	$16,827	$24,413	$33,468
Working capital	3,403	22,516	22,303	27,826	38,784	60,596
Total assets	22,081	30,703	35,553	40,357	76,084	96,021
Current portion of long-term debt(1)	—	—	—	211	266	133
Long-term debt, net of current portion(1)	—	—	—	233	15	—
Total liabilities	16,671	5,536	7,772	9,680	23,112	21,785
Total shareholders' equity	5,410	25,167	27,781	30,677	52,972	74,236

(1)
On August 30, 2007, we repaid all of our outstanding long-term debt.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The following discussion and analysis of our financial condition and results of operations should be read together with "Selected Historical Consolidated Financial Data" and our historical consolidated financial statements and related notes appearing elsewhere in this prospectus. In addition to historical information, this discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including but not limited to, those set forth under "Risk Factors" and elsewhere in this prospectus.

Overview

        We are a leading fabless provider of highly integrated system-on-chip, or SoC, solutions that are used to deliver multimedia entertainment throughout the home. Our SoC solutions combine our semiconductors and software and are a critical component of multiple high-growth, consumer applications that process digital video and audio content, including IPTV, high definition DVD players, HDTVs, and portable media players. Our semiconductors provide high definition digital video decoding for multiple compression standards, graphics acceleration, audio decoding, a CPU and display control. Our software provides control of media processing and system security management. Together, our semiconductors and software form a complete SoC solution that we believe provides our customers with a foundation to quickly develop feature-rich consumer entertainment products. We believe we are the leading provider of digital media processor SoCs for set-top boxes in the IPTV market and a leading provider of such SoCs for the high definition DVD player market, in terms of units shipped.

        Our primary target markets are the IPTV, the high definition DVD and other media players and the HDTV markets. The IPTV market consists of consumer and commercial products that distribute and receive streaming video using internet protocol, or IP. The high definition DVD and other media players market consists primarily of set-top boxes and portable media products that perform playback of digital media stored on optical or hard disk formats. Our products support the two operating standards upon which high definition DVD players are based, Blu-ray and HD-DVD. The HDTV product market consists of digital television sets offering high definition capability. We also sell products into other markets such as the PC-based add-in market. Although we no longer specifically target them, we continue to derive revenues from sales of our products into these markets.

        Our primary product group consists of our SoC solutions. To a much lesser extent, we provide other products, such as customized development boards. For the six months ended August 4, 2007 and fiscal year 2007, we derived 96% and 95%, respectively, of our total net revenues from our SoC solutions. Our SoC solutions consist of highly integrated semiconductors and software that process digital video and audio content. Our net revenues from sales of our SoC solutions increased $58.8 million, or 208%, from fiscal year 2007 compared to fiscal year 2006. This increase in our SoCs sales in fiscal year 2007 was in part attributable to many of our customers commercially launching products incorporating our SoCs after successful initial trials. We began volume shipments in January 2006 of our SMP8630 series, which is our latest SoC solution for these markets. This product series represented 60% of our net revenues in fiscal year 2007 and 3% of our net revenues in fiscal year 2006. We believe our success with the SMP8630 series product demonstrates our success in the recently emerging IPTV and high definition DVD player markets. As a result of increased customer adoption, our net revenues increased from $33.3 million in fiscal year 2006 to $91.2 million in fiscal year 2007, representing growth of over 170%.

        We do not enter into long-term commitment contracts with our customers and receive substantially all of our net revenues based on purchase orders. We forecast demand for our products based not only on our assessment of the requirements of our direct customers, but also on the anticipated requirements of the telecommunications carriers that our customers serve. We work with both our direct customers and these carriers to address the market demands and the necessary specifications for our technologies. However, our failure to accurately forecast demand can lead to product shortages that can impede production by our customers and harm our relationship with these customers.

        Many of our target markets are characterized by intense price competition. In addition, the semiconductor industry is highly competitive and, as a result, we expect our average selling prices to decline over time. To date, we have not experienced significant competitive pricing pressures with respect to our SoC solutions in our primary target markets. However, on occasion, we have reduced our prices for individual customer volume orders as part of our strategy to obtain a competitive position in our target markets. The willingness of customers to design our SoCs into their products depends to a significant extent upon our ability to sell our products at competitive prices. If we are unable to reduce our costs sufficiently to offset any declines in product selling prices or are unable to introduce more advanced products with higher margins in a timely manner, we could see declines in our market share or gross margins. We expect our gross margins will vary from period to period due to changes in our average selling prices, volume order discounts, mix of product sales, our costs, the extent of development fees, changes in estimated useful lives of production testing equipment and provisions for inventory obsolescence.

        We expect our revenues from the IPTV, the high definition DVD and other media players and the HDTV markets to grow with increasing demand in these markets. Our revenues derived from the IPTV market may fluctuate in future periods, as these revenues are based on telecommunications service providers IPTV service deployments, the timing of which are uncertain. We expect our operating expenses will increase in absolute dollars as our revenues grow.

Restatement of Consolidated Financial Statements

        We currently have ineffective internal control over financial reporting and disclosure controls and procedures. We have had ongoing material weaknesses in our internal control over financial reporting since the fiscal period ended January 31, 2005, the first year in which we were required to evaluate our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act of 2002. Our material weaknesses, most recently identified as of February 3, 2007, are discussed in more detail below. We have not completed the remediation of any of these material weaknesses. These weaknesses result in more than a remote likelihood that a material misstatement of our annual or interim financial statements would not be prevented or detected. Although we have initiated corrective actions that we believe will help remediate our material weaknesses, we likely will not have sufficient time to implement our remediation plans before testing our internal control over financial reporting for our current fiscal year that will end February 2, 2008.

        In April 2007, we restated our consolidated balance sheet as of January 28, 2006 and the related consolidated statements of operations, shareholders' equity and cash flows for each of fiscal years 2005 and 2006 as a result of an internal stock option investigation commenced by the Audit Committee of our Board of Directors, or Audit Committee, and other errors identified as a result of the audit of the fiscal year 2007, and the re-audit of the fiscal years 2005 and 2006. This restatement is more fully described in Note 2, "Restatement of Consolidated Financial Statements," to our audited consolidated financial statements included elsewhere in this prospectus. The restatement of financial information for our fiscal years 2003 and 2004 and our unaudited condensed consolidated financial statements for the three months ended April 29, 2006 are included in this prospectus under the section titled "Selected Historical Consolidated Financial Data." The restatement of our consolidated financial statements was completed in April 2007.

Background/Stock Option Investigation

        We previously disclosed, on July 26, 2006, that the Audit Committee of our Board had commenced an internal investigation, assisted by outside legal counsel and accounting experts, of our practices related to historical stock option grants. During the investigation, the Audit Committee reviewed stock option grants to officers, directors and employees from 1997 to 2006, or the Review Period, encompassing approximately 1,000 grants on 41 different grant dates. On September 21, 2006, we announced that certain of the actual measurement dates for prior option grants may differ from the recorded measurement dates.

        The Audit Committee concluded its investigation in April 2007. Its investigation found that nearly all of the stock option grants for new hires, as well as for promotion and retention, were approved by the use of unanimous written consents, or UWCs, of our Board, rather than at a Board meeting. Our Audit Committee found that the company's process resulted in grant dates on the UWCs being routinely established before the receipt of fully-signed UWCs authorizing such grants. Our Audit Committee also found that due to these and other deficiencies in the administration of our stock option plans, a number of options grants between 1997 and 2006 were misdated.

        Our Audit Committee has concluded that the stock option grant process, including the UWC process described above, reflected management's lack of appreciation of the legal and accounting standards of the stock option grant process and the erroneous belief that dates other than the stated grant date were, at best, administrative in nature and not governing. Based on the quarterly low price points of the option grants, and absent any objective documentation to the contrary, our Audit Committee has also speculated that the ultimate selection of the grant dates stated on the UWCs may have benefited from limited hindsight, but it did not find any conclusive evidence to this effect. The Audit Committee did not find any evidence of intent to deceive or to destroy or alter documents or to obstruct or impede the investigation in any way.

        As a result of the review, our Audit Committee recommended the prompt hiring of a chief financial officer with extensive public company experience and knowledge of generally accepted accounting principles knowledge. We hired a new chief financial officer in February 2007. We hired our current chief financial officer, Thomas E. Gay III, on May 21, 2007. Our Audit Committee also recommended the following changes to the process by which we grant stock options, which we have commenced implementing:

  1.
  Require approval of all option grants at a Board meeting and that UWCs no longer be used.

  2.
  Improvement in internal controls over financial reporting:

  •
  revise stock option documentation and create appropriate controls for annual, new hire and promotion option grant preparation, presentation for approval, entry into stock option database, and notification to employees;

  •
  adopt a specific internal control that all internal approvals for stock option grants be obtained prior to presentation to the Compensation Committee or Board action; and

  •
  develop an annual plan for issuance of options together with guidelines for the number and types of stock option awards that are offered to the different salary grades, which shall be reviewed and approved annually by our Compensation Committee after or in connection with the Board's approval of the annual business plan.

  3.
  Training. Under the direction of our chief financial officer, we will establish cross-functional training for personnel in all areas associated with the stock option granting process:

  •
  The training will cover (a) stock option and other equity award programs and related improvements to equity compensation controls, processes and procedures, (b) accounting implications of equity award grants, and (c) legal and tax implications of equity award grants.

    •
    We will require that all personnel responsible for stock option administration participate in training at least annually, including (a) our chief executive officer and all direct reports, (b) finance department members, (c) human resources department members, (d) stock administration department members, and (e) all new employees involved in the above-listed functions or roles.

        Related to the special investigation and financial statement restatements, we incurred approximately $3.2 million in costs for legal fees, external audit firm fees and external consulting fees.

Accounting Considerations—Share-Based Compensation

        We originally accounted for all employee, officer and director stock option grants as fixed grants under Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB 25), using a measurement date of the recorded grant date. We issued all grants with an exercise price equal to the fair market value of our common stock on the recorded grant date, and therefore originally recorded no share-based compensation expense.

        As a result of the findings of the investigation conducted by our Audit Committee and our own further review of our stock option granting practices, we determined that, although fixed accounting under APB 25 was appropriate, the measurement dates for certain stock option grants differed from the recorded grant dates for such grants. In some instances, we were only able to locate sufficient evidence to identify the measurement date described in APB 25, the first date on which both the number of shares that an individual employee was entitled to receive and the exercise price were known, within a range of possible dates. As a result, we developed a methodology to establish the revised measurement date as our estimate of the first date on which both the number of shares that an individual employee was entitled to receive and the exercise price were known with finality. Using the methodology described below, we concluded that it was appropriate to revise the measurement dates for these grants based upon our findings, and we refer to these revised measurement dates as the Deemed Measurement Dates.

        We calculated share-based compensation expense under APB 25 based upon the intrinsic value as of the Deemed Measurement Dates of stock option awards determined to be "fixed" under APB 25 and the vesting provisions of the underlying options. We calculated the intrinsic value on the Deemed Measurement Date as the closing price of our common stock on such date as reported on the Nasdaq National Market, now the Nasdaq Global Market, less the exercise price per share of common stock as stated in the underlying stock option agreement, multiplied by the number of shares subject to such stock option award. We recognized these amounts as compensation expense over the vesting period of the underlying options, which was generally five years.

        The methodology developed by one of our advisors and used by us, with such advisor's assistance, to determine the Deemed Measurement Dates associated with prior stock option grants was as follows:

        New Hire Non-Officer Employee Stock Options Effective January 2006—Effective January 2006, we amended our practice of granting options to new hire non-officer employees to grant all such options at the end of the quarter in which the employee was hired. Accordingly, we determined the Deemed Measurement Date for each of these grants to be the last business day of the quarter of the employee's quarter of hire, because it was determined to be the first date when the number of shares and the price of each grant were known with finality.

        All Other Stock Options—We determined the Deemed Measurement Dates for all stock option grants other than those described above to be either the Approval Date or the Communication Date for the stock option grant. The Approval Date was used in each case that it was reliably determined, and the Communication Date was used in those cases where the Approval Date could not be determined or was determined to be unreliable.

        The "Approval Date" for the stock option was the date set forth in executed minutes or a fully-executed consent of the board of directors or stock option committee, provided that (a) documentary evidence existed that the allocation of shares had been finalized on such date, and (b) the Communication Date for the stock option was within 30 days of the Approval Date.

        The "Communication Date" for the stock option was the date we determined the key terms of the option (both the number of shares and the exercise price) to be initially communicated to the optionee. In the absence of specific documentary evidence of initial communication, we generally determined the Communication Date to be the earliest of: (a) the date the employee record was added to the stock option database application, or the Record Add Date; (b) the optionee manual signature date on the stock option agreement, or the Stock Option Agreement Date; and (c) for officers and directors, the date that a Form 3 or 4 was filed with the SEC with respect to the grant, or the Form 3 or 4 Date. However, if we determined that the earliest date was the Record Add Date, and if the Stock Option Agreement Date was more than 30 days after the Record Add Date, then we determined the Communication Date to be the earlier of the Stock Option Agreement Date or the Form 3 or 4 Date.

        When applying this methodology to groups of grants, we generally determined the Communication Date for the group to be the latest Record Add Date, the earliest Stock Option Agreement Date, as we determined that, under our stock option grant process, the terms of stock options were generally communicated concurrently to each member of the group. We excluded a limited number of options, or Outliers, from the determination of the latest Record Add Date and the earliest Stock Option Agreement Date for a group of grants when, based upon available evidence, we considered the Outlier dates as not reliable as to the date that the terms of the stock option grants were communicated to the group.

        We determined that variable accounting under APB 25, which is required in situations when the terms of option grants are modified subsequent to the date that all granting actions are complete, was not applicable for any of the grants during the Review Period.

        The methodology described above, and the determination of which stock option grants should be considered Outliers, as described above, involves judgment. We believe that the judgments applied are consistent with the provisions of the appropriate accounting pronouncements and the letter from the Office of the Chief Accountant of the SEC to the Financial Executives International and the American Institute of Certified Public Accountants dated September 19, 2006.

        As stated above, using this methodology, we recorded an aggregate charge for stock compensation related adjustments of $16.2 million relating to the Review Period. If we had consistently used the Record Add Date as the Deemed Measurement Date for all grants in which the recorded grant date could not be relied upon (and excluded Outliers, consistent with the application of our methodology), the aggregate pre-tax share-based compensation charges relating to the Review Period would have been approximately $16.8 million. Alternatively, if we would have used the highest or lowest trading prices of our common stock between the last date of documentary approval evidence, which was otherwise deemed unreliable, generally because the date of all approvals could not be verified before the Deemed Measurement Date and the measurement date, since a measurement date could have occurred on any date between those two dates, the aggregate pre-tax share-based compensation charges relating to the same periods would have been $15.4 million if we had used the lowest price and $17.5 million if we had used the highest price.

Restatement Adjustments

        Our restated consolidated financial statements, which are included elsewhere in this prospectus, incorporate share-based compensation expense and related payroll taxes, penalties and interest expenses. The restatement adjustments resulted in a $16.4 million increase in our accumulated deficit as of April 29, 2006. This amount included a reduction of our consolidated net income of approximately $2.0 million and $3.4 million for the fiscal years 2005 and 2006, respectively, and $0.8 million for the quarter ended April 29, 2006. The total restatement impact for periods through January 31, 2004 of $10.2 million was reflected as a prior period adjustment to accumulated deficit as of that date.

        The restatement adjustments reduced our originally reported diluted earnings per share by $0.09 and $0.15 for fiscal years 2005 and 2006, respectively.

        The table below presents the impact of the individual restatement adjustments, which are explained in further detail following the table:

	Three Months Ended April 29, 2006
		Fiscal Year		Fiscal Year
		2006	2005	2004	2003	2002	2001	2000	1999	1998
	(unaudited)	(audited)		(unaudited)
	(in thousands)
Share-based compensation expense	$1,095	$1,582	$1,476	$1,553	$1,343	$1,156	$1,315	$1,532	$1,137	$997
Accelerated vesting and extended exercisability	55	—	—	76	8	—	—	—	—	33
Payroll taxes, interest and penalties	372	1,403	227	700	155	15	227	523	22	38

Total share-based expenses	1,522	2,985	1,703	2,329	1,506	1,171	1,542	2,055	1,159	1,068
Less: Compensation expense previously recorded	(795)	—	—	—	—	—	—	—	—	—

Net adjustment to net income (loss) due to share-based compensation	727	2,985	1,703	2,329	1,506	1,171	1,542	2,055	1,159	1,068
Add: Other accounting adjustments	67	460	262	(123)	(153)	(161)	(242)	66	—	—

Total adjustments to net income (loss)	$794	$3,445	$1,965	$2,206	$1,353	$1,010	$1,300	$2,121	$1,159	$1,068

        Share-Based Compensation—These adjustments result from our determination that the initially recorded measurement dates of option grants during the Review Period could not be relied upon, based upon the Audit Committee's investigation and our subsequent reviews and analyses. For substantially all such option grants, there was correspondence or other evidence that indicated that not all required corporate approvals had been obtained as of the initially recorded measurement date. We adopted a methodology to remeasure these option grants to a revised measurement date, as described below, and accounted for these grants as fixed awards under Accounting Principles Board Opinion (APB) No. 25 Accounting for Stock Issued to Employees, or APB 25.

        Accelerated vesting and extended exercisability—These adjustments were made as a result of the acceleration of stock option vesting upon termination and the extension of the exercisability of certain options held by a few employees.

        Payroll taxes, interest and penalties—In connection with the share-based compensation adjustments, we determined that certain options previously classified as Incentive Stock Options, or ISOs, under the Internal Revenue Code, were determined to have been granted with an exercise price below the fair market value of our stock on the revised measurement date. Under Code tax regulations, ISOs may not be granted with an exercise price less than the fair market value on the date of grant, and therefore these grants might not qualify for ISO tax treatment. We refer to these stock options as the Affected ISOs. The potential disqualification of ISO status exposes us to additional payroll-related withholding taxes on the exercise of options granted to U.S. employees, and penalties and interest for failing to properly withhold taxes on exercise of those options. As of August 4, 2007, we have recorded a net liability of approximately $3.9 million in connection with the potential disqualification of ISO tax treatment for option awards. In May 2007, the IRS began an employment tax audit for our fiscal year 2004 and 2005. We have also requested that fiscal year 2006 be included in this audit cycle. In August 2007, the IRS began an income tax audit for our fiscal year 2005. The focus of the IRS employment tax audit relates to tax issues connected to our granting stock options with exercise prices per share that were less than the fair market value per share of the common stock underlying the option on the option's measurement date for financial reporting purposes. The IRS has not yet proposed any tax deficiency, interest or penalty amounts in respect of this audit. We recorded the payroll tax, interest and penalty expenses in the periods in which the underlying stock options were exercised. Then, in subsequent periods in which the liabilities were legally extinguished due to expiration of the statutes of limitations, the expenses were reversed, and recognized as a reduction in the related functional expense category in our consolidated statements of operations.

        Because virtually all holders of options issued by us were not involved in or aware of the incorrect pricing of the Affected ISOs, we took certain actions and are considering possible additional actions to address the impact of certain adverse tax consequences on such holder, including those consequences arising from Code Section 409A that may result from the exercise price of stock options being less than the fair market value of our common stock on the Deemed Measurement Date. Code Section 409A, and, as applicable, similar tax laws in California and other states, imposes penalty taxes on our employees holding stock options granted with an exercise price lower than the fair market value on the date of grant that vest after December 31, 2004, which we refer to as the 409A Affected Options. The IRS has issued transition rules under Code Section 409A that allows for a correction, or cure, for 409A Affected Options. In December 2006, we entered into agreements with each of our executive officers to amend the 409A Affected Options held by such persons to limit the period of exercisability to a defined calendar year. Accordingly, our executive officers must exercise 409A Affected Options within specified timeframes or the portion of these options not exercised within such timeframes expire.

        Further, on May 15, 2007, we filed a Tender Offer Statement on Schedule TO with the SEC and commenced an offer, which we refer to as the Offer, to amend certain options granted under our Amended and Restated 1994 Stock Plan or our 2001 Employee Stock Option Plan that had original exercise prices per share that were less than the fair market value per share of the common stock underlying the option on the option's measurement date, for financial reporting purposes, and were unvested as of December 31, 2004. Under the terms of the Offer, individuals eligible to participate in the Offer must have been: (a) a non-executive employee of the company or one of its subsidiaries as of the date on which the Offer commenced and on June 13, 2007, the date on which the Offer expired; (b) subject to federal income tax in the United States; and (c) holding Section 409A Affected Options grants that were unvested as of December 31, 2004. Our executive officers and directors were not eligible to participate in the Offer. Options that were eligible for amendment under the Offer are referred to below as Eligible Options.

        The terms of the Offer provided that employees could elect to have Eligible Options amended to increase their exercise price per share to be equal to the fair market value used for financial reporting purposes and to receive a cash payment with respect to such amended options equal to the difference between the amended exercise price and the original exercise price of each Eligible Option, less applicable withholding taxes. The cash payments will be made on the first payroll date following January 1, 2008, regardless of whether the holder of the amended Eligible Option remains employed with us on the actual cash payment date.

        We received election forms from eligible employees agreeing to amend and increase to fair value the exercise price with respect to approximately 1.2 million shares underlying Eligible Options. Under the terms of the Offer, we will make cash payments in January 2008 totaling approximately $2.4 million to the individuals who have amended their Eligible Options, which amount was fully accrued in the second quarter of our 2008 fiscal year.

        For those employees who exercised a 409A Affected Option during 2006, we participated in the IRS and California Franchise Tax Board, or FTB, settlement programs they have developed to allow employers to pay certain taxes on behalf of employees to settle potential tax liabilities resulting from the exercise of these 409A Affected Options during 2006. In connection with our participation in these programs, we paid an aggregate of approximately $0.3 million to the IRS and FTB. During the second quarter of fiscal year 2008 we also approved bonuses of an aggregate of approximately $0.2 million payable to these affected employees to compensate them for additional income tax imposed on them as a result of the payments we made on their behalf to the IRS and FTB.

        Income tax benefit (provision)—Because of the potential impact of the measurement date changes on the qualified status of Affected ISOs, we have determined that all Affected ISOs might not be qualified as ISOs under IRS regulations, and therefore should be accounted for as if they were Nonstatutory Stock Options under the IRC, or NSOs, for income tax accounting purposes. However, we recorded no income tax benefit associated with share-based compensation and related charges because of valuation allowances provided against the resulting deferred tax assets, as we believe that sufficient doubt exists that we will be able to realize the value of those assets.

Other Accounting Adjustments

        In addition to the share-based compensation adjustments described above, we also made certain other adjustments to our previously-reported net income (loss):

    •
    As discussed in Note 2 to our audited consolidated financial statements included elsewhere in this prospectus, during our fiscal year 2007 audit, we determined that incorrect measurement dates were used to value stock options exchanged with the employees previously with Blue7 upon our acquisition of Blue7. As a result, the increase in purchase price of $0.7 million was recorded as an increase to both goodwill and future share-based compensation expense as of the date of acquisition. This compensation expense is amortized to our consolidated statement of operations over the remaining vesting period of the related options. For the first quarter of fiscal year 2007, we recorded incremental share-based compensation expense of $40,000.

    •
    As also discussed in Note 2 to our audited consolidated financial statements included elsewhere in this prospectus, during our fiscal year 2007 audit, we determined that the collection of our French research and development tax credit was reasonably assured and, therefore, should have been accounted for using the accrual method, whereas such credits were previously recorded upon the receipt of cash. As a result, we restated our previously-reported operating results for fiscal years 2001 through 2006 to record aggregate income of $0.2 million in Interest and other income.

    •
    Additionally, as discussed in Note 2 to our audited consolidated financial statements included elsewhere in this prospectus, for fiscal year 2005 and prior years we accrued and expensed estimated audit and tax professional fees ratably during the fiscal year prior to such services being actually performed. As a result, we restated fiscal years 2003 through 2006 to reflect the expensing of such audit and tax professional fees as the services were performed. The restatement for this element resulted in increases (decreases) in general and administrative expenses of zero, $0.2 million, and ($0.1 million) for each of fiscal years 2007, 2006, and 2005, respectively.

    •
    As discussed in Note 2 to our audited consolidated financial statements included elsewhere in this prospectus, during our fiscal year 2007 audit, we restated our previously-reported operating results for fiscal years 2001 through 2006 to record certain adjustments to previously-provided income taxes. These adjustments amounted to an aggregate increase in income tax provision and income taxes payable of $0.3 million to reflect income taxes related to our foreign subsidiaries.

    •
    During our fiscal year 2007 audit, we restated our previously-reported operating results for the first quarter of fiscal year 2007 to record an increase to our warranty reserve and warranty expense of $27,000.

        In addition to the above adjustments, reclassifications have been made to prior year balances to conform to the current year presentation.

Related Proceedings

        Several derivative actions related to the stock option grants were filed against certain of our current and former directors and officers. These cases are discussed under the section titled "Business—Legal Proceedings."

        As we disclosed on July 26, 2006, the SEC commenced an informal inquiry into our stock option grant practices. We are cooperating with the SEC and intend to continue to do so.

The Nasdaq Global Market

        As a result of our internal review of our historical stock option granting practices, we were unable to timely file our periodic reports with the SEC during fiscal year 2007. We were also subject to delisting proceedings in front of the Nasdaq Listing Qualifications Staff. After we filed all of our outstanding periodic reports with the SEC in late April 2007, we received a Nasdaq Listing Qualifications Staff letter stating that the Nasdaq Listing Qualifications Staff determined that we had demonstrated compliance with all Nasdaq Marketplace Rules. Accordingly, our securities will continue to be listed on the Nasdaq Global Market. However, if the SEC disagrees with the manner in which we have accounted for and reported, or not reported, the financial impact of past stock option grants, there could be further delays in filing subsequent SEC reports or other actions that might result in the delisting of our common stock from the Nasdaq Global Market.

Evaluation of Controls and Procedures

        As discussed above, during 2006, a review related to our historical stock option granting practices was conducted by our Audit Committee. As a result of the review, we reached a conclusion that incorrect measurement dates were used for financial accounting purposes for certain stock option grants made in prior periods. Therefore, we have recorded additional non-cash share-based compensation expense and related tax effects with regard to past stock option grants, substantially all of which relate to options granted between February 1, 1997 and July 29, 2006. As a result, we announced in September 2006 that previously issued financial statements could no longer be relied upon. We restated previously filed annual financial statements and our quarterly financial statements of fiscal year 2007.

        In connection with the filing of our Form 10-Q for the three months ended August 4, 2007, we carried out an evaluation under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures, as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act. Based upon that evaluation, our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures were not effective as of August 4, 2007 because we have not completed the remediation of the material weaknesses discussed below. Our management concluded, and our independent registered public accounting firm,

Armanino McKenna LLP rendered an opinion concurring with managements' conclusion, that we did not maintain effective controls as of February 3, 2007 because of the following:

        Company-level controls.    We did not maintain effective company-level controls as defined in the Internal Control—Integrated Framework published by COSO. These deficiencies related to each of the five components of internal control as defined by COSO, which are control environment, risk assessment, control activities, information and communication, and monitoring. These deficiencies resulted in more than a remote likelihood that a material misstatement of our annual or interim financial statements would not be prevented or detected. Specifically,

    •
    our control environment did not sufficiently promote effective internal control over financial reporting throughout our organizational structure, and this material weakness was a contributing factor to the other material weaknesses described below;

    •
    we had inadequate risk assessment controls, including inadequate mechanisms for anticipating and identifying financial reporting risks; and for reacting to changes in the operating environment that could have a material effect on financial reporting;

    •
    there was inadequate communication from management to employees regarding the general importance of controls and employees duties and control responsibilities;

    •
    we had inadequate monitoring controls, including inadequate staffing and procedures to ensure periodic evaluations of internal controls to ensure that appropriate personnel regularly obtain evidence that controls are functioning effectively and that identified control deficiencies are remediated timely;

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    we had an inadequate number of trained finance and accounting personnel with appropriate expertise in U.S. generally accepted accounting principles. Accordingly, in certain circumstances, an effective secondary review of technical accounting matters was not performed;

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    we had inadequate controls over our management information systems related to program changes, segregation of duties, and access controls; and

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    we had inadequate access and change controls over end-user computing spreadsheets. Specifically, our controls over the completeness, accuracy, validity and restricted access and review of certain spreadsheets used in the period-end financial statement preparation and reporting process were not designed appropriately or did not operate as designed.

        Controls over share-based compensation.    We had inadequate administration, supervision, and review controls over the approval and recording of share-based compensation.

    •
    As discussed above, an internal review related to our historical stock option granting practices was carried out by our Audit Committee. As a result of the review, we reached a conclusion that incorrect measurement dates were used for financial accounting purposes for certain stock option grants made in prior periods. Therefore, we recorded in prior fiscal years additional non-cash share-based compensation expense and related tax effects with regard to past stock option grants, substantially all of which relate to options granted between February 1, 1997 and July 29, 2006; and

    •
    As discussed above, during our fiscal year 2007 audit, we determined that incorrect measurement dates were used to value stock options exchanged with the previously Blue7 employees upon the acquisition of Blue7. As a result, we restated our financial results for the first quarter of fiscal year 2007 to record an increase to the purchase price and related deferred share-based compensation expense.

        Our restated annual and interim financial statements correct the errors related to accounting for share-based compensation.

        Financial statement preparation and review procedures.    We had inadequate policies, procedures and personnel to ensure that accurate, reliable interim and annual consolidated financial statements were prepared and reviewed on a timely basis. Specifically, we had insufficient: (a) levels of supporting documentation; (b) review and supervision within the accounting and finance departments; (c) preparation and review of footnote disclosures accompanying our financial statements; and (d) technical accounting resources. These deficiencies resulted in errors in the financial statements and more than a remote likelihood that a material misstatement of our annual or interim financial statements would not be prevented or detected.

        Inadequate reviews of account reconciliations, analyses and journal entries.    We had inadequate review procedures over account reconciliations, account and transaction analyses, and journal entries. Specifically, deficiencies were noted in the following areas: (a) management review of supporting documentation, calculations and assumptions used to prepare the financial statements, including spreadsheets and account analyses; and (b) management review of journal entries recorded during the financial statement preparation process. These deficiencies resulted in an understatement of warranty accrual and inventory reserves, misclassification errors between research and development expenses and cost of goods sold, and other errors in prior financial statements. These deficiencies resulted in a more than a remote likelihood that a material misstatement of our annual or interim financial statements would not be prevented or detected.

        Inadequate controls over purchases and disbursements.    We had inadequate controls over the segregation of duties and authorization of purchases, and the disbursement of funds. These weaknesses increased the likelihood that misappropriation of assets and unauthorized purchases and disbursements could occur and not be detected in a timely manner. These deficiencies resulted in errors in the financial statements and in more than a remote likelihood that a material misstatement of our annual or interim financial statements would not be prevented or detected. Specifically, we had

    •
    inadequate procedures and controls to ensure proper segregation of duties within our purchasing and disbursements processes and accounting systems;

    •
    inadequate procedures and controls to ensure proper authorization of purchase orders; and

    •
    inadequate approvals for payment of invoices and wire transfers.

        We also carried out an evaluation under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures. This evaluation was most recently performed as of August 4, 2007, the last day of our second fiscal quarter. Based upon that evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were not effective as of August 4, 2007, because we had not completed the remediation of our material weaknesses discussed above.

        As of the date of this prospectus, we have not completed the remediation and testing of any of these material weaknesses.

        We are addressing the outstanding material weaknesses described above, as well as our control environment. We hired a new chief financial officer in the second quarter of fiscal year 2008. We also expect to undertake the following remediation efforts:

    •
    hire additional qualified personnel and other resources to strengthen the accounting, finance, and information technology organizations, and develop a plan to procure and then commence implementation of an enterprise resource planning system to replace our current system, to include appropriate information technology control;

    •
    adopt administration, supervision, and review controls over stock based compensation;

    •
    implement controls to ensure the periodic review of and changes to our end-user computing spreadsheets used in the period-end financial statement preparation and reporting process; and

    •
    review and implement appropriate vendor, purchasing, and disbursements segregation of duties controls.

        These specific actions are part of an overall program that we are currently developing in an effort to remediate the material weaknesses described above. We likely will not have sufficient time to implement our remediation plan before testing our internal control over financial reporting for our current fiscal year that will end February 2, 2008.

        In August 2007, we filed an amendment to our annual report on Form 10-K for fiscal year 2007, in order to correct certain clerical errors in our financial statements and financial statement footnotes.

Critical Accounting Policies and Estimates

        Management's discussion and analysis of financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues generated and expenses incurred during the reporting period. On an on-going basis, management evaluates its estimates and judgments, including, but not limited to, those related to:

  •
  revenue recognition;

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  accounts receivable;

  •
  inventories;

  •
  share-based compensation;

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  goodwill and purchased intangible assets;

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  deferred tax assets;

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  litigation and settlement costs; and

  •
  income taxes.

        Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

        Revenue recognition—We derive revenues primarily from three principal sources: product sales; product development contracts; and service contracts. We generally recognize revenues for product sales and service contracts in accordance with Staff Accounting Bulletin, or SAB, No. 104, "Revenue Recognition," under which revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred or service has been rendered, the fee is fixed and determinable, and collectibility is reasonably assured.

        Revenues from product sales to our customers are generally recognized upon shipment, as our shipping terms are FOB shipping point, except that revenues are deferred when management cannot reasonably estimate the amount of returns or where collectibility is not assured. In those situations, revenue is recognized when collection subsequently becomes probable and returns are estimable, which generally occurs upon resale by our customers. Allowances for sales returns and warranty costs are recorded at the time that revenues are recognized.

        Product development agreements typically require that we provide customized software to support customer-specific designs, accordingly this revenue is accounted for under the AICPA Statement of Position, or SOP, 97-2. We offer post-contract customer support, or PCS, on a contractual basis for additional fees, which is typically a one year term. In instances where software is bundled with the PCS, vendor specific objective evidence does not exist to allocate the total fee to each element of the arrangement that has not been delivered and, therefore, revenue and related costs are deferred until all elements, except PCS are delivered. The total fee is then recognized ratably over the PCS term (typically one year) after the software is delivered. We classify development costs related to product development agreements as cost of revenues. Product development revenues were approximately $0.6 million, $1.2 million and $1.0 million, for fiscal years 2007, 2006, and 2005, respectively.

        Revenues from service contracts consist of fees for providing engineering support services, and are recognized ratably over the contract term. Expenses related to support service revenues are included in cost of sales. Support service revenues were $0.3 million, $0.2 million and $0.3 million for fiscal years 2007, 2006, and 2005 respectively.

        Accounts receivable—During industry downturns, certain of our customers may have difficulty with their cash flows. Certain customers, typically those with whom we have long-term relationships, may delay their payments by 40 to 60 days beyond the original terms. We review the ability of our customers to pay the account receivable they incur with us. We defer recognition of revenue and the related receivable when we cannot reasonably estimate whether collectibility is reasonably assured at the time products and services are delivered to our customer. We provide an allowance for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. These estimated allowances are periodically reviewed, analyzing the customer's payment history and information regarding credit worthiness. In establishing our sales return allowance, we must make estimates of potential future product returns related to current period product revenue, including analyzing historical returns, current economic trends, and changes in customer demand and acceptance of our products. In fiscal years 2007, 2006 and 2005, we recorded a provision for bad debt allowance and sales returns in the total amount of $30,000, $31,000 and $0.6 million, respectively. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, or future product returns increased, additional allowances may be required.

        Inventories—We monitor our inventory levels in light of product development changes and market expectations. We may be required to take additional charges for quantities in excess of demand, cost in excess of market value and product age. Our analysis may take into consideration historical usage, expected demand, anticipated sales price, new product development schedules, the effect new products might have on the sales of existing products, product age, customer design activity, customer concentration and other factors. These forecasts require us to estimate our ability to see demand for current and future products and compare those estimates with our current inventory levels and inventory purchase commitments. Our forecasts for our inventory may differ from actual inventory use.

        Share-based compensation—Effective January 29, 2006, the start of our fiscal year 2007, we adopted Statement of Financial Accounting Standards No. 123(R), or SFAS 123(R), using the modified prospective method and, therefore, have not revised prior periods' results for the adoption of this accounting statement. SFAS 123(R) requires all share-based payments to be measured based on the award's fair value on the date of grant, and is recognized as expense ratably over the requisite service period. We currently use the Black-Scholes option pricing model to estimate the fair value of our share-based payments. The Black-Scholes option pricing model is based on a number of assumptions, including expected volatility, expected forfeiture rates, expected life, risk-free interest rate and expected dividends. If the assumptions change, share-based compensation may differ significantly from what we have recorded in the past.

        For fiscal years 2006 and prior, share-based compensation was determined under Accounting Principles Board Opinion, or APB, No. 25 Accounting for Stock Issued to Employees, or APB 25, whereby the difference between the value on the recorded grant date and on the respective measurement date, including payroll taxes, interest and penalties, is recorded. In connection with our restatement of the fiscal year 2006 and prior consolidated financial statements, we have applied judgment in choosing whether to revise measurement dates for prior option grants. Information regarding the restatement, including ranges of possible additional share-based compensation expense if other measurement dates had been selected for certain grants, is set forth in Note 2 to our audited consolidated financial statements included elsewhere in this prospectus.

        Goodwill and purchased intangible assets—We record goodwill as the difference, if any, between the aggregate consideration paid for an acquisition and the fair value of the estimated net tangible and intangible assets acquired. The amounts and useful lives assigned to intangible assets acquired, other than goodwill, impact the amount and timing of future amortization.

        In accordance with Statement of Financial Accounting Standards No. 142, or SFAS 142, "Goodwill and Other Intangible Assets," we review goodwill for impairment annually, or more frequently, when events or changes in circumstances indicate that the carrying amount may not be recoverable. The provisions of SFAS 142 require that a two-step test be performed to assess goodwill for impairment. First, the estimated fair value of each reporting unit is compared to its carrying value. If the fair value exceeds the carrying value, goodwill is not impaired and no further testing is performed. The second step is performed if the carrying value exceeds the fair value. The fair value of a reporting unit is allocated to all the assets and liabilities of the reporting unit as if the reporting unit had been acquired in a business combination at the date of the impairment test. The fair value of tangible net assets and both recognized and unrecognized intangible assets is deducted from the fair value of the reporting unit to determine the implied fair value of reporting unit goodwill. The implied fair value of the reporting unit's goodwill must be compared to the carrying value of the goodwill. If the carrying value of a reporting unit's goodwill exceeds its implied fair value, an impairment loss equal to the difference will be recorded. The estimates we have used for evaluating Goodwill and Other Intangible Assets are consistent with the plans and estimates that we use to manage our business. It is possible, however, that the plans and estimates used may be incorrect. If our actual results, or the plans and estimates used in future impairment analyses, are lower than the original estimates used, we could incur impairment charges.

        SFAS 142 also requires that intangible assets with definite lives be amortized over their estimated useful life and periodically reviewed for impairment in accordance with Statement of Financial Accounting Standards No. 144, or SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets."

        We are currently amortizing acquired intangible assets with definite lives. Acquired developed technology is amortized over seven years and noncompete agreements are amortized over the contractual period (currently three years). The amortization expense for acquired developed technology is classified as cost of sales and the amortization expense for other acquired intangible assets is classified as research and development expense in our consolidated statements of operations.

        Deferred tax assets—We record a valuation allowance to reduce our deferred tax assets to the amount that is more likely than not to be realized. We assess on a quarterly basis whether it is more likely than not that we will be able to realize our deferred tax assets in the future in excess of the net recorded amount. In the event we were to determine that we would be able to realize deferred tax assets in the future in excess of the net recorded amount, an adjustment to the deferred tax asset would provide an income tax benefit that would increase income in the period such determination was made. Currently, we record a full valuation allowance against our net deferred tax assets due to the high uncertainty of our ability to realize these assets.

        Litigation and settlement costs—From time to time, we are involved in disputes, litigation and other legal proceedings. We defend these matters aggressively. However, there are many uncertainties associated with any litigation, and we cannot assure you that these actions or other third party claims against us will be resolved without costly litigation and/or substantial settlement charges. If any of these events were to happen, our business, financial condition, results of operations and cash flows could be materially and adversely affected. We record a charge equal to at least the minimum estimated liability for litigation costs or loss contingency only when both of the following conditions are met: (i) information available prior to issuance of the financial statements indicates that it is probable that an asset had been impaired or a liability had been incurred at the date of the financial statements and (ii) the range of loss can be reasonably estimated. However, the actual liability in any such litigation may be materially different from our estimates, which could result in the need to record additional expenses.

        Income taxes—As part of the process of preparing our consolidated financial statements, we are required to estimate our income taxes in each of the tax jurisdictions in which we operate. This process involves using an asset and liability approach whereby deferred tax assets and liabilities are recorded for differences in the financial reporting bases and tax bases of our assets and liabilities. Significant management judgment is required in determining our provision for income taxes, deferred tax assets and liabilities. In addition, we evaluate on a quarterly basis our deferred tax assets to ascertain whether it is more likely than not that the deferred tax assets will be realized.

        On July 13, 2006, the FASB issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes—An Interpretation of FASB Statement No. 109," or FIN 48. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in any entity's financial statements in accordance with FASB Statement No. 109, "Accounting for Income Taxes" and prescribes a recognition threshold and measurement attributes for financial statement disclosure of tax positions taken or expected to be taken on a tax return. Under FIN 48, the impact of an uncertain income tax position on the income tax return must be recognized as the largest amount that is more-likely-than-not to be sustained upon audit by the relevant taxing authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Additionally, FIN 48 provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006.

        We adopted the provisions of FIN 48 on February 4, 2007, the beginning of our fiscal year 2008. The total amount of unrecognized tax benefits as of the date of adoption was $2.4 million. As a result of the implementation of FIN 48, we recognized no increase in the liability for unrecognized tax benefits, which was accounted for during previous reporting periods.

        Included in the balance of unrecognized tax benefits at February 4, 2007, are $374,000 of tax benefits that, if recognized, would reduce our effective tax rate, and $2.0 million of unrecognized benefits that would increase our deferred tax assets. During the six months ended August 4, 2007, there were no material changes to these amounts.

        We have adopted the accounting policy that interest recognized in accordance with Paragraph 15 of FIN 48 and penalty recognized in accordance with Paragraph 16 of FIN 48 are classified as part of our income taxes. The aggregate amount of interest and penalty recognized in the statement of operations and statement of financial position was $36,000 as of February 3, 2007. During the six months ended August 4, 2007, there were no material changes to these amounts.

        Our operations are subject to income and transaction taxes in the United States and in multiple foreign jurisdictions. Significant estimates and judgments are required in determining our worldwide provision for income taxes. Some of these estimates are based on interpretations of existing tax laws or regulations. The ultimate amount of tax liability may be uncertain as a result.

        Tax authorities may challenge the allocation of profits between our subsidiaries and may challenge certain tax benefits claimed on our tax returns, and we may not prevail in any such challenge. If we were not to prevail, we could be subject to higher tax rates or lose certain tax benefits that could result in a higher tax rate.

        We are subject to taxation in the United States and various states and foreign jurisdictions. The French taxing authority is currently auditing the research and development tax credit that we claimed from fiscal year 2001 through the 2005 fiscal year. In addition, the IRS has commenced an employee payroll tax audit for our fiscal years 2004 and 2005 and an income tax audit for our fiscal year 2005. There are no other ongoing income tax examinations by taxing authorities at this time. Our tax filings for the tax years from 1990 to 2006 remain open in various taxing jurisdictions.

Results of Operations

        The following table is derived from our selected consolidated financial data and sets forth our historical operating results as a percentage of net revenues for the periods indicated:

	Year Ended			Six Months Ended
	January 29, 2005	January 28, 2006	February 3, 2007	July 29, 2006	August 4, 2007
				(unaudited)
Consolidated Statement of Operations Data:
Net revenues	100%	100%	100%	100%	100%
Cost of revenues	31	36	51	53	49

Gross profit	69	64	49	47	51
Operating expenses:
Research and development	39	45	25	29	18
Sales and marketing	17	18	9	10	6
General and administrative	14	15	9	12	9

Operating expenses	70	78	42	51	33
Gains on sales of long-term investments	—	8	—	—	—
Interest income and other income, net	1	2	1	1	1

Provision for income taxes	—	—	—	—	1

Net income (loss)	—	(5)%	7%	(3)%	18%

Comparison of Six Months Ended August 4, 2007 and July 29, 2006

Net Revenues

        Net revenues for the six months ended August 4, 2007 increased $43.6 million, or 125%, as compared to the corresponding period in the prior fiscal year. The increase in net revenues for the six months ended August 4, 2007 was primarily attributable to increased sales into the IPTV market and the high definition DVD and other media players market.

Net revenues by target market

        We sell our products into three primary markets, which are the IPTV market, the high definition DVD and other media players market and the HDTV market. We also sell our products, to a lesser extent, into several other markets, such as the PC-based add-in market, which we refer to collectively as our other market. The following table sets forth our net revenues by market and the percentage of total net revenues represented by our product sales to each market for the six months ended August 4, 2007 and July 29, 2006:

	Six months ended
	July 29, 2006	% of net revenues	August 4, 2007	% of net revenues
	(dollars in thousands)
IPTV	$21,823	62%	$56,309	72%
High definition DVD and other media players	10,913	31%	18,095	23%
HDTV	620	2%	2,810	4%
Other	1,579	5%	1,350	2%

Total net revenues	$34,935	100%	$78,564	100%

        IPTV.    The increase of $34.5 million, or 158%, in net revenues from sales into the IPTV market for the six months ended August 4, 2007 as compared to the corresponding period in the prior fiscal year was in part attributable to our customers in the IPTV market commercially launching their products incorporating our SoCs, primarily our SMP8630 SoC series. Our net revenues from the IPTV market as a percentage of our total net revenues for the six months ended August 4, 2007 as compared to the corresponding period in the prior fiscal year increased 10% primarily due to expansion of the IPTV market and increased sales to existing clients as well as sales to new clients.

        High definition DVD and other media players.    The increase of $7.2 million, or 66%, in net revenues from the high definition DVD and other media players market for the six months ended August 4, 2007 as compared to the corresponding period in the prior fiscal year was primarily attributable to increased sales volume of our customers' products incorporating our SoCs, including an increase in Blu-ray and digital media adapter applications. Although our net revenues in absolute dollars from sales into the high definition DVD and other media players market increased, our net revenues from sales into this market as a percentage of our total net revenues for the six months ended August 4, 2007 as compared to the corresponding period in the prior fiscal year decreased 8% primarily as a result of a disproportionate increase in the sales of our SoCs into the IPTV market during this six-month period.

        HDTV.    We experienced an increase in demand for our HDTV applications in the six months ended August 4, 2007, compared to the same period in the prior fiscal year, which resulted in an increase in net revenues from sales into the HDTV market of $2.2 million for the six months ended August 4, 2007 as compared to the corresponding period in the prior fiscal year. Our net revenues from sales into the HDTV market as a percentage of our total net revenues for the six months ended August 4, 2007 as compared to the corresponding period in the prior fiscal year increased 2% as a result of a disproportionate increase in the sales of our SoCs into this market compared to the increase in sales of our SoCs into the IPTV market.

        Other.    Our other markets consists of PC add-ins and other ancillary markets. The decrease of $0.2 million, or 15%, in the net revenues from sales to our other markets for the six months ended August 4, 2007 as compared to the corresponding period in the prior fiscal year was primarily due to a decrease in unit sales of PC add-in board products in the first six months of fiscal year 2008. We expect our revenues from sales to these other markets to continue to decline due to generally declining demand in these markets.

Net revenues by product group

        Our primary product group consists of our SoC solutions. To a lesser extent we derive revenues from other products and services. The following table sets forth our net revenues in each of our major product groups and the percentage of total net revenues represented by each product group, for the six months ended August 4, 2007 and July 29, 2006:

	Six months ended
	July 29, 2006	% of net revenues	August 4, 2007	% of net revenues
	(dollars in thousands)
SoCs	$32,643	93%	$75,746	96%
Other	2,292	7%	2,818	4%

Total net revenues	$34,935	100%	$78,564	100%

        SoCs.    Our SoCs are targeted toward manufacturers and large volume designer and manufacturer customers building products for the IPTV, high definition DVD and other media players and HDTV consumer electronic markets. The increase of $43.1 million, or 132%, in net revenues from SoCs for the six months ended August 4, 2007 as compared to the corresponding period in the prior fiscal year was due primarily to an increase of $41.0 million for the six months ended August 4, 2007 in sales of our SoCs into newer generation IPTV products and high definition DVD players.

        Other.    We derive revenues from other products and services, including engineer support services for both hardware and software, engineering development for customization of SoCs and other accessories. The increase of $0.5 million for the six months ended August 4, 2007, was due primarily to an increase in sales of our engineering development kits related to our SoCs and an increase in support services as a result of our increased SoC sales, partially offset by a decrease in sales of our board products as a result of decreased demand.

Net revenues by geographic region

        The following table sets forth our net revenues by geographic region, and the percentage of total net revenues represented by each geographic region for the six months ended August 4, 2007 and July 29, 2006:

	Six months ended
	July 29, 2006	% of net revenues	August 4, 2007	% of net revenues
	(dollars in thousands)
Asia	$17,083	49%	$48,209	61%
Europe	11,728	34%	25,197	32%
North America	6,065	17%	5,075	6%
Other regions	59	—	83	—

Total net revenues	$34,935	100%	$78,564	100%

        Asia.    Our net revenues from Asia increased $31.1 million, or 182%, in the six months ended August 4, 2007 as compared to the corresponding period in the prior fiscal year. Our net revenues in Asia represented 61% of our total net revenues for the six months ended August 4, 2007 as compared to 49% in the corresponding period from the prior fiscal year. The significant increase in net revenues from Asia in both absolute dollars and as a percentage of our total net revenues was due primarily to our customers' successful initial product trials and commercial launches of their products incorporating our SoCs. Also, companies who incorporate our products in their finished goods and are located in other regions continued to move their production orders to large designers and manufacturers located in the Asia region, which has led to a further shifting of our revenues from other regions into the Asia region, as many of our direct customers are large designers and manufacturers located in Asia. We also continued to experience large volume orders from two distributors located in Asia.

        Our net revenues from the Asia region for the six months ended August 4, 2007 and July 29, 2006 as a percentage of our total net revenues were as follows:

	Six months ended
	July 29, 2006	August 4, 2007
China	7%	7%
Hong Kong	5%	2%
Japan	10%	14%
Korea	16%	17%
Singapore	3%	13%
Taiwan	7%	8%
Other	*	*

*
Less than 1% of our total net revenues.

        Europe.    Our net revenues from Europe increased $13.5 million, or 115%, for the six months ended August 4, 2007 as compared to the corresponding period in the prior fiscal year. This increase in our net revenues from Europe was primarily attributable to major deployments by our European customers using our IPTV SoCs in their finished goods. Our revenues from Europe in any given period fluctuate depending on whether our customers place their orders locally or through overseas manufacturers who incorporate our products into their final products.

        North America.    Our net revenues from North America decreased $1.0 million, or 16%, for the six months ended August 4, 2007 as compared to the corresponding period in the prior fiscal year. The decrease was primarily attributable to companies located in North America who incorporate our products in their finished goods continuing to move their production orders to large designers and manufacturers located in the Asia region, which has led to a further shifting of our revenues from North America into the Asia region, partially offset by volume orders received from a new customer and existing customers located in North America for our SoC solutions for the IPTV market. Our revenues from North America in any given period fluctuate depending on whether our customers place their orders locally or through overseas manufacturers who incorporate our products into their final products.

        For the six months ended August 4, 2007, our net revenues generated outside North America were 94% of our total net revenues as compared to 83% for the corresponding period in the prior fiscal year.

Major Customers

        Major customers that accounted for over 10% of our total net revenues in the periods presented below are as follows:

	Six months ended
Customers	July 29, 2006	August 4, 2007
Uniquest	24%	17%
Freebox	15%	14%
MTC Singapore	*	13%
Macnica, Inc.	*	12%
Scientific Atlanta (now part of Cisco Systems)	*	11%

*
Revenue from customer was less than 10% of our total net revenues.

Gross Profit and Gross Margin

        Our gross profit for the six months ended August 4, 2007 was $40.1 million, representing a gross margin of 51%, as compared to $16.4 million, representing a gross margin of 47%, for the corresponding period of the prior fiscal year. The increase in gross profit and gross margin during the six months ended August 4, 2007 was primarily related to the increased sales volume of our SoCs and reduction of our production costs due to the volume purchasing discount we received from our manufacturer.

Operating Expenses

        The following table sets forth our operating expenses and the related percentage of total net revenues for the six months ended August 4, 2007 and July 29, 2006:

	Six months ended
	July 29, 2006	% of net revenues	August 4, 2007	% of net revenues
	(dollars in thousands)
Research and development expenses	$10,266	29%	$14,453	18%
Sales and marketing expenses	3,485	10%	4,924	6%
General and administrative expenses	4,103	12%	6,705	9%

Total operating expenses	$17,854		$26,082

        Research and development expenses.    Research and development expenses increased by $4.2 million, or 41%, for the six months ended August 4, 2007 as compared to the corresponding period in the prior fiscal year. This increase resulted primarily from $1.5 million in compensation expense associated with research and development personnel as a result of the employee stock option tender offer we conducted in the three months ended August 4, 2007, an increase of $0.2 million in share-based compensation expense and an increase of $1.4 million in wages and compensation associated with research and development personnel and an increase of $0.5 million in software licensing fees. Share-based compensation expense attributed to our research and development personnel for the six months ended August 4, 2007 was $1.6 million compared to $1.3 million for the corresponding period in the prior fiscal year.

        Sales and marketing expenses.    Sales and marketing expenses increased by $1.4 million, or 41%, for the six months ended August 4, 2007 as compared to the corresponding period in the prior fiscal year. This increase resulted primarily from $0.4 million in compensation expenses associated with sales and marketing personnel as a result of the employee stock option tender offer we conducted in the three months ended August 4, 2007, an increase of $0.2 million in insurance costs, an increase of $0.1 million in share-based compensation expense and an increase of $0.5 million in wages and compensation associated with our sales and marketing personnel. Share-based compensation expense attributed to our sales and marketing personnel for the six months ended August 4, 2007 was $0.5 million compared to $0.4 million for the corresponding period in the prior fiscal year.

        General and administrative expenses.    General and administrative expenses increased by $2.6 million, or 63%, for the six months ended August 4, 2007 as compared with the corresponding period in the prior fiscal year. This increase was due primarily to $0.3 million in compensation expenses associated with our general and administrative personnel as a result of the employee stock option tender offer we conducted in the three months ended August 4, 2007, an increase of $0.2 million in share-based compensation, $0.5 million increase in wages and compensation associated with our general and administrative personnel, and $1.4 million in outside professional services, mostly related to the review of our historical stock option granting practices and the re-audits of our fiscal years 2006 and 2005 financial statements. Share-based compensation expense attributed to our general and administrative personnel for the six months ended August 4, 2007 was $0.8 million compared to $0.6 million for the corresponding period in the prior fiscal year.

        Share-based compensation expense.    The following table presents the total share-based compensation expense that is included in each line item in the consolidated condensed statements of operations for the six months ended August 4, 2007 and July 29, 2006:

	Six Months Ended
	July 29, 2006	August 4, 2007
	(dollars in thousands)
Cost of revenues	$175	$189
Research and development expenses	1,190	1,552
Sales and marketing expenses	392	488
General and administrative expenses	603	810

Total share-based compensation	$2,360	$3,039

        Accounting for employee stock options grants will continue to have an adverse impact on our results of operations. Future share-based compensation expense and unearned share-based compensation will increase to the extent that we grant additional equity awards to employees or assume unvested equity awards in connection with acquisitions.

Interest Income and Other Income, Net

        Our other income primarily consisted of interest income from short-term investments offset by interest expense for a bank loan. For the six months ended August 4, 2007, we recovered $31,000 from a long-term investment, which was fully written off in fiscal year 2007.

Provision for Income Tax

        Our provision for income taxes consisted primarily of federal alternative minimum income taxes, state income taxes and foreign income taxes on our foreign subsidiaries. Income tax provision for the six months ended August 4, 2007 was $799,000 and was comprised of alternative minimum tax, state income tax and foreign income tax. Income tax provision for the six months ended July 29, 2006 was $33,000, and was comprised of state income tax and foreign income tax. The increase in the income tax provision for the six months ended August 4, 2007 is primarily attributable to the increase in our pre-tax income.

Comparison of Fiscal Years 2007, 2006 and 2005

Net Revenues

        Our net revenues increased $57.9 million, or 174%, in fiscal year 2007 compared to fiscal year 2006. This increase in revenues was primarily attributable to increased sales into the IPTV, high definition DVD and other media players and HDTV markets. Our net revenues increased $1.9 million, or 6%, in fiscal year 2006 compared to fiscal year 2005. This increase in revenues was due to increasing demand for our products, which increased unit volume was partially offset by lower average selling prices.

Net revenues by target markets

        The following table sets forth our net revenues by market and the percentage of total net revenues represented by our product sales to each market segment for the periods indicated:

	Fiscal Year
	2005	% of Net Revenues	2006	% of Net Revenues	2007	% of Net Revenues
	(dollars in thousands)
IPTV	$18,024	57%	$19,170	58%	$61,501	67%
High definition DVD and other media players	10,379	33	11,227	34	24,698	27
HDTV	362	1	797	2	1,657	2
Other	2,633	8	2,126	6	3,362	4

Total net revenues	$31,398	100%	$33,320	100%	$91,218	100%

        IPTV.    For fiscal year 2007, revenues from sales of our SoC solutions to the IPTV market increased $42.3 million, or 221%, from fiscal year 2006 and increased $1.1 million, or 6%, for fiscal year 2006 compared to fiscal year 2005. The increase in revenues in the IPTV market for fiscal year 2007 as compared to fiscal year 2006 was in part attributable to our customers commercially launching their products incorporating our SoCs, primarily our SMP8630 series. The increase in revenues in the IPTV market for fiscal year 2006 as compared to fiscal year 2005 was mainly attributable to increased unit sales of our SoC solutions into IPTV set-top box markets, partially offset by lower average selling prices. Our net revenues from the IPTV market as a percentage of our total net revenues for fiscal year 2007 as compared to the corresponding period in the prior fiscal year increased 9% primarily due to expansion of the IPTV market and increased sales to existing clients as well sales to new clients.

        High definition DVD and other media players.    For fiscal year 2007, revenues from sales of our products to the high definition DVD and other media players market increased $13.5 million, or 120%, from fiscal year 2006 and increased $0.8 million, or 8%, for fiscal year 2006 compared to fiscal year 2005. The increase in revenues from sales of our products into this market in fiscal year 2007 as compared to fiscal year 2006 was primarily attributable to increased sales of our customers' products, including an increase in Blu-ray and digital media adapter applications. The increase in revenues from sales of our products into this market in fiscal year 2006 as compared to fiscal year 2005 was attributable to the increased unit sales of our SoC solutions for portable media players partially offset by lower average selling prices. Although our net revenues in absolute dollars from sales into the high definition DVD and other media players market increased, our net revenues from sales into this market as a percentage of our total net revenues for fiscal year 2007 compared to fiscal year 2006 decreased 7%, primarily due to the increase in the sales of our products into the IPTV market.

        HDTV.    We began shipment of HDTV applications during the second quarter of fiscal year 2004 and experienced an increase in demand for these products through fiscal year 2007. Our sales in the HDTV market remained relatively flat due to the disproportionate increase in the sales of our products into the IPTV market.

        Other.    The increase in net revenues from sales into our other markets in fiscal year 2007, as compared to fiscal year 2006, was primarily due to an increase in nonrecurring engineering revenues. The decrease in revenues from sales of our products to our other markets in fiscal year 2006, as compared to fiscal year 2005, was due to the decreased engineering development revenues, support services and shipments of other accessories.

Net revenues by product group

        The following table sets forth our net revenues in each of our major product group and the percentage of total net revenues represented by each product group, for the periods indicated:

	Fiscal Year
	2005	% of Net Revenues	2006	% of Net Revenues	2007	% of Net Revenues
	(dollars in thousands)
SoCs	$26,341	84%	$28,198	85%	$86,984	95%
Other	5,057	16	5,122	15	4,234	5

Total net revenues	$31,398	100%	$33,320	100%	$91,218	100%

        SoCs.    The increase of $58.8 million, or 208%, in net revenues from SoCs in fiscal year 2007 as compared to fiscal year 2006 was due primarily to a $65.2 million increase in sales into the newer generation of IPTV, high definition DVD players, HDTV, and portable media player products, offset by a $7.5 million decrease in sales of our legacy products. The increase of $1.9 million, or 7%, in net revenues from SoCs in fiscal year 2006 as compared to fiscal year 2005 was due primarily to increased unit sales of our SoCs into the IPTV market and high definition DVD and other media players market, offset by the lower average selling price given to large original equipment manufacturers for volume orders.

        Other.    The decrease of $0.9 million, or 17%, in net revenues from other products in fiscal year 2007 as compared to fiscal year 2006 was primarily attributable to decreased demand in for our board products. Our revenues from other products remained relatively flat in fiscal year 2006 as compared to fiscal year 2005. We anticipate our revenues from board products will be relatively flat or decrease in future periods due to our strategic decision to focus on our SoC solutions.

Net revenues by geographic region

        The following table sets forth our net revenues by geographic region, and the percentage of total net revenues represented by each geographic region, for each of the last three fiscal years:

	Fiscal Year
	2005	% of Net Revenues	2006	% of Net Revenues	2007	% of Net Revenues
	(dollars in thousands)
Asia	$20,532	65%	$27,293	82%	$48,386	53%
North America	4,401	14	3,944	12	9,607	11
Europe	6,462	21	2,081	6	33,109	36
Other regions	3	—	2	—	116	—

Total net revenues	$31,398	100%	$33,320	100%	$91,218	100%

        Asia.    Our net revenues from Asia increased $21.1 million, or 77%, in fiscal year 2007, as compared to fiscal year 2006. The increase in net revenues from the Asia region in fiscal year 2007 was due primarily to completion of our customers' initial product trials and successful launches of end products that contain our SoCs. In fiscal year 2006, our revenues from Asia increased $6.8 million, or 33%, as compared to fiscal year 2005. We have experienced a shift by many of our North American and European customers to production by Asian contract manufacturers. This caused the increase in revenues from Asia in fiscal year 2006. Our sales to Asia grew in absolute dollars, but decreased as a percentage of net revenue due to the rapid expansion of our sales in other geographic regions.

        In fiscal years 2005 to 2007, our net revenues from the Asia region as a percentage of our total net revenues were as follows:

	Fiscal Year
	2005	2006	2007
China	21%	21%	11%
Hong Kong	3%	10%	4%
Japan	6%	9%	8%
Korea	16%	26%	17%
Singapore	*	1%	8%
Taiwan	17%	14%	5%
Other	1%	1%	*

*
Less than 1% of our total net revenues.

        North America.    Our net revenues from North America increased $5.7 million, or 144%, for fiscal year 2007 as compared to fiscal year 2006. The increase was largely due to our customers' initial trials and successful launches. North American revenues decreased $0.5 million, or 10%, for fiscal year 2006 as compared to fiscal year 2005. The decrease was largely due to the decreased unit sales of our other products, which was partially offset by the increased unit sales of our SoCs. This was due primarily to customers increasingly incorporating our SoCs into their final products. In addition, there was a shift of SoC orders from our customers in the North American region to our customers in the Asia region.

        Europe.    Our net revenues from Europe for fiscal year 2007 increased $31.0 million, or 1,491%, as compared to fiscal year 2006. The increase in revenues from Europe was primarily attributable to major deployments by our European customers using our SoCs in IPTV set-top boxes in their finished products. Our net revenues from Europe for fiscal year 2006 decreased $4.4 million, or 68%, as compared to fiscal year 2005. The decrease in revenues from Europe was primarily attributable to decreases in unit sales of our SoCs. This was due primarily to customers increasingly incorporating our SoCs into their final products, which were manufactured in the Asia countries. As a result, there was a shift of SoC orders from our customers in the Europe region to our customers in the Asia region. Future revenues from Europe will ultimately depend on our customers' order point and delivery point.

        For fiscal year 2007, sales in France represented 29% of our net revenues. No other European country accounted for more than 10% of our net revenues in fiscal year 2007. For fiscal year 2006, we did not have sales in excess of 10% of net revenues from a single European country. For fiscal year 2005, sales in Denmark were 15% of our net revenues. No other European country accounted for more than 10% of our net revenues in fiscal year 2005.

        In fiscal year 2007, our revenues generated outside of North America were 89% of our total net revenues as compared to approximately 88% in fiscal year 2006 and 86% in fiscal year 2005. We expect that sales outside of North America will continue to account for a significant portion of our net revenues.

Major customers

        Major customers that accounted for over 10% of our total net revenues in the periods presented below were as follows:

	Fiscal Year
Customers
	2005	2006	2007
Freebox	—	*	20%
Uniquest	15%	26%	17%
Kiss Technology (now part of Cisco Systems)†	14%	*	*

    †
    Cisco Systems, a North American company, acquired our customer Kiss Technologies, formerly a European company, in fiscal year 2006.
    *
    Revenue from customer was less than 10% of our total net revenues.

Gross Profit and Gross Margin

        Our gross profit was $44.4 million, $21.4 million and $21.7 million in fiscal years 2007, 2006 and 2005, respectively. The significant increased gross profit in fiscal year 2007 was due primarily to increased sales of our SoCs used in the IPTV and high definition and other media player markets. Our gross profit in fiscal year 2006 and fiscal year 2005 was relatively flat. Provision for excess and obsolete inventory included in cost of revenues was $1.2 million, $29,000 and $0.2 million in fiscal years 2007, 2006 and 2005, respectively. The increase in provisions for excess and obsolete inventory from fiscal year 2006 to 2007 was primarily due to a $1.0 million write-down of our finished goods.

        Our gross profit as a percentage of net revenues, or gross margin, was 49% in fiscal year 2007, 64% in fiscal year 2006 and 69% in fiscal year 2005. The decrease in gross margin in fiscal year 2007 from fiscal year 2006 was primarily related to the introduction of our SoCs for the IPTV market at lower average selling prices due to individual customer volume pricing, while incurring early volume production ramp costs. This volume pricing was established as part of our strategy to obtain a leading share of the expanding IPTV market. The decrease in gross margin was also due in part to anticipated lower gross margins on sales in the high-volume IPTV market versus those of our other products, which are higher gross margin products that serve lower-volume niche markets.

        The decrease in gross margin in fiscal year 2006 from fiscal year 2005 was due primarily to lower average selling prices provided to designers and manufacturers for volume orders, and an increase in share-based compensation expense and related payroll taxes, interest and penalties of $0.3 million due to the change in measurement dates of some of our option grants in fiscal year 2006 and fiscal year 2005 and the related restatement of our financial statements. In addition, the costs related to service revenues and certain small development contracts were included in sales and marketing expenses and research and development expenses, while our expense for inventory obsolescence increased cost of revenues by $1.2 million, $29,000 and $0.2 million in fiscal years 2007, 2006 and 2005, respectively. In addition, cost of revenues in fiscal year 2006 included $0.1 million of accelerated depreciation expense due to reduction of the estimated useful live for certain testing equipment.

Operating Expenses

        The following table sets forth our operating expenses and the related percentage of total net revenues for the fiscal years 2005, 2006 and 2007:

	Fiscal Year
	2005	% of Net Revenues	2006	% of Net Revenues	2007	% of Net Revenues
	(dollars in thousands)
Research and development expenses	$12,288	39%	$15,040	45%	$22,515	25%
Sales and marketing expenses	5,268	17	6,056	18	7,841	9
General and administrative expenses	4,531	14	4,868	15	8,222	9

Total operating expenses	$22,087	70%	$25,964	78%	$38,578	42%

        Research and development expenses.    Research and development expenses increased by approximately $7.5 million, or 50%, in fiscal year 2007 compared to fiscal year 2006. The increase in fiscal year 2007 is primarily attributable to the addition of 31 research and development personnel, including 17 research and development personnel added through the acquisition of Blue7, partially offset by a reduction in project-related costs of $1.1 million. Research and development expenses increased by approximately $2.8 million, or 22%, in fiscal year 2006 compared to fiscal year 2005. The increase in fiscal year 2006 was primarily attributable to an increase in salary and wages of an aggregate of $1.0 million associated with the additions of engineering staff at our headquarters, Hong Kong office and development center in France, an increase of $1.0 million in various license fees, an increase of $0.3 million in depreciation expense. We incurred $3.0 million, $1.0 million and $0.7 million in share-based compensation expense attributable to our research and development personnel in fiscal years 2007, 2006 and 2005, respectively. The stock-based compensation expense for each fiscal year presented includes payroll taxes and penalties associated with the adjustments to certain measurement dates for option grants.

        Sales and marketing expenses.    Sales and marketing expenses increased by $1.8 million, or 29%, in fiscal year 2007 as compared to fiscal year 2006. This increase in fiscal year 2007 was due primarily to an increase of $0.7 million in commission expense and an increase of $0.5 million in share-based compensation attributable to our sales and marketing personnel, partially offset by a decrease in the number of sales and marketing personnel. Sales and marketing expenses increased by $0.8 million, or 15%, in fiscal year 2006 as compared to fiscal year 2005. This increase in fiscal year 2006 was due primarily to an increase in sales and marketing personnel. We incurred $1.1 million, $1.0 million and $0.5 million in share-based compensation expense attributable to our sales and marketing personnel in fiscal years 2007, 2006 and 2005, respectively. The share-based compensation expense for each fiscal year presented includes payroll taxes and penalties associated with the adjustments to certain measurement dates for option grants.

        General and administrative expenses.    General and administrative expenses in fiscal year 2007 increased $3.4 million, or 69%, as compared to fiscal year 2006. The increase in fiscal year 2007 was due primarily to an increase of $2.0 million in outside professional services, mostly related to the review of our historical stock option granting practices and the re-audits of our financial statements for fiscal years 2006 and 2005, an increase in $0.5 million in salaries and wages associated with general and administrative personnel and an increase of $0.8 million in share-based compensation attributable to our general and administrative personnel. General and administrative expenses in fiscal year 2006 increased $0.3 million, or 7%, as compared to fiscal year 2005. The increase in fiscal year 2006 was due primarily to an increase of $0.7 million in outside professional services. We incurred $1.3 million, $0.5 million and $0.4 million in share-based compensation expense attributable to our general and administrative personnel in fiscal years 2007, 2006 and 2005, respectively. The share-based compensation expense for each fiscal year presented includes payroll taxes and penalties associated with the adjustments to certain measurement dates for option grants.

        Share-based compensation expenses.    The following table presents the total share-based compensation expense, excluding payroll taxes, interest and penalties associated with the adjustments to measurement dates for option grants, that is included in each line item in the consolidated statements of operations:

	Fiscal Year
	2005	2006	2007(1)
	(in thousands)
Cost of revenues	$101	$84	$380
Research and development expenses	595	650	2,815
Sales and marketing expenses	344	353	825
General and administrative expenses	436	495	1,246

Total share-based compensation	$1,476	$1,582	$5,266

    (1)
    The amounts included in fiscal year 2007 reflect the adoption of SFAS 123(R). In accordance with the modified prospective transition method, our consolidated statements of operations for fiscal year 2006 and 2005 have not been restated to reflect, and do not include, the impact of SFAS 123(R).

        The adoption of SFAS 123(R) will continue to have an adverse impact on our results of operations. The amount of unearned share-based compensation currently estimated to be expensed in the period from and including fiscal year 2008 through fiscal year 2012 related to unvested share-based payment awards, as at February 3, 2007, is $12.3 million. The weighted average period over which the unearned share-based compensation is expected to be recognized is approximately 2.70 years.

Amortization of Intangible Assets

        The amortization expense of $0.7 million for acquired developed technology for fiscal year 2007 is classified as cost of sales. The amortization expense of $0.5 million for other purchased intangible assets for fiscal year 2007 is classified as research and development expense in our consolidated statements of income. At February 3, 2007, the unamortized balance of $5.5 million from purchased intangible assets in connection with the acquisition of Blue7 will be amortized to future periods based on their respective remaining estimated useful lives. If we acquire additional purchased intangible assets in the future, our cost of revenue or other operating expenses will increase by the amortization of those assets.

Gains on Sales of Long-Term Investment

        We recognized no gain on sales of long-term investments in fiscal year 2007, $2.6 million on sales of long-term investments in fiscal year 2006 and recorded no investment gain in fiscal year 2005. During fiscal year 2006, we sold our investment in Series B Preferred Stock of a local MPEG-4 system provider for approximately $1.1 million. We had no carrying amount in this investment at the date of sale, as it had been fully written off in fiscal year 2003. The entire sales proceeds of approximately $1.1 million were recognized as a gain on sale of investment during the year. In addition, we sold another investment in a customer with a carrying cost of approximately $2.0 million for $3.5 million and recognized a gain of $1.5 million. We do not expect that we will sell any of our remaining investments in the near future.

Interest Income and Other Income, Net

        Other income and expense mainly consisted of interest income from short-term investments, interest expenses from our lines of credit and term loan, losses on the disposal of fixed assets and gain or loss on sales of short-term investments. The increase of $0.3 million, or 54%, in fiscal year 2007 as compared to fiscal year 2006 was due primarily to an increase in interest income as a result of an increase in cash, cash equivalents and short-term investments of $6.9 million. The increase of $0.2 million, or 80%, in fiscal year 2006 as compared to fiscal year 2005 was due primarily to an increase in interest income as a result of an increase in cash, cash equivalents and short-term investments of $7.6 million.

Provision for Income Tax

        Our provision for income taxes increased to $0.4 million in fiscal year 2007 from $70,000 in fiscal year 2006. The fiscal year 2007 effective tax rate was approximately 6% and differs from the federal statutory rate of 35% primarily due to the use of net operating loss carryforwards.

        Our provision for income taxes increased to $70,000 in fiscal year 2006 from $63,000 in fiscal year 2005.

Selected Quarterly Financial Information

        The following table sets forth our unaudited quarterly consolidated statements of operations for each of the ten quarters in the period ended August 4, 2007. You should read the following table together with our consolidated financial statements and related notes contained elsewhere in this prospectus. We have prepared the unaudited information on the same basis as our audited consolidated financial statements. This table includes all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for the quarters presented. Operating results for any quarter are not necessarily indicative of results for any future period.

	Three Months Ended
	April 30, 2005	July 30, 2005	Oct. 29, 2005	Jan. 28, 2006	April 29, 2006	July 29, 2006	Oct. 28, 2006	Feb. 3, 2007	May 5, 2007	Aug. 4, 2007
	(unaudited)
	(in thousands, except per share data)
Net revenues	$6,375	$7,961	$8,497	$10,487	$14,799	$20,136	$25,055	$31,228	$36,016	$42,548
Cost of revenues	2,387	2,449	2,698	4,391	7,369	11,174	13,017	15,223	18,206	20,240

Gross profit	3,988	5,512	5,799	6,096	7,430	8,962	12,038	16,005	17,810	22,308
Operating expenses:
Research and development	3,827	3,625	3,866	3,722	5,227	5,039	5,581	6,668	6,089	8,364
Sales and marketing	1,487	1,327	1,367	1,875	1,779	1,706	1,921	2,435	2,232	2,692
General and administrative	1,596	907	1,001	1,364	1,954	2,149	1,839	2,280	4,249	2,456

Operating expenses	6,910	5,859	6,234	6,961	8,960	8,894	9,341	11,383	12,570	13,512

Income (loss) from operations	(2,922)	(347)	(435)	(865)	(1,530)	68	2,697	4,622	5,240	8,796
Gains (loss) on sales of long-term investment	1,083	—	1,497	(31)	—	—	—	—	—	—
Interest income and other income, net	83	94	103	249	176	179	149	311	320	400

Income (loss) before income taxes	(1,756)	(253)	1,165	(647)	(1,354)	247	2,846	4,933	5,560	9,196
Provision for (benefit from) income taxes	3	1	(2)	68	2	31	104	291	191	608

Net income (loss)	$(1,759)	$(254)	$1,167	$(715)	$(1,356)	$216	$2,742	$4,642	$5,369	$8,588

Net income (loss) per share:
Basic	$(0.08)	$(0.01)	$0.05	$(0.03)	$(0.06)	$0.01	$0.12	$0.20	$0.23	$0.36
Diluted	$(0.08)	$(0.01)	$0.05	$(0.03)	$(0.06)	$0.01	$0.11	$0.17	$0.20	$0.32
Shares used in computation:
Basic	21,188	21,286	21,447	21,727	22,423	22,710	22,794	22,805	22,979	23,867
Diluted	21,188	21,286	24,401	21,727	22,423	25,214	25,572	26,582	26,825	26,814

        Our quarterly revenues and operating results are difficult to predict, and have in the past fluctuated, and may in the future fluctuate, from quarter to quarter. We base our planned operating expenses in part on our expectations of future revenues, and our expenses are relatively fixed in the short term. If revenues for a particular quarter are lower than we expect, we may be unable to proportionately reduce our operating expenses for that quarter, which would harm our operating results for that quarter. We believe that period-to-period comparisons of our operating results should not be relied upon as an indication of our future performance. In future periods, the market price of our common stock could decline if our revenues and results of operations are below the expectations of analysts and investors. For additional discussion of factors that may cause our revenues and operating results to fluctuate, please see those discussed under the caption "Risk Factors" in this prospectus.

Liquidity and Capital Resources

        As of August 4, 2007, our principal sources of liquidity consisted of cash and cash equivalents and short-term investments of $43.1 million, which represents an increase of $9.9 million from $33.2 million at February 3, 2007. As of February 3, 2007, we had cash and cash equivalents and short-term investments of $33.2 million, an increase of $6.9 million from approximately $26.4 million at

January 28, 2006. We had cash and cash equivalents and short-term investments of $18.8 million at January 29, 2005.

        The increase in cash and cash equivalents and short-term investments for the six months ended August 4, 2007 was the result of net cash generated from our operating activities of $6.1 million and the exercise of employee stock options and stock purchase rights resulting in net cash proceeds of $4.2 million, partially offset by approximately $0.4 million of capital expenditures.

        The increase in these amounts in fiscal year 2007 was primarily attributable to net cash provided by operating activities of $8.5 million, net proceeds from the sale of common stock under our option plans and employee stock purchase plan of $1.2 million, offset by purchase of equipment of $3.0 million.

        The increase in fiscal year 2006 compared to fiscal year 2005 resulted primarily from the sales of long-term investments for aggregate proceeds of $4.6 million, net borrowings of $0.4 million under our loan agreement to finance research and development equipment, net cash provided by operating activities of $1.2 million and the exercise of stock options and purchases of common stock by employees resulting in cash proceeds of $2.9 million, which was partially offset by capital equipment expenditures of $0.7 million and short-term loans of $0.9 million to Blue7 in which we had an investment of $1.0 million. We acquired Blue7 on February 16, 2006.

Cash flows from our operating activities

        Net cash provided by operating activities was $6.1 million for the six months ended August 4, 2007. The cash provided by our operating activities in the six months ended August 4, 2007 was primarily due to net income of $14.0 million, non-cash expenses of $1.6 million of depreciation and amortization and $2.4 million of compensation expenses related to the tender offer of our common stock we conducted in the three months ended August 4, 2007, partially offset by increases in accounts receivable of $10.0 million and inventory of $1.1 million and a decrease in accounts payable of $4.0 million. We incurred non-cash expenses of $3.1 million for share-based compensation expense in the six months ended August 4, 2007. The increases in accounts receivable and inventory in the six months ended August 4, 2007 were associated with the increase in our net revenues during the period as a result of increased sales into the IPTV, high definition DVD and other media players and HDTV markets.

        Net cash provided by operating activities was $8.5 million for fiscal year 2007 compared with $1.2 million in fiscal year 2006 and $1.8 million in fiscal year 2005. Net cash provided by operating activities increased by $7.3 million in fiscal year 2007 from fiscal year 2006 primarily due to our net income of $6.2 million, an increase in accrued liabilities of $3.5 million and accounts payable of $9.5 million, partially offset by increases in inventory of $13.4 million and accounts receivable of $6.3 million. The increases in inventory, accounts receivable and accounts payable in fiscal year 2007 were associated with the increase in our net revenues during the period as a result of increased sales into the IPTV, high definition DVD and other media players, and HDTV markets. We incurred non-cash expenses of $5.3 million for share-based compensation expenses in fiscal year 2007. Cash flows from our operating activities will continue to fluctuate based upon our ability to grow revenue while managing the timing of payments to us from customers and to vendors from us, the timing of inventory purchases and subsequent manufacture and sale of our products.

Cash flows from our investing activities

        Net cash used in our investing activities was $1.2 million for the six months ended August 4, 2007, primarily due to our purchase of short-term investments of $43.5 million and capital equipment of $0.4 million, offset by the sales and maturities of our short-term investments of $42.6 million.

        Net cash used in investing activities was approximately $2.0 million for fiscal year 2007 compared with net cash provided by investing activities of $2.2 million for fiscal year 2006 and net cash used in investing activities of $11.7 million for 2005. The cash used in fiscal year 2007 primarily consisted of $3.0 million used to purchase equipment, partially offset by $0.8 million net proceeds from net maturities of short-term investments. The $2.2 million of cash provided by our investing activities in fiscal year 2006 was generated from $4.6 million of proceeds from sales of long-term investments, partially offset by $0.7 million of capital expenditures, a $0.9 million promissory note and $1.0 million net purchases of short-term investments. The $11.7 million of cash used in fiscal year 2005 was primarily $1.2 million for capital expenditures, $8.6 million net purchases of short-term investments and $2.0 million purchases of long-term investments.

        On February 16, 2006, we successfully acquired Blue7, which was a privately-held California corporation. We purchased Blue7's shares for total consideration of approximately $11.9 million. Blue7 focuses on the development of advanced wireless technologies and Ultra-Wideband, or UWB, semiconductor products.

Cash flows from our financing activities

        Net cash provided by financing activities was $4.1 million in the six months ended August 4, 2007, which primarily consisted of $4.2 million of proceeds from the exercise of employee stock options and stock purchase rights, partially offset by the repayment of our outstanding term loan of $0.1 million.

        Net cash provided by financing activities was $1.0 million in fiscal year 2007 versus $3.3 million in fiscal year 2006 and $1.1 million in fiscal year 2005. The financing activities consisted of bank borrowings, sales of company stock through our stock option plans and employee stock purchase plan. As of August 4, 2007, the outstanding balance of our bank term loan was $0.1 million, which we subsequently repaid on August 30, 2007. The proceeds from the exercise of options and purchases of common stock by employees were $1.2 million, $2.9 million and $1.3 million in fiscal years 2007, 2006 and 2005, respectively.

        To date, our primary sources of funds have been proceeds from common stock issuances and borrowings under bank lines of credit. In certain periods, cash generated from operations has also been a source of funds. While we generated cash from operations in the six months ended August 4, 2007 and for the fiscal years 2007, 2006 and 2005, it is possible that our operations will consume cash in future periods. Based on our currently anticipated cash needs, we believe that our current reserve of cash and cash equivalents will be sufficient to meet our primary uses of cash, which include our anticipated working capital requirements, obligations, capital expenditures, strategic investments, and other cash needs for at least the next twelve months. In addition, we believe that we will be able to comply with or make modifications to the current covenants under our existing asset-based banking agreements, and to renew those lines of credit upon their expiration, in order to maintain the availability of funds under these agreements. However, it is possible that we may need to raise additional funds to finance our activities during or beyond the next 12 months, and our future capital requirements may vary significantly from those currently planned.

Tax penalty

        In August 2007, the IRS notified us that we owed a $97,000 penalty for failure to make a timely deposit of employment taxes in April 2007. The penalty involves one particular payment made in connection with certain stock option exercises in April 2007. We are disputing this penalty. The IRS has suspended the penalty matter pending further discussion with us.

Line of credit and term loan

        On August 12, 2005, we entered into a Loan and Security Agreement, or the Loan Agreement, with United Commercial Bank, or the Bank. The Loan Agreement provided for a maximum borrowing amount of $15.5 million across three credit facilities consisting of two 2-year Lines of Credit and a 30-month Term Loan of $0.5 million.

        On August 30, 2007, we paid off the remaining $0.1 million outstanding under the Term Loan and terminated the Loan Agreement. We will not be required to make any further payments under the Term Loan or Lines of Credit.

Contractual Obligations and Commitments

        We do not have guaranteed price or quantity commitments from any of our suppliers. We generally maintain products for sale through distributors based on forecasts rather than firm purchase orders. Additionally, we generally manufacture products for sale to our customers and acquire the necessary materials to manufacture those products, only after receiving purchase orders from such customers. Purchase orders with delivery dates longer than 12 weeks from the date of the order are typically cancelable until four weeks prior to the scheduled delivery date without substantial penalty to our customers. For our larger volume designer and manufacturer customers, purchase orders for our products are generally non-cancelable between four and 12 weeks of scheduled delivery dates, and within four weeks of scheduled delivery dates are also generally non-reschedulable.

        The following table sets forth the amounts of payments due under specified contractual obligations as of February 3, 2007.

	Payments Due by Period
Contractual Obligations:	1 year or less	1 - 3 years	3 - 5 years	5 years or more	Total
	(in thousands)
Operating leases	$730	$1,231	$1,370	$448	$3,779
Term loan	226	15	—	—	241
Non-cancelable purchase orders	4,615	—	—	—	4,615

Total	$5,571	$1,246	$1,370	$448	$8,635

        On April 10, 2006, we entered into a sublease agreement to rent approximately 2,500 square feet of a facility from a start-up company founded by a member of our board of directors. This was a month-to-month operating lease with base rent of $4,000 plus proportionate share of operating costs, which commenced on April 1, 2006. This sublease expired in September 2007.

        On February 22, 2007, we entered into a new lease agreement for a new approximately 66,000 square foot facility in Milpitas, California. We relocated our headquarters to this facility in September 2007. The new lease commenced on June 30, 2007 and expires in September 2012. We pay a monthly base rent plus common area maintenance and building operating expenses over the term of the lease. The monthly base rent will increase over the life of the lease from approximately $42,000 to $55,000, with free base rent for the initial three months.

        As of August 4, 2007 our non-cancelable purchase orders were $12.9 million, an increase of $8.3 million from February 3, 2007.

Off-balance Sheet Transactions

        As of August 4, 2007, we did not have any off-balance sheet arrangements.

Recent Accounting Pronouncements

        In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements, or SFAS 157. SFAS 157 establishes a framework for measuring fair value and expands disclosures about fair value measurements. The changes to current practice resulting from the application of SFAS 157 relate to the definition of fair value, the methods used to measure fair value, and the expanded disclosures about fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007, and we are required to adopt it beginning in the first quarter of fiscal year 2009. We are currently in the process of evaluating the impact that the adoption of SFAS 157 will have on our consolidated financial position and results of operation.

Quantitative and Qualitative Disclosures About Market Risk

        The following discussion about our market risk disclosures involves forward-looking statements. Actual results could differ materially from those projected in the forward-looking statements. We face exposure to market risk from adverse movements in interest rates and foreign currency exchange rates, which could affect our operations and financial condition. We do not use derivative financial instruments for speculative purposes.

        Interest Rate Sensitivity.    As of August 4, 2007 and February 3, 2007, we held $43.1 million and $33.2 million, respectively, of cash, cash equivalents and short-term investments. Our short-term investments generally consist of U.S. government and corporate debt securities with an average original maturity of less than one year. If short-term interest rates were to decrease 10%, the decreased interest income associated with these items would not have a material impact on our net income (loss) and cash flows.

        In addition, we had borrowings outstanding of $0.1 million and $0.2 million as of August 4, 2007 and February 3, 2007, respectively, under a term loan agreement for financing equipment for research and development, and no borrowings outstanding under our two variable interest rate bank lines of credit. If short-term interest rates were to increase 10%, the increased interest expense associated with these arrangements would not have a material impact on our net income (loss) and cash flows.

        Foreign Currency Exchange Rate Sensitivity.    The Hong Kong dollar and the Euro are the functional currencies of our subsidiaries in Hong Kong and France, respectively. We do not currently enter into foreign exchange forward contracts to hedge certain balance sheet exposures and inter-company balances against future movements in foreign exchange rates. However, we do maintain cash balances denominated in the Hong Kong dollar and Euros. If foreign exchange rates were to weaken against the U.S. dollar immediately and uniformly by 10% from the exchange rate at August 4, 2007 or February 3, 2007, the fair value of these foreign currency amounts would decline by an immaterial amount.

BUSINESS

Overview

        We are a leading fabless provider of highly integrated SoC solutions that are used to deliver multimedia entertainment throughout the home. Our SoC solutions combine our semiconductors and software and are a critical component of multiple high-growth, consumer applications that process digital video and audio content, including IPTV, high definition DVD players, HDTVs and portable media players. Our semiconductors provide high definition digital video decoding for multiple compression standards, graphics acceleration, audio decoding, a CPU and display control. Our software provides control of media processing and system security management. Together, our semiconductors and software form a complete SoC solution that we believe provides our customers with a foundation to quickly develop feature-rich consumer entertainment products.

        We believe we are the leading provider of digital media processor SoCs for set-top boxes in the IPTV market and a leading provider of such SoCs in the high definition DVD player market, in terms of units shipped. For set-top boxes in the IPTV market, we are currently the only provider qualified to ship digital media processor SoCs based on the Microsoft IPTV platform. Our SoC solutions are used by leading IPTV set-top box providers, such as Cisco Systems/Scientific Atlanta, Motorola, Netgem and UTStarcom. IPTV set-top boxes incorporating our SoC solutions are deployed by telecommunications carriers globally, including carriers in Asia, Europe and North America, such as AT&T, British Telecom, Deutsche Telekom and Freebox. We work closely with these carriers and set-top box providers, as well as with systems software providers, such as Microsoft, to design solutions that address the carriers' specific requirements regarding features and performance. Our products are also used by consumer electronics providers, such as D-Link, Netgear, Panasonic, Pioneer, Sharp, Sony and Toshiba, in applications such as high definition DVD players, HDTVs and portable media players.

        We have been providing video and audio solutions for over 15 years. We began volume shipments in January 2006 of our SMP8630 series, our fourth generation SoC solution serving the IPTV, high definition DVD player and HDTV markets. As a result of increased customer adoption of our products, our net revenues increased from $33.3 million in fiscal year 2006 to $91.2 million in fiscal year 2007, representing growth of over 170%. Our net revenues for the six months ended August 4, 2007 were $78.6 million compared to $34.9 million for the six months ended July 29, 2006.

Industry Background

        The growth of the Internet, proliferation of rich multimedia content, advances in communications infrastructure, digital video and audio compression technologies and improvements in television displays have resulted in significant demand for the applications that we primarily target, which are IPTV, high definition DVD players and HDTVs.

        The IPTV market consists of consumer and commercial products that distribute and receive streaming video using IP. IPTV is emerging as an important consumer multimedia application as it allows telecommunications carriers to deliver advanced video services to consumers using existing telecommunications infrastructure. These carriers are actively pursuing the deployment of IPTV because it enables them to offer attractive video, voice and data, or triple play, services and increase their revenues per subscriber. According to Infonetics Research, the worldwide IPTV subscriber base is expected to grow from 8.9 million in 2006 to 63.8 million in 2010, representing a compound annual growth rate of 64%. The key challenges faced in delivering high-quality video content to end users across existing copper-based telecommunications infrastructure are limited bandwidth and security of the content. These challenges are addressed by advanced video compression technologies and security technologies that providers of IPTV set-top boxes are increasingly incorporating in their devices. Currently, IPTV set-top boxes use one of two platforms based on software developed by either Microsoft or various Linux providers, each of which offers certain advantages and disadvantages.

        High definition DVD players are becoming increasingly popular among consumers. This is driven primarily by the superior video and audio quality they provide relative to standard definition DVD players, the increasing availability of high definition prerecorded content, the proliferation of HDTVs enabling display of this content and the steadily declining prices of the high definition DVD players and the HDTVs themselves. According to In-Stat, worldwide sales of high definition DVD players are expected to grow from 220,000 units in 2006 to 18.1 million units in 2011, representing a compound annual growth rate of 142%. These devices are currently based on two standards, Blu-ray and HD-DVD, and consumer electronics providers have largely chosen to support one or the other of these two platforms.

        The proliferation of HDTVs is being driven by consumer demand for higher quality video, increasing availability of higher definition content, improved television displays, declining prices and various mandates to shift from analog to digital broadcast worldwide. According to DisplaySearch's Q2'07 Quarterly Worldwide FPD Forecast Report, worldwide sales of HDTVs are expected to grow from 68.2 million units in 2006 to 177.2 million units in 2011, representing a compound annual growth rate of over 21%.

        The consumer multimedia entertainment applications that we target increasingly require video and audio data to be processed, transmitted, stored and displayed in an efficient and secure manner, while simultaneously maintaining high resolution, multi-channel video and audio and providing the end-user a variety of interactive options. In order to provide this increased functionality in a cost-effective manner, manufacturers of consumer electronics demand semiconductors that integrate more features on a single chip, as well as reduce their costs, time-to-market and power consumption. We believe the challenge to manufacturers of digital media processor SoCs is to balance the integration of more functionality with lower costs and shorter development cycles.

Our Solutions

        We provide SoC solutions that consist of highly integrated semiconductors and a rich suite of software that enables real-time processing of digital video and audio content, which we refer to as real-time software. Our real-time software is readily customizable by our customers and is interoperable with multiple standard operating systems. As a result, we believe our SoC solutions enable consumer multimedia devices to be quickly brought to market. We believe IPTV set-top box and high definition DVD player designers and manufacturers select our SoC solutions because of the compelling nature of their performance and ease of integration. Our highly integrated products have replaced a number of single function semiconductors with a multi-function SoC, which significantly improves performance and lowers power consumption and cost.

        We believe our SoCs have been able to deliver industry-leading performance in video decoding, graphics acceleration and audio decoding, which allows our customers to offer consumers a high-quality viewing experience. We surround this media processing functionality with a robust security management solution, an on-chip CPU, a high-speed memory interface, and complementary system peripherals. This SoC architecture with memory components establishes a complete hardware development platform for our target applications. We also add a suite of real-time software that reduces the complexity of our SoC architecture and enables our customers to quickly design consumer multimedia devices. Our software includes an industry standard operating system, embedded software tools and development kits that enable our customers to easily port their software to run on our processors.

Our Strengths

        We have internally developed the core technologies, expertise and capabilities necessary to provide a complete digital media processing SoC solution. We believe we have the following strengths:

  •
  Strong Position Within IPTV and High Definition DVD Player Markets.    We believe we are the leading provider of digital media processor SoCs for set-top boxes in the IPTV market and a leading provider of such SoCs in the high definition DVD player market, in terms of units shipped. For set-top boxes in the IPTV market, we are currently the only provider qualified to ship digital media processing solutions based on the Microsoft IPTV platform. In the high definition DVD player market, we believe our suite of software for Blu-ray players is the most comprehensive offering available to date. We have built this position, in part, by being one of the first multimedia processing semiconductor provider to work extensively with both IPTV and high definition DVD player providers as well as telecommunications carriers to design solutions that address their specific feature and performance requirements. Through this process, we have gained valuable insight into the challenges of our customers and such carriers and have gained visibility into their product development plans. As a result, we believe we are able to provide our customers with a stable and reliable source of field-proven digital media processing solutions that our competitors cannot easily replicate.

  •
  Highly Integrated SoC Leveraged Across Multiple Consumer Applications.    We have developed a proprietary SoC architecture that allows us to integrate high-performance digital video and audio decoding and graphics processing with security management, memory control, a CPU and complementary peripheral interfaces. Our SoCs can replace a number of single function semiconductors, which significantly improves performance and lowers power consumption and cost to our customers. Furthermore, all of these functions can be performed synchronously at high processing speeds, typically up to 200 Megahertz. Our ability to integrate these multiple functions into a single, high-speed semiconductor allows us to many different consumer multimedia entertainment applications with the same hardware platform.

  •
  Differentiated Software Development Capabilities.    As a result of our 15 years of experience in delivering video and audio solutions, we have developed expertise in real-time software that synchronizes and controls the playback of video and audio from a variety of sources. This software translates the complex silicon architecture of our SoCs into a much simpler application programming interface. Using this interface, our customers are able to program under industry standard operating systems, enabling them to easily customize our solutions and reduce their time to market. The majority of our engineering personnel is dedicated to software development.

  •
  Multi-Standard Functionality.    Our SoC solutions are designed to support multiple industry standards that are used in the consumer applications we target. For example, there are over a dozen different video and audio standards used in current consumer applications, including video standards, such as H.264, MPEG-4, MPEG-2, MPEG-1 and WMV9, and audio standards, such as Dolby, DTS and MP3. Beyond this, there are a range of digital rights management security standards such as AES, RSA and MSDRM. Additionally, there are two primary operating systems, Microsoft Windows CE and Linux, that each has its own middleware standards. We support all of these standards.

  •
  Breadth and Depth of Relationships Within the IPTV Ecosystem.    In order to provide a complete system-level solution for the IPTV market, we have developed strong relationships with industry leaders that form the ecosystem required to deliver an end-to-end solution, from content creation to content display. The IPTV ecosystem consists of providers of middleware, encoders and security solutions. For middleware and server software, interoperability with products provided by Alcatel, Microsoft and Siemens, among others, is required. For encoders, providers such as Harmonic, Tandberg and Modulus (now part of Motorola) must design products that operate compatibly with digital media processors such as ours. For security solutions, there are also a range of providers, including Microsoft, Nagra and NDS. Our strong position in the IPTV market has enabled us to develop and maintain relationships with these providers and offer solutions that are interoperable with their products.

Our Strategy

        Our objective is to be the leading provider of digital media processing SoCs for multiple consumer applications. To achieve this objective, we expect to continue to pursue the following strategies:

  •
  Extend our Leadership Position in IPTV and High Definition DVD Player Markets.    We have achieved significant share in the IPTV and high definition DVD player markets by providing our customers with highly integrated digital media processor SoCs that are readily customizable. In addition, our solutions work effectively across different platforms and standards in each of these markets. We intend to provide the most compelling integrated digital media processing solutions to our customers and support multiple standards in these end markets in order to maintain our high market share.

  •
  Increase Penetration in HDTVs.    We have successfully penetrated high-end HDTVs that, as a key feature, enable Internet connectivity and wired or wireless networking with media centers and other consumer electronics devices. Our SoC solutions incorporate software that enables the interoperability of HDTVs with standards such as Intel's Viiv, Microsoft's Media Center Extender and the Digital Living Network Alliance. We believe our software, which fully supports the various standards and technologies required to provide Internet connectivity and networking functionality, differentiates us from our competitors. We intend to leverage our semiconductor and software expertise to develop additional SoC solutions targeted specifically towards HDTVs such that we are able to increase our penetration in the HDTV market as a whole.

  •
  Enhance our Software Development Advantage.    We believe our software provides a suite of capabilities that are not currently available from our competitors. Our software is integrated and embedded into our customers' products during their product design stage. As a result, once we are designed into our customers' product, we believe it is difficult for our competitors to displace us. We intend to leverage our software development capabilities and continue to invest significant resources in recruiting and developing additional expertise in the area of high-performance software development.

  •
  Expand into Complementary Technologies and Products.    We will continue to evaluate opportunities to expand, whether through acquisition or internal development, into technologies and products that are complementary to the applications we target. We acquired Blue7, a developer of advanced UWB technologies, in order to extend our product offerings into wireless solutions for the home entertainment environment. We believe that the combination of wireless communication technologies with our existing media processing SoC solutions will enable us to increase the value we deliver to our customers.

  •
  Leverage Existing Partner and Customer Relationships.    We have developed partnerships with standards and platform defining entities like Microsoft, which enable us to win new customers effectively. We also have strong customer relationships with many IPTV set-top box and high definition DVD player designers and manufacturers. We also work closely with telecommunications carriers to understand their needs in advance of our customers' product development cycle. We intend to leverage our existing position with our partners and customers to identify and secure new market opportunities.

Our Products

        We offer semiconductors along with real-time software that together enable digital media processing solutions for consumer entertainment products. We believe our line of digital media processor SoCs features industry leading performance and video/audio quality. We complement our semiconductors with a suite of real-time software that enables synchronous processing of video, audio and graphics streams for a wide range of applications. Our software is currently available under Microsoft WinCE and Linux operating systems with support for applications such as IP video streaming, video-on-demand, DVD navigation, personal-video-recording, multi-window video, and terrestrial broadcast reception. In addition, we provide reference platforms designed around our silicon and software as a convenient basis for customer development.

        The following table summarizes the key performance features of, and target applications for, selected SoCs in our suite of products:

Product Series	Key Performance Features	Target Applications

SMP8630 High definition, fully integrated, secure digital media processor SoC—our leading product for IPTV and high definition DVD player markets	• High-definition multi-stream video decoding of MPEG-4.10 (H.264), VC-1 (SMPTE 421M), WMV9, MPEG-4.2 and MPEG-2

 •  Secure media processing with a wide variety of Digital Rights Management (DRM) and Conditional Access (CA)

 •  Programmable audio decoding with support for all audio formats

 •  High performance 2D graphics acceleration with alpha blending and scaling

 •  Display output control including de-interlacing, HDMI and NTSC/PAL

	• Integrated high performance CPU and system connectivity interfaces (Ethernet, USB, IDE, IR, IIC)	• IPTV • High definition DVD players/recorders • HDTV

EM8620L High definition digital media processor SoC—our mid-range product for multi-format applications
•  High-definition decoding (720p) of MPEG-4.10 (H.264), SMPTE 421M (VC-1), WMV9, MPEG-4.2 and MPEG-2

 •  Selected DRM decryption support

 •  Programmable audio decoding with support for all formats

 •  2D graphics acceleration with alpha-blending and scaling

 •  Display output control including de-interlacing and NTSC/PAL

	• Integrated CPU, Ethernet, and IDE	• Digital media adapters • IPTV • HDTV

Product Series	Key Performance Features	Target Applications

EM8510 Standard definition digital media processor SoC—our entry-level product for portable and cost-sensitive products	• Standard definition decoding of MPEG-4.2, MPEG-2 and DVD • Integrated CPU and programmable I/O • Programmable audio decoding	• Portable media players • Digital media adapters

Windeo® UWB dual chip solution—for high bandwidth cable replacement applications, currently in customer sampling phase	• Based on the WiMedia® Alliance Multi-band OFDM (MBOA) PHY v1.1 and MAC v1.0 Specifications and is comprised of two devices: Windeo® RF IC (B7CW101) and Windeo® Baseband IC (B7CW201)

	• Enables adding high-speed wireless access to the next generation of consumer electronics products	• IPTV • High definition DVD players/recorders • HDTV • Digital media adapters • PCs and peripherals

        Our SoCs accounted for 96%, 95%, 85% and 84% of our net revenues for the six months ended August 4, 2007 and in fiscal years 2007, 2006 and 2005, respectively.

        Complementing our semiconductors, the following software elements perform the essential control and processing functions that are common to most consumer entertainment devices:

  •
  Multimedia Library:    This software forms the basis of the on-chip media processing control of our SoCs and is essential to the operation of our SoCs. We provide this software in the form of a large suite of interactive library functions that together create the real-time control center for all video, graphics and audio activities. It performs the following primary functions: video decoding, graphics acceleration, display output, audio decoding, transport demultiplexing, and sample playback applications.

  •
  Security Management:    This software is designed to protect the application that incorporates our SoC and the digital content processed through the application from external attack. It includes the following features: an XOS operating system that boots the system, controls the separate secure CPU, and provides a security programming environment and X-task (security function) source code samples and tools to build customized security procedures, as well as sample keys and certificates.

  •
  Porting Adaptations:    This software is ported to one of our SoCs from a customer's general operating system and represents the customer's development environment. It includes the following elements: operating system kernel, peripheral hardware drivers, such as Ethernet, USB and IDE, and a bootloader that contains system initialization and related utilities.

        These software elements, used with our hardware reference design boards, are packaged into the following application specific development kits for each of our target markets:

  •
  MicrosoftTV set-top box kit;

  •
  Linux-based IPTV set-top box kit;

  •
  Blu-ray player kit;

  •
  Digital media adapter kit;

  •
  Microsoft WinCE general development kit;

  •
  HDTV television kit; and

  •
  Portable media device kit.

        As legacy products, we also offer a series of PC-based solutions, under the NetStream and REALmagic Xcard brand names, that are sold into the commercial streaming and PC add-in markets, respectively.

Customers

        We sell our products principally to designers and manufacturers and, to a lesser extent, to distributors who, in turn, sell to manufacturers. Typically, when we sell to distributors, they have already received an order for our products directly from a manufacturer. Our sales to our customers are typically accomplished on a purchase order basis.

        For the six months ended August 4, 2007, Uniquest, a distributor customer, Freebox, MTC Singapore, Macnica and Scientific Atlanta (now part of Cisco Systems) accounted for 17%, 14%, 13%, 12% and 11%, respectively, of our net revenues. In fiscal year 2007, Freebox accounted for 20% of our net revenues and Uniquest accounted for 17% of our net revenues. Our distributor customers, such as Uniquest, in turn sell our products to multiple designers and manufacturers that produce our target applications.

        Substantially all of our product shipments are to customers outside of North America. In fiscal years 2007, 2006 and 2005, shipments to international customers outside of North America accounted for 89%, 88% and 86% of our net revenues, respectively. Revenues from our customers in Asia accounted for 53%, 82% and 65% of our net revenues in fiscal years 2007, 2006 and 2005, respectively. For the six months ended August 4, 2007, 94% of our net revenues were from shipments to our customers outside of North America, 61% of which were to our customers located in Asia.

Sales and Marketing

        We sell our products worldwide through multiple channels, including our direct sales force, manufacturer representatives and independent distributors strategically located in many countries around the world. We have sales representatives in the United States, Belgium, China, Japan and Taiwan. In Korea, we sell our products primarily through Uniquest, our distributor.

        Our sales cycle typically ranges from nine months to 18 months, but may last longer, and depends on a number of factors, including the technical capabilities of the customer, the customer's need for customization of our SoCs and the customer's evaluation and qualification process. We generally plan the fabrication of our products based on customer forecasts.

        For our larger volume designer and manufacturer customers, purchase orders for our products are generally non-cancelable between four and 12 weeks of scheduled delivery dates, and within four weeks of scheduled delivery dates are also generally non-reschedulable.

Research and Development

        We focus our development efforts primarily on three areas: video/audio decoder technologies, secure media processing and fully integrated SoC solutions. To achieve and maintain technology leadership, we intend to continue to make advancements in the areas of video and audio compression and decompression, as well wireless connectivity. We expect these advancements will include maintaining compatibility with emerging standards and multiple platforms, and making improvements to the current architecture.

        We have invested, and expect that we will continue to invest, substantial resources to research and development of future generations of MPEG and other multimedia technologies. For the six months ended August 4, 2007, our research and development expenses were $14.5 million. During fiscal years 2007, 2006, and 2005, our research and development expenses were $22.5 million, $15.0 million, and $12.3 million, respectively.

        We have assembled a large team of experienced engineers and technologists. As of August 4, 2007, we had 126 research and development employees. These personnel conduct all of our product development along with the assistance of a number of independent contractors and consultants.

Competition

        The market for digital media processors is highly competitive and is characterized by rapid technological change, evolving standards and decreasing prices. We believe that the principal factors on which we compete include time-to-market for new product introductions, product performance, industry standards compatibility, software functionality, price, and marketing and distribution resources.

        We believe our competitors include AMD (ATI Technologies), Analog Devices, Broadcom, Conexant Systems, Genesis Microchip, Mediatek, NXP Semiconductors, Pixelworks, ST Microelectronics, Texas Instruments and Tzero. Many of these companies have higher profiles, larger financial resources, and greater marketing resources than we do and may develop a competitive product that may inhibit the wide acceptance of our products. We believe that other manufacturers are developing products that will compete directly with our products in the near future.

Intellectual Property

        Our success and future revenue growth depend, in part, on our ability to protect our intellectual property. We rely primarily on patent, copyright, trademark and trade secret laws, as well as agreements with customers, suppliers and employees, to protect our proprietary technologies and processes.

        As of August 4, 2007, we held 30 issued patents and we had 18 patent applications pending for our technology. The termination dates of these patents range from five to 16 years. We cannot assure you that more patents will be issued or that such patents, even if issued, or our existing patents will provide adequate protection for our competitive position. Although we intend to protect our rights vigorously, we cannot assure you that these measures will be successful.

Manufacturing

        We are a fabless semiconductor company and we do not own or operate a fabrication, packaging or testing facility. We depend on third-party vendors to manufacture, package and test our products. By outsourcing manufacturing, we are able to avoid the cost associated with owning and operating our own manufacturing facility. This allows us to focus our efforts on the design and marketing of our products.

Semiconductor fabrication

        We rely on Taiwan Semiconductor Manufacturing Company, or TSMC, to fulfill substantially all of our manufacturing needs, including SoC manufacturing. We believe that our fabless manufacturing approach provides us with the benefits of superior manufacturing capability as well as flexibility to move the manufacturing, assembly and testing of our products to those vendors that offer the best capability at an attractive price. Nevertheless, because we do not have a formal, long-term pricing agreement with our third-party manufacturers, our costs and services are subject to sudden price fluctuations based on the cyclical demand for semiconductors.

Assembly and test

        Once our products have been manufactured, we have them packaged and tested. Our products are shipped from TSMC and our other third-party manufacturers to third-party sort, assembly and test facilities where they are assembled into finished semiconductors and tested. We outsource all packaging and testing of our products to third-party assembly and test facilities, primarily Advanced Semiconductor Engineering, Inc., or ASE, in Taiwan. Our products are designed to use low-cost, standard packages and to be tested with widely available test equipment.

Quality assurance

        We are committed to maintaining the highest level of quality in our products. We have designed and implemented a quality management system that provides the framework for continual improvement of products, processes and customer service. We also rely on in-depth simulation studies, testing and practical application testing to validate and verify our semiconductors. To ensure consistent product quality, reliability and yield, together with our manufacturing logistics partners we closely monitor the production cycle by reviewing manufacturing process data from each wafer foundry and assembly subcontractor. Both TSMC and ASE have been awarded ISO 9000 certificates.

Backlog

        The amount of backlog at any date depends upon various factors, including the timing of the receipt of orders, fluctuations in orders of existing product lines, and the introduction of any new lines. Accordingly, we believe that the amount of our backlog at any date is not a useful measure of our future sales.

Employees

        As of August 4, 2007, we had 186 full-time employees worldwide, including 126 in research and development, 30 in sales and marketing, 11 in operations, and 19 in finance and administration.

        Our future success will depend, in part, on our ability to continue to attract, retain and motivate highly qualified technical, marketing, engineering and management personnel, who are in great demand. Our employees are not represented by any collective bargaining unit, and we have never experienced a work stoppage. We believe that our employee relations are satisfactory.

Properties

        We currently lease an approximately 66,000 square foot facility in Milpitas, California that is used as our headquarters. The lease on this facility will expire in September 2012. We also lease facilities for a sales office and warehouse in Hong Kong and a research and development office near Paris, France. We believe our existing facilities are both suitable and adequate for our near-term needs.

Legal Proceedings

        Certain of our current and former directors and officers have been named as defendants in several shareholder derivative actions filed in the United States District Court for the Northern District of California, which have been consolidated under the caption In re Sigma Designs, Inc. Derivative Litigation (the "Federal Action") and in a substantially similar shareholder derivative action filed in the Superior Court for Santa Clara County, California captioned Korsinsky v. Tran, et al. (the "State Action").

        Plaintiffs in the Federal and State Actions allege that the individual defendants breached their fiduciary duties to us in connection with the alleged backdating of stock option grants during the period from 1994 through 2005 and that certain defendants were unjustly enriched. Plaintiffs in the Federal

Action assert derivative claims against the individual defendants based on alleged violations of Sections 10(b), 14(a) and 20(a) of the Securities Exchange Act of 1934, and Rules 10b-5 and 14a-9 promulgated thereunder. They also allege that the individual defendants aided and abetted one another's alleged breaches of fiduciary duty and violated California Corporations Code section 25402 and bring claims for an accounting and rescission. In the State Action, plaintiffs also allege that the individual defendants wasted corporate assets. Both Actions seek to recover unspecified money damages, disgorgement of profits and benefits and equitable relief. The Federal Action also seeks treble damages, rescission of certain defendants' option contracts, imposition of a constructive trust over executory option contracts and attorney's fees. We are named as a nominal defendant in both the Federal and State Actions; thus, no recovery against us is sought.

        We have filed a motion to dismiss the Federal Action on the ground that the plaintiffs had not made a pre-litigation demand on our Board of Directors and had not demonstrated that such a demand would have been futile. The defendant directors and officers joined in that motion, and filed a motion to dismiss the Federal Action for failure to state a claim against each of them. Pursuant to a joint stipulation, plaintiffs filed an Amended Consolidated Shareholder Derivative Complaint on August 13, 2007. Defendants have until September 19, 2007 to respond to the Complaint. A hearing on the Motion to Dismiss the Amended Consolidated Shareholder Derivative Complaint is currently scheduled for November 30, 2007. We have also filed a motion to dismiss or stay the State Action in favor of the earlier filed Federal Action. The defendant directors and officers joined in that motion. Pursuant to a joint stipulation, the court ordered that the State Action be stayed in favor of the earlier-filed Federal Action.

        On July 5, 2007, a Verified Petition for Writ of Mandate to Compel Inspection of Books, Records and Documents was filed in the Superior Court of Santa Clara County, captioned Levine v. Sigma Designs, Inc. We filed a Demurrer to the Petition as well as an Answer on August 13, 2007. A hearing on the Demurrer is currently scheduled for September 21, 2007.

        We previously disclosed that the SEC has initiated an informal inquiry into our stock option granting practices. The SEC has requested that we voluntarily produce documents relating to, among other things, our stock option practices. We are cooperating with the SEC.

        In May 2007, the IRS began an employment tax audit for our fiscal year 2004 and 2005. We have also requested that fiscal year 2006 be included in this audit cycle. In August 2007, the IRS began an income tax audit for our fiscal year 2005. The focus of the IRS employment tax audit relates to tax issues connected to our granting stock options with exercise prices per share that were less than the fair market value per share of the common stock underlying the option on the option's measurement date for financial reporting purposes. The IRS has not yet proposed any tax deficiency, interest or penalty amounts in respect of these audits.

        In August 2007, the IRS notified us that we owed a $97,000 penalty for failure to make a timely deposit of employment taxes in April 2007. The penalty involves one particular payment made in connection with certain stock option exercises in April 2007. We are disputing this penalty. The IRS has suspended the penalty matter pending further discussion with us.

MANAGEMENT

Executive Officers and Directors

        Our executive officers and directors, and their ages and positions as of September 13, 2007, are set forth below:

Name	Age	Position
Thinh Q. Tran	54	Chairman of the Board, President, and Chief Executive Officer
Thomas E. Gay III	58	Chief Financial Officer and Secretary
Silvio Perich	59	Senior Vice President, Worldwide Sales
Kit Tsui	58	Vice President of Planning and Administration
Jacques Martinella	52	Vice President, Engineering
Kenneth Lowe	51	Vice President, Strategic Marketing
William J. Almon(1)(2)(3)	74	Director
Julien Nguyen(1)(2)(3)	50	Director
Lung C. Tsai(1)(2)(3)	59	Director

(1)
Member of the Audit Committee.
(2)
Member of the Compensation Committee.
(3)
Member of the Nominating and Corporate Governance Committee.

        Mr. Tran, one of our founders, has served as our President and Chief Executive Officer and as Chairman of our Board of Directors since February 1982. Prior to joining us, Mr. Tran was employed by Amdahl Corporation and Trilogy Systems Corporation, both of which were involved in the IBM-compatible mainframe computer market.

        Mr. Gay has served as our Chief Financial Officer and Secretary since June 1, 2007. From May 1998 to May 2007, Mr. Gay served as the Vice President of Finance and Administration and Chief Financial Officer of Catalyst Semiconductor, Inc., a memory and analog/mixed-signal semiconductor company. Prior to joining Catalyst Semiconductor, Inc., Mr. Gay held positions at Wireless Access, Inc., a communications device manufacturing company, where he was Controller and Sanmina Corporation, a contract manufacturer, where he was the Corporate Controller.

        Mr. Perich has served as our Director, Sales since September 1985, when he joined us. In September 1992, Mr. Perich became our Senior Vice President, Worldwide Sales. Mr. Perich was a co-founder of Costar Incorporated, a manufacturers' representative organization for high technology products, where he served as partner from October 1979 to September 1985. From September 1972 until September 1979, Mr. Perich served in several sales management roles at Siliconix Inc, a specialty semiconductor manufacturer.

        Ms. Tsui has served as our Vice President of Planning and Administration since February 2007. From January 2001 to February 2007, Ms. Tsui served as our Chief Financial Officer. Prior to January 2001, Ms. Tsui served as our Director of Finance from February 1990 to December 1996 when she was appointed acting Chief Financial Officer and Secretary. Ms. Tsui was appointed as our Chief Accounting Officer in January 2000.

        Mr. Martinella has served as our Director, VLSI Engineering since May 1994, when he joined us. In December 1995, Mr. Martinella became our Vice President, Engineering. From June 1990 to April 1994, Mr. Martinella served in engineering and management positions at Weitek, a microchip manufacturer. In addition, Mr. Martinella was an engineer at National Semiconductor, a semiconductor manufacturer, from June 1982 to June 1990.

        Mr. Lowe has served as our Vice President, Marketing since May 2000, when he joined us. In December 2000, Mr. Lowe became our Vice President, Strategic Marketing. Prior to joining us, Mr. Lowe served as the Director of Multimedia Marketing for Cadence Design Systems, a design automation software company. From 1996 to 1998, Mr. Lowe served as the Vice President of Marketing for Chrontel, Inc., a digital video semiconductor company. Prior to 1996, Mr. Lowe held various marketing management positions at Sierra Semiconductor, Dataquest, Personal CAD Systems, Performix and Gould-Biomation. In the late 1980's, Mr. Lowe served as our Product Marketing Director.

        Mr. Almon has served as one of our directors since April 1994. Mr. Almon served as the President, Chief Executive Officer and Chairman of the Board of Grandis, Inc., a solid-state memory company, from May 2002 until his resignation on June 2, 2006. Prior to that, Mr. Almon was Managing Director of Netfish Technology from 1999 to May 2001 when it was acquired by Iona Technologies PLC. He was Chairman of the Board of Internet Image, an internet software company, from January 1999 to December 1999, when it merged with Intraware Inc. in October 1999. In May 1994, Mr. Almon founded and served as Chairman of the Board and Chief Executive Officer of StorMedia, Inc., a manufacturer of thin film disks. From December 1989 until February 1993, Mr. Almon served as President and Chief Operating Officer of Conner Peripherals, Inc., a manufacturer of computer disk drives and storage management devices. Prior to 1987, Mr. Almon spent 30 years with IBM Corporation, holding executive positions in both software and hardware management.

        Mr. Nguyen has served as one of our directors since May 2000. Since March 2005, Mr. Nguyen has served as the Managing Partner of Concept Ventures, an early stage venture capital fund. In May 2001, Mr. Nguyen founded Applied Materials Ventures, a corporate venture fund, and served as its Managing Partner until March 2005. In January 1999, Mr. Nguyen co-founded Ezlogin, a developer of personalization infrastructure tools for internet sites and wireless carriers and served as its Chairman from January 1999 to June 2000. From June 1996 to September 1998, Mr. Nguyen founded Novita Communications and served as its Chief Executive Officer. Novita, a Java-based communications software company, was acquired by PlanetWeb in 1998. From February 1995 to October 1996, Mr. Nguyen served as our Co-Chairman and Chief Technical Officer. From August 1993 until January 1995, he served as our Vice President, Engineering and Chief Technical Officer. From May 1992 until October 1993, Mr. Nguyen was President and Chief Executive of E-Motions, which was acquired by Sigma in 1993. Prior to founding E-Motions, Mr. Nguyen worked at Radius Inc. as Director of Product Development.

        Mr. Tsai has served as one of our directors since June 2003. He is one of the co-founders of MechanicNet Group, Inc., a software company serving the automotive aftermarket industry, and served as Chairman and Chief Executive Officer since 1999. Prior to MechanicNet Group, Inc., Mr. Tsai co-founded Internet Image, a Java solutions company for online software deployment and served as its Chief Executive Officer from 1993 until its acquisition by Intraware, Inc. in 1999. Previously, Mr. Tsai co-founded and served as vice president of Operations and Vice President of Sales & Marketing for Destiny Technology Corp., a laser printer controller firmware development company from 1987 to 1993. Prior to Destiny Technology Corp, Mr. Tsai served as Vice President of System Development for Mellon Bank and Bank of America.

        There are no family relationships among any of our directors and executive officers.

Board of Directors

        Our board of directors currently consists of five members. Each of Messrs. Almon, Nguyen and Tsai is an independent director as defined by The Nasdaq Stock Market listing standards set forth in Rule 4200(a)(15) adopted by the National Association of Securities Dealers.

        Our directors are elected annually to serve until the next annual meeting of shareholders, until their successors are duly elected and qualified or until their earlier death, resignation, disqualification or removal. With limited exceptions, our board of directors is required to have a majority of independent directors at all times. The authorized number of directors may be changed by resolution of the board. Vacancies on the board can be filled by resolution of the board of directors.

Committees of the Board of Directors

        The Board of Directors has appointed a Nominating and Corporate Governance Committee, an Audit Committee and a Compensation Committee. The Board has determined that each director who serves on these committees is "independent," as that term is defined by applicable listing standards of The Nasdaq Stock Market and SEC rules.

        Nominating and Corporate Governance Committee.    The current members of our Nominating and Corporate Governance Committee are Messrs. Almon, Nguyen and Tsai. We believe that the composition of our Nominating and Corporate Governance Committee meets the criteria for independence under, and the functioning of our Nominating and Corporate Governance Committee complies with the applicable requirements of, the Sarbanes-Oxley Act of 2002, The Nasdaq Stock Market and SEC rules and regulations. The Nominating and Corporate Governance Committee is responsible for overseeing matters of corporate governance and for the development of general criteria regarding the qualifications and selection of members of the Board of Directors and recommending candidates for election to the Board of Directors.

        Audit Committee.    The Audit Committee currently consists of Messrs. Almon, Nguyen and Tsai, each of whom is a non-management member of our board of directors. Mr. Almon is our audit committee financial expert as currently defined under SEC rules and is independent as defined in Item 7(d)(3)(iv) of Schedule 14A under the Exchange Act. The Audit Committee's primary functions, among others, are to approve the selection, compensation, evaluation and replacement of, and oversee the work of, our independent registered public accounting firm, pre-approve all fees and terms of audit and non-audit engagement of such auditors, including the audit engagement letter, and review our accounting policies and its systems of internal accounting controls. We believe that the composition of our Audit Committee meets the criteria for independence under, and the functioning of our Audit Committee complies with the applicable requirements of, the Sarbanes-Oxley Act of 2002, the current rules of The Nasdaq Stock Market and SEC rules and regulations.

        Compensation Committee.    The current members of our Compensation Committee are Messrs. Almon, Nguyen and Tsai, each of whom is a non-management member of our board of directors. We believe that the composition of our Compensation Committee meets the criteria for independence under, and the functioning of our Compensation Committee complies with the applicable requirements of, the Sarbanes-Oxley Act of 2002, the current rules of The Nasdaq Stock Market and SEC rules and regulations. The Compensation Committee's primary functions, among others, are to review and make recommendations to the Board of Directors concerning our executive compensation policy, including establishing salaries, incentives and other forms of compensation for our executive officers. Additional information concerning the compensation committee's processes and procedures for the consideration and determination of executive compensation is set forth under the section titled, "Director and Executive Compensation—Compensation Discussion and Analysis".

Code of Ethics

        We have adopted a Code of Business Ethics and Conduct, which is applicable to our directors, officers and employees. We will disclose any amendment to the code or waiver of a provision of the code applicable to an officer or director, including the name of the officer to whom the waiver was granted, on our website.

Compensation Committee Interlocks and Insider Participation

        No member of our Compensation Committee was at any time during fiscal year 2007 one of our officers or employees. None of our executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our Board or Compensation Committee.

DIRECTOR AND EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Company Philosophy on Compensation

        The Compensation Committee of our Board of Directors is responsible for providing oversight and determining our executive compensation programs. To that end, our Compensation Committee reviews corporate performance relevant to the compensation of our executive officers and works with management to establish our executive compensation programs. The general philosophy of our executive compensation program is to attract and retain seasoned and talented executives and align compensation with our business performance. In addition, we strive to provide compensation that is competitive with the semiconductor companies with whom we compete for executive talent.

Establishing Compensation

        Our Compensation Committee typically reviews our executive officers' compensation on an annual basis. Our Compensation Committee determines the appropriate levels of compensation based primarily on:

  •
  competitive benchmarking consistent with our recruiting and retention goals;

  •
  internal consistency and fairness; and

  •
  other relevant considerations such as rewarding extraordinary performance.

To assist in the process of establishing executive compensation, our Compensation Committee reviews publicly available compensation information from a group of peer companies consisting of certain fabless semiconductor companies located in the Silicon Valley. Our Compensation Committee determines compensation for our Chief Executive Officer. With respect to our other executive officers, our Compensation Committee reviews and approves compensation that is recommended by our Chief Executive Officer.

Compensation Components

        Our executive compensation program generally consists of three primary components: base salary, cash incentive bonus and long-term equity incentive compensation. These primary compensation components are described in more detail below. Executive officers are also eligible to participate in all of our respective local employee benefits plans, such as medical insurance, life and disability insurance and our 401(k) Savings/Retirement Plan, in each case on the same basis as other employees.

        We view the three primary components of executive compensation as related, but we do not believe that compensation should be derived entirely from one component, or that significant compensation from one component should necessarily reduce compensation from other components. Our Compensation Committee has not adopted a formal or informal policy for allocating compensation between long-term and current compensation or between cash and non-cash compensation.

        Base salary.    We establish base salaries for our executives based on the scope of their responsibilities and experience, and take into account competitive market compensation paid by companies in our peer group commensurate for similar responsibilities and positions. We believe that executive base salaries should be targeted to be within the range of salaries for similar positions at comparable companies, which is in line with our compensation philosophy, in order to best attract, retain and motivate our executives. In reviewing compensation of our peer companies, our Compensation Committee takes into account the annual revenues and market size of these companies and other relevant factors it deems appropriate. Our Compensation Committee attempts to establish compensation, particularly base salary, in the same comparable range that our revenues and market size fall when compared to these peer companies. In some cases, our executive compensation may fall outside of this range due to certain circumstances, such as a strong retention need or an extraordinary performance.

        We typically review base salaries annually, and adjust base salaries from time to time to ensure that our compensation programs remain competitive with market levels. In fiscal year 2007, our Compensation Committee reviewed the base salaries of our executive officers, other than our Chief Executive Officer, by analyzing information from our peer companies and made adjustments at that time. The Compensation Committee did not review our Chief Executive Officer's base salary during fiscal year 2007. In early fiscal year 2008, our Compensation Committee reviewed the base salary of our Chief Executive Officer. After taking into account information from our peer companies and the significant increase in shareholder value during fiscal year 2007, our Compensation Committee increased the annual base salary of our Chief Executive Officer to $420,000 effective as of the start of fiscal year 2008. In May 2007, we hired a new Chief Financial Officer and agreed to pay him an annual base salary of $250,000.

        Cash incentive bonuses.    Our Compensation Committee has historically awarded cash bonuses in recognition of strong company performance or significant individual contributions. In recent fiscal years, however, our Compensation Committee has elected not to make any cash bonus awards to our executive officers in light of our corporate performance during these periods. Our Compensation Committee awarded our Chief Executive Officer a bonus of $35,000 in February 2007. We believe cash bonuses can be an important element of compensation that allows us to reward strong corporate performance and individual contributions. We also believe that cash bonuses can serve as a strong retention tool and incentive for our officers to contribute to overall shareholder value growth. For example, in connection with the hiring of a new Chief Financial Officer in May 2007, we awarded him a sign-on bonus of $25,000 that he must repay if he were to voluntarily leave within the first twelve months of his employment. We will, therefore, continue to consider paying cash bonuses to our executive officers in the future.

        Long-term equity incentive compensation.    We believe the use of share-based awards for our executive officers is a strong compensation tool that encourages officers to act in a manner that leads to long-term company success. We believe this type of compensation aligns our executive officers' performance with the interests of our long-term investors by rewarding our officers through equity appreciation. The stock-based incentive program for the entire Company, including executive officers, currently consists of stock option grants and the employee stock purchase program, but we may introduce different types of equity awards or instruments to remain competitive in the compensation we pay our employees.

        In fiscal year 2007, we granted stock option awards to each of our executive officers as a form of long-term incentive awards. These stock options vest in accordance with our standard schedule, which provides for vesting over five years at the rate of twenty percent (20%) of the shares on the date that is one year after the vesting commencement date specified in the grants and 1/60th of the shares each month thereafter. We hired our Chief Financial Officer in May 2007 and agreed to grant him an option to purchase 120,000 shares of common stock, which option vests in accordance with our standard schedule.

        In addition to granting equity-based options to our executives as part of a long-term incentive plan, we also intend to utilize option grants to non-officer employees, including new hires, and in recognition of individual achievements and contributions to corporate or business unit performance or in circumstances where we face a critical retention need.

        In 2007, our Compensation Committee established procedures relating to the granting and administration of stock option awards to record and account for stock options and equity awards wherein the exercise price is based on the closing price of our common stock on the Nasdaq Global

Market on the date of approval. For example, stock option grants for newly-hired employees (other than executive officers) are approved on the last business day of each fiscal quarter in which they were hired. With respect to option grants to existing executive officers, our Compensation Committee has determined to grant options to these officers only at a Compensation Committee meeting, with the exercise price of the stock option equal to the closing price of our common stock on the Nasdaq Global Market on the date that is the later of the date of the meeting or the employment start date in the case of a new executive hire. We eliminated the ability of the Company to grant options using unanimous written consents. We intend to grant options in accordance with the foregoing procedures without regard to the timing of the release of material non-public information, such as a positive or negative earnings announcement.

        In December 2007, we entered into amendments to option agreements with our executive officers, which may have been subject to section 409A of the Internal Revenue Code of 1986, by reason of having been granted at an exercise price below the fair market value of the common stock on the date of grant for tax purposes. These were options that vested after 2004, which had not yet been exercised or terminated. In order to comply with Section 409A, these options were amended to provide for a fixed exercise schedule. As a result, our executive officers are required to exercise a specified number of shares underlying these options within specified time periods ranging from the current fiscal year to March 15, 2011. If an executive officer elects not to exercise the required portion of these options within the specified time period, the unexercised portion of the option will be terminated. Executive officers may also participate in our 2001 Employee Stock Purchase Plan. Our Employee Stock Purchase Plan is a broad-based stock purchase plan that enables all eligible employees to purchase shares of our common stock at a discounted price in order to share in the future success of the Company. The plan qualifies under section 423 of the Internal Revenue Code and is therefore required to be made available to all employees, including executive officers, serving the requisite numbers of hours. The plan permits employees to acquire shares of our common stock through periodic payroll deductions of up to 10% of total compensation. The price at which all employees may purchase common stock is 85% of the lesser of the fair market value of our common stock at the beginning or end of each 6-month purchase period.

Other supplemental benefits

        In addition to the compensation opportunities we describe above, we also provide our named executive officers and other employee benefits, such as medical insurance, life and disability insurance and our 401(k) Savings/Retirement Plan, in each case on the same basis as other employees.

Defined Pension Plan

        None of our named executive officers participate in or have account balances in qualified or non-qualified defined benefit plans sponsored by us. We do not offer such qualified or non-qualified defined benefit plans to our executives because we believe that such defined benefit plans are not typical for similar companies in both our industry and geographic region. Our Compensation Committee may elect to adopt qualified or non-qualified defined benefit plans if our Compensation Committee determines that doing so is in our best interests.

Nonqualified Deferred Compensation

        None of our named executive officers participate in or have account balances in non-qualified defined contribution plans or other deferred compensation plans maintained by us. To date, we have not had a significant reason to offer such non-qualified defined contribution plans or other deferred compensation plans. Our Compensation Committee may elect to provide our officers and other employees with non-qualified defined contribution or deferred compensation benefits if the Compensation Committee determines that doing so is in our best interests.

Section 162(m) Treatment Regarding Performance-Based Equity Awards

        Under Section 162(m) of the Internal Revenue Code of 1986, as amended, a public company is generally denied deductions for compensation paid to the chief executive officer and the next four most highly compensated executive officers to the extent the compensation for any such individual exceeds one million dollars for the taxable year. Our Compensation Committee intends to preserve the deductibility of compensation payable to our executives, although deductibility will be only one of the many factors considered in determining appropriate levels or modes of compensation.

Indemnification of Officers and Directors

        Our Articles of Incorporation and our Bylaws provide for indemnification of our directors, officers, employees and other agents to the extent and under the circumstances permitted by the California Corporations Code. Section 317 of the California Corporations Code provides for the indemnification of officers, directors and other corporate agents in terms sufficiently broad to indemnify such persons under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended.

Fiscal Year 2007 Director Compensation

        In fiscal year 2007, each member of our Board of Directors, including directors who are our employees, received an annual retainer fee of $10,000. Pursuant to our 2003 Director Stock Option Plan, in fiscal year 2007, each of our non-employee directors, Messrs. Almon, Nguyen and Tsai, were automatically granted options to purchase 5,000 shares at an exercise price of $12.54 per share, the closing price per share of the common stock as quoted on the Nasdaq Global Market on the date of grant. Under the terms of our 2003 Director Stock Option Plan, each non-employee director is automatically granted an option to purchase 5,000 shares of our Common Stock on June 1 of each year. To be eligible for this grant, a non-employee director must have served on our Board of Directors for at least six months and be a member of our Board of Directors at the time of grant. The term of these option grants is 10 years. The exercise price per share shall be 100% of the fair market value per share on the date of grant of the option. The option becomes fully exercisable upon the first anniversary from its date of grant.

        We also reimburse our directors for any business trip undertaken by any such directors upon our request.

        The following chart shows the compensation paid to each non-employee director for their service in fiscal year 2007:

Director	Fees Earned or Paid in Cash ($)(1)	Option Awards ($)(2)(3)(4)	Total ($)
William J. Almon	$10,000	$12,382	$22,382
Julien Nguyen	$10,000	$33,031	$43,031
Lung C. Tsai	$10,000	$26,132	$36,132

(1)
The amounts listed under "Fees Earned or Paid in Cash" are based on actual payments made to our non-employee directors, which consist of the standard board retainer fee of $10,000 per year.
(2)
Amounts in this column represent the compensation cost of stock option awards recognized during fiscal year 2007 for all stock option awards granted in fiscal year 2007 and in prior fiscal years. Stock option awards have been calculated in accordance with SFAS No. 123R using the Black-Scholes option pricing model which utilizes certain assumptions outlined in the footnotes to the Company's audited consolidated financial statements included elsewhere in this prospectus.

(3)
The following table provides the number of shares of common stock subject to outstanding options held at February 3, 2007 for each director, as applicable:

Name	Number of Shares Underlying Unexercised Options
William Almon	10,625
Julien Ngyuen	24,520
Lung C. Tsai	20,000
(4)
The grant date fair value of each director's option awards granted during fiscal year 2007, computed in accordance with SFAS 123R, was $25,273.

        In fiscal year 2008, each member of our Board of Directors will receive a quarterly retainer fee of $5,000.

Fiscal Year 2007 Summary Compensation Table

        The following table sets forth information regarding compensation earned during fiscal year 2007 by our Chief Executive Officer, our former Chief Financial Officer and our other executive officers as of February 3, 2007, who we refer to collectively as our "named executive officers." On February 5, 2007, we appointed Mark R. Kent to serve as our Chief Financial Officer, and Kit Tsui was appointed Vice President of Planning and Administration. We appointed Thomas Gay III to serve as our Chief Financial Officer effective June 1, 2007.

Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Option Awards ($)(1)	All Other Compensation ($)		Total ($)
Thinh Q. Tran President and Chief Executive Officer	2007	$350,000	$35,000	$709,639	$10,000	(2)	$1,104,639
Kit Tsui Former Chief Financial Officer, Current Vice President of Planning and Administration	2007	$179,773	—	$132,116	—		$311,889
Silvio Perich Senior Vice President, Worldwide Sales	2007	$178,448	—	$129,188	$188,641	(3)	$496,277
Jacques Martinella Vice President, Engineering	2007	$223,549	—	$148,048	—		$371,597
Kenneth Lowe Vice President, Strategic Marketing	2007	$177,844	—	$126,176	—		$304,020

(1)
The amounts included in the "Option Awards" column represent the compensation cost recognized by us in fiscal year 2007 related to stock option awards in fiscal year 2007 and prior fiscal years, as required under Statement of Financial Accounting Standards No. 123R. We estimate the fair value of stock options granted using the Black-Scholes option pricing model. This pricing model requires a number of complex assumptions including volatility, expected term, risk-free interest rate, and expected dividends. We based its expected volatility on a weighted average calculation combining both historical volatility of our stock price and implied volatility from traded options on our stock. The expected term represents the period that our stock options are expected to be outstanding and was determined based on historical experience of similar stock options considering the contractual terms of the stock options, vesting schedules and expectations of future employee behavior. The average assumptions used to calculate the fair value of stock options granted in fiscal year 2007 were volatility of 69.98%, risk-free rate of 4.77%, expected dividend of zero, expected forfeiture rate of 3.93% and expected life of 5.9 years.
(2)
Annual retainer paid for services on our Board of Directors.
(3)
Compensation earned as a result of sales commissions.

Fiscal Year 2007 Grants of Plan-Based Awards Table

        The following table shows information regarding stock option awards we granted to the named executive officers during the year ended February 3, 2007. The options granted to our named executive officers in fiscal year 2007 were granted under our 2001 Stock Plan.

Name	Effective Grant Date	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)(1)	Grant Date Fair Value of Stock Option Awards(2)
Thinh Q. Tran President and Chief Executive Officer	8/25/2006	120,000	$11.06	$875,520
Kit Tsui Former Chief Financial Officer, Current Vice President of Planning and Administration	8/25/2006	30,000	$11.06	$218,880
Silvio Perich Senior Vice President, Worldwide Sales	8/25/2006	25,000	$11.06	$182,400
Jacques Martinella Vice President, Engineering	8/25/2006	30,000	$11.06	$218,880
Kenneth Lowe Vice President, Strategic Marketing	8/25/2006	25,000	$11.06	$182,400

(1)
Exercisable as to 20% of the shares on the first anniversary of the grant date, with the remaining shares vesting ratably each month thereafter over the following four years. The option has a term of 10 years, subject to earlier termination in certain events relating to termination of employment.
(2)
The value of the option awards is based on the fair value as of the grant date of the award calculated in accordance with SFAS 123R. Regardless of the value on the grant date, the actual value will depend on the market value of our common stock on a date in the future when a stock option is exercised.

Outstanding Equity Awards At Fiscal Year-End 2007

        The following table sets forth information regarding the outstanding equity awards held by our named executive officers as of February 3, 2007:

Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable		Option Exercise Price ($)		Option Expiration Date(6)
Thinh Q. Tran President and Chief Executive Officer	340,000 200,000 50,000 70,001 99,084 93,999 72,500 37,500 —	— — — — 20,916(1 26,001(2 77,500(3 112,500(4 120,000(5	) ) ) ) )	$ $ $ $ $ $ $ $ $	2.31 2.91 3.50 1.25 1.69 3.40 5.43 9.89 11.06	4/22/07 3/17/08 (7) (8) (9) (10) (11) (12) 8/25/16
Kit Tsui Former Chief Financial Officer	60,000 15,000 15,000 6,000 20,000 15,000 30,000 25,500 19,583 12,083 6,249 —	— — — — — — — 4,500(1 5,417(2 12,917(3 18,751(4 30,000(5	) ) ) ) )	$ $ $ $ $ $ $ $ $ $ $ $	2.31 2.56 2.91 1.00 5.75 3.50 1.25 1.69 3.40 5.43 9.89 11.06	4/22/07 5/1/07 3/17/08 10/8/08 11/1/09 (13) (14) (15) (16) (17) (18) 8/25/16
Silvio Perich Senior Vice President, Worldwide Sales	65,000 25,000 25,000 30,000 25,500 19,583 12,083 6,249 —	— — — — 4,500(1 5,417(2 12,917(3 18,751(4 25,000(5	) ) ) ) )	$ $ $ $ $ $ $ $ $	2.31 2.91 3.50 1.25 1.69 3.40 5.43 9.89 11.06	4/22/07 3/17/08 (19) (20) (21) (22) (23) (24) 8/25/16

Jacques Martinella Vice President, Engineering	63,382 30,000 334 20,000 25,000 10,000 13,500 19,583 14,500 7,499 —	— — — — — — 4,500(1 5,417(2 15,500(3 22,501(4 30,000(5	) ) ) ) )	$ $ $ $ $ $ $ $ $ $ $	2.31 2.91 1.00 5.75 3.50 1.25 1.69 3.40 5.43 9.89 11.06	4/22/07 3/17/08 10/8/08 11/1/09 (25) (26) (27) (28) (29) (30) 8/25/16
Kenneth Lowe Vice President, Strategic Marketing	80,000 14,000 17,000 19,583 12,083 6,249 —	— — 3,000(1 5,417(2 12,917(3 18,751(4 25,000(5	) ) ) ) )	$ $ $ $ $ $ $	3.50 1.25 1.69 3.40 5.43 9.89 11.06	(31) (32) (33) (34) (35) (36) 8/25/16

(1)
Exercisable as to 20% of the shares on the first anniversary of 10/18/02, with the remaining shares vesting ratably each month thereafter over the following four years.
(2)
Exercisable as to 20% of the shares on the first anniversary of 2/20/03, with the remaining shares vesting ratably each month thereafter over the following four years.
(3)
Exercisable as to 20% of the shares on the first anniversary of 8/9/04, with the remaining shares vesting ratably each month thereafter over the following four years.
(4)
Exercisable as to 20% of the shares on the first anniversary of 10/28/05, with the remaining shares vesting ratably each month thereafter over the following four years.
(5)
Exercisable as to 20% of the shares on the first anniversary of 8/25/06, with the remaining shares vesting ratably each month thereafter over the following four years.
(6)
Except as otherwise noted, the options have a term of 10 years, subject to earlier termination in certain events relating to termination of employment.
(7)
45,833 shares underlying this option expire on 5/31/10. 4,167 shares underlying this option expire on 12/31/07.
(8)
31,667 shares underlying this option expire on 11/7/11. 38,334 shares underlying this option expire on 12/31/07.
(9)
40,986 shares underlying this option expire on 10/18/12. 55,774 shares underlying this option expire on 12/31/07. 23,240 shares underlying this option expire on 3/15/08.
(10)
44,000 shares underlying this option expire on 2/20/13. 48,000 shares underlying this option expire on 12/31/07. 24,000 shares underlying this option expire on 3/15/08. 4,000 shares underlying this option expire on 3/15/09.
(11)
70,000 shares underlying this option expire on 12/31/07. 30,000 shares underlying this option expire on 3/15/08. 30,000 shares underlying this option expire on 3/15/09. 20,000 shares underlying this option expire on 3/15/10.
(12)
35,000 shares underlying this option expire on 12/31/07. 30,000 shares underlying this option expire on 3/15/08. 30,000 shares underlying this option expire on 3/15/09. 30,000 shares underlying this option expire on 3/15/10. 25,000 shares underlying this option expire on 3/15/11.

(13)
13,750 shares underlying this option expire on 5/31/10. 1,250 shares underlying this option expire on 12/31/07.
(14)
18,500 shares underlying this option expire on 11/7/11. 11,500 shares underlying this option expire on 12/31/07.
(15)
13,000 shares underlying this option expire on 10/18/12. 12,000 shares underlying this option expire on 12/31/07. 5,000 shares underlying this option expire on 3/15/08.
(16)
9,166 shares underlying this option expire on 2/20/13. 10,000 shares underlying this option expire on 12/31/07. 5,000 shares underlying this option expire on 3/15/08. 834 shares underlying this option expire on 3/15/09.
(17)
11,666 shares underlying this option expire on 12/31/07. 5,000 shares underlying this option expire on 3/15/08. 5,000 shares underlying this option expire on 3/15/09. 3,334 shares underlying this option expire on 3/15/10.
(18)
5,833 shares underlying this option expire on 12/31/07. 5,000 shares underlying this option expire on 3/15/08. 5,000 shares underlying this option expire on 3/15/09. 5,000 shares underlying this option expire on 3/15/10. 4,167 shares underlying this option expire on 3/15/11.
(19)
22,916 shares underlying this option expire on 5/31/10. 2,084 shares underlying this option expire on 12/31/07.
(20)
18,500 shares underlying this option expire on 11/7/11. 11,500 shares underlying this option expire on 12/31/07.
(21)
13,000 shares underlying this option expire on 10/18/12. 12,000 shares underlying this option expire on 12/31/07. 5,000 shares underlying this option expire on 3/15/08.
(22)
9,166 shares underlying this option expire on 2/20/13. 10,000 shares underlying this option expire on 12/31/07. 5,000 shares underlying this option expire on 3/15/08. 834 shares underlying this option expire on 3/15/09.
(23)
11,666 shares underlying this option expire on 12/31/07. 5,000 shares underlying this option expire on 3/15/08. 5,000 shares underlying this option expire on 3/15/09. 3,334 shares underlying this option expire on 3/15/10.
(24)
5,833 shares underlying this option expire on 12/31/07. 5,000 shares underlying this option expire on 3/15/08. 5,000 shares underlying this option expire on 3/15/09. 5,000 shares underlying this option expire on 3/15/10. 4,167 shares underlying this option expire on 3/15/11.
(25)
22,916 shares underlying this option expire on 5/31/10. 2,084 shares underlying this option expire on 12/31/07.
(26)
10,000 shares underlying this option expire on 12/31/07.
(27)
1,000 shares underlying this option expire on 10/18/12. 12,000 shares underlying this option expire on 12/31/07. 5,000 shares underlying this option expire on 3/15/2008.
(28)
9,166 shares underlying this option expire on 2/20/13. 10,000 shares underlying this option expire on 12/31/07. 5,000 shares underlying this option expire on 3/15/08. 834 shares underlying this option expire on 3/15/09.
(29)
14,000 shares underlying this option expire on 12/31/07. 6,000 shares underlying this option expire on 3/15/08. 6,000 shares underlying this option expire on 3/15/09. 4,000 shares underlying this option expire on 3/15/10.
(30)
7,000 shares underlying this option expire on 12/31/07. 6,000 shares underlying this option expire on 3/15/08. 6,000 shares underlying this option expire on 3/15/09. 6,000 shares underlying this option expire on 3/15/10. 5,000 shares underlying this option expire on 3/15/11.
(31)
73,333 shares underlying this option expire on 5/31/10. 6,667 shares underlying this option expire on 12/31/07.
(32)
6,333 shares underlying this option expire on 11/7/11. 7,667 shares underlying this option expire on 12/31/07.
(33)
8,666 shares underlying this option expire on 10/18/12. 8,000 shares underlying this option expire on 12/31/07. 3,334 shares underlying this option expire on 3/15/08.

(34)
9,166 shares underlying this option expire on 2/20/13. 10,000 shares underlying this option expire on 12/31/07. 5,000 shares underlying this option expire on 3/15/08. 834 shares underlying this option expire on 3/15/09.
(35)
11,666 shares underlying this option expire on 12/31/07. 5,000 shares underlying this option expire on 3/15/08. 5,000 shares underlying this option expire on 3/15/09. 3,334 shares underlying this option expire on 3/15/10.
(36)
5,833 shares underlying this option expire on 12/31/07. 5,000 shares underlying this option expire on 3/15/08. 5,000 shares underlying this option expire on 3/15/09. 5,000 shares underlying this option expire on 3/15/10. 4,167 shares underlying this option expire on 3/15/11.

Fiscal Year 2007 Option Exercises

        The following table sets forth the number of shares acquired pursuant to the exercise of options by our named executive officers during fiscal year 2007 and the aggregate dollar amount realized by our named executive officers upon exercise of the option:

	Option Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)(1)
Thinh Q. Tran President and Chief Executive Officer	80,000	$840,000
Kit Tsui Former Chief Financial Officer	—	—
Silvio Perich Senior Vice President, Worldwide Sales	50,000	$604,500
Jacques Martinella Vice President, Engineering	7,000	$88,970
Kenneth Lowe Vice President, Strategic Marketing	—	—

(1)
The aggregate dollar value realized upon the exercise of an option represents the difference between the market price of the underlying shares on the date of exercise as measured by the closing price on the Nasdaq Global Market and the exercise price of the option, multiplied by the number of shares exercised.

Equity Benefits Plans

2003 Director Stock Option Plan

        The key features of our 2003 Director Stock Option Plan are summarized below. The following summary is qualified in its entirety by reference to the text of the plan, which is incorporated by reference as an exhibit to the registration statement of which this prospectus is a part.

        Eligibility.    Our 2003 Director Stock Option Plan provides for the automatic grant of nonstatutory options to our non-employee Directors. Upon election or appointment to our Board of Directors, each non-employee Director is granted an option to purchase 20,000 shares of our common stock that vests and becomes exercisable as to 25% of the grant on each anniversary of the date of grant.

        In addition, each non-employee Director is granted an additional option to purchase 5,000 shares of our common stock on June 1st of each year, provided that such Director has served on our Board of Directors for at least six months prior to the date and remains a member of our Board of Directors on that date. Each of these grants vest and become exercisable on the first anniversary of the date of grant.

        Shares Available.    The number of shares reserved for issuance under this plan increases annually on the first day of our fiscal year by a number of shares equal to the lesser of (i) 500,000 shares, (ii) 2% of the outstanding shares on such date, or (iii) a lesser amount determined by our Board of Directors

        Term of Option; Option Agreement.    Options granted under the 2003 Director Plan have a term of 10 years, unless otherwise provided in the option agreement. Each option is evidenced by a stock option agreement between us and the Director to whom such option is granted.

2001 Employee Stock Option Plan

        The key features of our 2001 Employee Stock Option Plan are summarized below. The following summary is qualified in its entirety by reference to the text of the plan, which is incorporated by reference as an exhibit to the registration statement of which this prospectus is a part.

        Eligibility.    Nonstatutory stock options and stock purchase rights may be granted under the 2001 Option Plan to our employees, directors and consultants and those of our parent or subsidiaries. Incentive stock options may be granted only to employees.

        Shares Available.    The number of shares reserved for issuance under this plan increases annually on the first day of our fiscal year by a number of shares equal to the lesser of (i) 1,000,000 shares, (ii) 4% of the outstanding shares on such date or (iii) a lesser amount determined by our Board of Directors.

        Terms and Conditions of Options.    Each option is evidenced by a stock option agreement between us and the optionee, and is subject to the following terms and conditions:

          Exercise Price.    The exercise price of an incentive stock option may not be less than 100% of the fair market value of the common stock on the date such option is granted. However, the exercise price of an incentive stock option granted to a 10% shareholder may not be less than 110% of the fair market value on the date such option is granted.

          Exercise of Option.    The plan administrator determines when options become exercisable, and may in its discretion, accelerate the vesting of any outstanding option.

          Term of Option.    The term of an incentive stock option may be no more than 10 years from the date of grant. However, an incentive stock option granted to a 10% shareholder, may not have a term exceeding five years from the date of grant.

2001 Employee Stock Purchase Plan

        The key features of the 2001 Employee Stock Purchase Plan are summarized below. The following summary is qualified in its entirety by reference to the text of the plan, which is incorporated by reference as an exhibit to the registration statement of which this prospectus is a part.

        Eligibility.    Each of our employees (including officers), whose customary employment with us is at least 20 hours per week and more than five months in any calendar year, is eligible to participate in the 2001 Purchase Plan. No employee may purchase shares pursuant to the 2001 Employee Stock Purchase Plan (i) if immediately after the grant, such employee would own 5% of either our voting power or value of the stock, or (ii) to the extent that his or her rights to purchase stock under all of our employee stock purchase plans accrue at a rate which exceeds $25,000 worth of stock (determined at the fair market value of the shares at the time such option is granted) for each calendar year.

        Shares Available.    The number of shares reserved for issuance under this plan increases annually on the first day of our fiscal year by a number of shares equal to the lesser of (i) 500,000 shares,

(ii) 2% of the outstanding shares on such date, or (iii) a lesser amount determined by our Board of Directors.

        Offering Period.    The 2001 Purchase Plan is implemented by offering periods lasting approximately six months in duration with a new offering period commencing on January 1st and July 1st of each year. To participate in this plan, each eligible employee must authorize payroll deductions pursuant to the plan. Such payroll deductions may not exceed 10% of a participant's daily compensation.

        Purchase Price.    The purchase price per share at which shares will be sold in an offering under the 2001 Employee Stock Purchase Plan is the lower of (i) 85% of the fair market value of a share of common stock on the first day of an offering period or (ii) 85% of the fair market value of a share of common stock on the last day of each offering period. The fair market value of our common stock on a given date is generally the closing sale price of our common stock as reported on the Nasdaq Global Market for such date.

        Withdrawal. A participant may terminate his or her participation in the 2001 Purchase Plan at any time by giving us a written notice of withdrawal. In such event, the payroll deductions credited to the participant's account will be returned, without interest, to such participant. Payroll deductions will not resume unless a new subscription agreement is delivered in connection with a subsequent offering period.

        All of our equity incentive plans are administered by our Board of Directors or a committee appointed by our Board of Directors, typically the compensation committee.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

        It is our policy that all employees, officers and directors must avoid any activity that is or has the appearance of conflicting with our interests. This policy is included in our Code of Business Ethics and Conduct. We conduct a review of all related party transactions for potential conflict of interest situations on an ongoing basis. Our Audit Committee must approve any waiver of the Code of Ethics for Senior Executives, including related party transactions. All waivers to the Code of Business Ethics and Conduct must be approved by our Board or a committee of our Board responsible for corporate governance.

        On April 10, 2006, we entered into a sublease agreement to rent approximately 2,500 square feet of a facility from Grandis, Inc., a start-up company founded by Mr. William J. Almon, a member of our board of directors. Mr. Almon resigned from Grandis effective June 2, 2006. This is a month-to-month operating lease with base rent of $4,000 plus proportionate share of operating costs commencing April 1, 2006. This sublease expired in September 2007.

        On February 16, 2006, we acquired Blue7, which was a privately-held California corporation. We purchased Blue7's shares for total consideration of approximately $11.9 million. Blue7 focuses on the development of advanced wireless technologies semiconductor products. In exchange for all of the outstanding capital stock of Blue7, we issued or reserved for issuance at the closing to holders of Blue7 capital stock other than us an aggregate of 815,007 shares of our common stock, of which 98,470 shares were held in escrow to satisfy any obligations of Blue7 to indemnify us against any claims against Blue7 for any breaches of its representations or warranties contained in or made pursuant to the merger agreement and certain other matters set forth in the merger agreement. These shares in escrow were subsequently released to the Blue7 shareholders otherwise entitled to receive them upon termination of the escrow period. The shares of our common stock were issued pursuant to an exemption under Section 3(a)(10) of the Securities Act of 1933, as amended. An aggregate of 231,137 shares of the 815,007 shares of our common stock issuable under the Merger Agreement are reserved for future issuance upon the exercise of options to purchase common stock, which options were assumed by us under the terms of the merger agreement. Prior to the acquisition, we held approximately 17% of the outstanding shares of Blue7 and provided loans totaling $900,000 to Blue7. In addition, our Board member, Mr. William J. Almon had invested $100,000 for a 2% ownership interest in Blue7 during fiscal year 2005.

 PRINCIPAL SHAREHOLDERS

        The following table sets forth information as of August 31, 2007 about the number of shares of common stock beneficially owned and the percentage of common stock beneficially owned before and after the completion of this offering by:

  •
  each person known to us to be the beneficial owner of more than 5% of our common stock;

  •
  each of our directors;

  •
  each executive officer named above under "Executive Compensation;"

  •
  our Chief Financial Officer who joined us on June 1, 2007; and

  •
  all of our directors and executive officers as a group.

        Ownership information is based upon information furnished by the respective individuals or entities, as the case may be. Unless otherwise indicated below, the address of each beneficial owner listed on the table is c/o Sigma Designs, Inc., 1778 McCarthy Blvd., Milpitas, California 95035.

        We have determined beneficial ownership in accordance with the rules of the Securities and Exchange Commission. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power with respect to all shares of common stock that they beneficially own, subject to applicable community property laws.

        Applicable percentage ownership is based on 24,398,318 shares of common stock outstanding on August 31, 2007. For purposes of the table below, we have assumed that 28,398,318 shares of common stock will be outstanding upon completion of this offering. In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, shares of common stock that are subject to options which are currently exercisable or exercisable within 60 days of August 31, 2007 are deemed to be outstanding. We have not deemed these shares outstanding, however, for the purpose of computing the percentage ownership of any other person.

		Percent Beneficially Owned
Name and Address of Beneficial Owner(1)	Number of Shares Beneficially Owned	Before Offering	After Offering
5% Shareholders
Entities associated with Galleon Management, L.L.C.(2)	1,215,750	5.0%	4.3%
Named Executive Officers and Directors
Thinh Q. Tran(3)	1,272,294	5.1	4.4
Thomas E. Gay III	—	—	—
Silvio Perich(4)	25,500	*	*
Jacques Martinella(5)	176,054	*	*
Kit Tsui(6)	281,682	1.1	1.0
Kenneth Lowe(7)	88,997	*	*
William J. Almon(8)	58,297	*	*
Julien Nguyen(9)	28,421	*	*
Lung C. Tsai(10)	20,000	*	*
All directors and executive officers as a group (9 persons)(11)	1,951,245	7.6%	6.6%

*
Represents less than 1% of our common stock.
(1)
The persons named in the table have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them, subject to community property laws where applicable and the information contained in the footnotes to this table.
(2)
Based solely on a Schedule 13G filed with the SEC on May 17, 2007. The reported securities are held by various funds affiliated with Galleon Management, L.L.C. Raj Rajaratnam reports shares voting and dispositive power over all of the reported securities. Mr. Rajaratnam disclaims any beneficial ownership of the reported shares, except to the extent of any pecuniary interest therein. The mailing address is c/o Galleon Management, L.P., 590 Madison Avenue, 34th Floor, New York, NY 10022.

(3)
Includes 731,001 shares issuable upon exercise of outstanding options which were exercisable at August 31, 2007 or within 60 days thereafter; and 213,293 shares of common stock held by Thinh Q Tran's family trust and 38,000 shares of common stock held by his four children's trusts (9,500 shares each). Mr. Tran disclaims beneficial ownership of common stocks held by these trusts.
(4)
Includes 22,500 shares issuable upon the exercise of outstanding options which were exercisable at August 31, 2007 or within 60 days thereafter.
(5)
Includes 152,672 shares issuable upon the exercise of outstanding options which were exercisable at August 31, 2007 or within 60 days thereafter.
(6)
Includes 171,165 shares issuable upon the exercise of outstanding options which were exercisable at August 31, 2007 or within 60 days thereafter.
(7)
Includes 88,997 shares issuable upon the exercise of outstanding options which were exercisable at August 31, 2007 or within 60 days thereafter.
(8)
Includes 10,625 shares issuable upon the exercise of outstanding options which were exercisable at August 31, 2007 or within 60 days thereafter.
(9)
Includes 23,914 shares issuable upon the exercise of outstanding options which were exercisable at August 31, 2007 or within 60 days thereafter.
(10)
Includes 20,000 shares issuable upon the exercise of outstanding options which were exercisable at August 31, 2007 or within 60 days thereafter.
(11)
Includes 1,220,874 shares issuable upon the exercise of outstanding options held by nine officers and directors which were exercisable at August 31, 2007 or within 60 days thereafter.

DESCRIPTION OF CAPITAL STOCK

        This section describes the material terms of our capital stock under our second restated certificate of incorporation and bylaws. The terms our second restated articles of incorporation and bylaws are more detailed than the general information provided below. Therefore, you should carefully consider the actual provisions of these documents.

Authorized Capital Stock

        As of the date of this prospectus, our authorized capital stock consists of 37,000,000 shares. Those shares consist of (1) 35,000,000 shares designated as common stock, no par value and (2) 2,000,000 shares designated as preferred stock, no par value; 50,000 of which have been designated Series A Preferred Stock, 5,000 of which have been designated Series B Preferred Stock, 3,000 of which have been designated Series C Preferred Stock and 35,000 of which have been designated Series D Participating Preferred Stock. Our Series D Participating Preferred Stock was designated in connection with the adoption of a preferred stock rights agreement. The only equity securities currently outstanding are shares of common stock.

Voting Rights

        The holders of common stock are entitled to one vote per share on all matters to be voted upon by the shareholders. Shareholder voting in the election of directors may cumulate such shareholder's votes and give one candidate a number of votes equal to the number of directors to be elected multiplied by the number of votes to which the shareholder's shares are entitled, or distribute such shareholder's votes on the same principle among as many candidates as the shareholder may select. However, no shareholder shall be entitled to cumulate votes for a particular candidate unless the candidate's name has been placed in nomination prior to the voting and the shareholder, or any other shareholder, has given notice prior to the voting of the intention to cumulate the shareholder's votes.

Dividend Rights

        Subject to preferences that may be applicable to any outstanding preferred stock, the holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the board of directors out of funds legally available for that purpose. We have never declared or paid any cash dividend on our capital stock and do not anticipate paying any cash dividends on our capital stock in the foreseeable future. See "Dividend Policy" for additional information.

Liquidation Rights

        In the event of a liquidation, dissolution or winding up of the company, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding.

Other Rights

        The common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock.

Preferred stock

        Our board of directors will be authorized to issue from time to time, without further shareholder approval, up to an aggregate of two million shares of preferred stock in one or more series and to fix or alter the designations, preferences, rights and any qualifications, limitations or restrictions of the shares of each series, including the dividend rights, dividend rates, conversion rights, voting rights, rights and terms of redemption (including sinking fund provisions), redemption price or prices, liquidation preferences and the number of shares constituting any series or designations of any series. We may issue preferred stock in ways which may delay, defer or prevent a change in control without further action by our shareholders and may adversely affect the voting and other rights of the holders of our common stock. The issuance of our preferred stock with voting and conversion rights may adversely affect the voting power of the holders of our common stock, including the loss of voting control to others. We have no present plans to issue any shares of preferred stock.

Anti-Takeover Provisions

        Shareholder Rights Plan.    On June 7, 2004, our board of directors adopted a preferred stock rights agreement, or rights plan. Pursuant to the rights plan, each share of our common stock currently has an associated right. Under circumstances specified in the rights plan, each right would entitle the registered holder to purchase from us one one-thousandth share of Series D participating preferred stock at a purchase price of $58.00 in cash, subject to adjustment in the manner set forth in the rights plan.

        The rights are not exercisable and cannot be transferred separately from the common stock until:

  •
  the tenth business day, or such later date as may be determined by our board of directors, after a person or group of affiliated or associated persons, called an acquiring person, has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the common stock then outstanding; or

  •
  the tenth business day, or such later date as may be determined by our board of directors, after a person or group announces a tender or exchange offer, the consummation of which would result in ownership by a person or group of 15% or more of our then outstanding common stock.

        If and when the rights become exercisable, each holder of a right shall have the right to receive, upon exercise, that number of shares of common stock, or in certain circumstances, cash, property or other of our securities, that equals the exercise price of the right divided by 50% of the current market price for each share of common stock at the date of the occurrence of such event. In the event at any time after any person becomes an acquiring person:

  •
  we are consolidated with, or merged with and into, another entity and we are not the surviving entity of such consolidation or merger or if we are the surviving entity, but shares of our outstanding common stock are changed or exchanged for stock or securities or cash or any other property;

  •
  50% or more of our assets or earning power is sold or transferred; or

  •
  each holder of a right shall thereafter have the right to receive upon exercise, that number of shares of common stock of the acquiring company that equals the exercise price of the right divided by 50% of the current market price of such common stock at the date of the occurrence of the event.

        The rights have anti-takeover effects, in that they would cause substantial dilution to a person or group that attempts to acquire a significant interest in our company on terms not approved by our board of directors. The rights expire on June 18, 2014 but may be redeemed by us for $.001 per right at any time on or prior to the fifth day, or such later date as may be determined by our board of directors, following a person's acquisition of 15% or more of our common stock. As long as the rights are not separately transferable, each new share of common stock issued will have one right associated with it.

        Charter and Bylaws.    Our articles of incorporation and bylaws contain provisions that could delay or prevent a change in control of our company. These provisions could limit the price that investors might be willing to pay in the future for shares of our common stock. Our board of directors can authorize the issuance of preferred stock that can be created and issued by our board of directors without prior shareholder approval, commonly referred to as "blank check" preferred stock, with rights senior to those of our common stock. Special meetings of the shareholders may be called by the board of directors, the chairman of the board of directors and president, or by one or more shareholders holding at least 10% of the outstanding common stock. We also have advance notice requirements for submitting nominations for election to our board of directors and for proposing matters that can be acted upon by shareholders at a meeting. Shareholder amendments to our bylaws require a majority vote.

Nasdaq National Market Listing Symbol

        Our common stock is currently traded on the Nasdaq Global Market under the symbol "SIGM."

Transfer Agent and Registrar

        The transfer agent and registrar for our common stock is Mellon Investor Services, LLC.

UNDERWRITING

        Subject to the terms and conditions of the underwriting agreement, the underwriters named below, through their representatives Deutsche Bank Securities Inc. and UBS Securities LLC have severally agreed to purchase from us the following respective number of shares of common stock at a public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus:

Underwriters	Number of Shares
Deutsche Bank Securities Inc.
UBS Securities LLC
Robert W. Baird & Co. Incorporated
A.G. Edwards & Sons, Inc.
RBC Capital Markets Corporation

Total	4,000,000

        The underwriting agreement provides that the obligations of the several underwriters to purchase the shares of common stock offered hereby are subject to certain conditions precedent and that the underwriters will purchase all of the shares of common stock offered by this prospectus, other than those covered by the over-allotment option described below, if any of these shares are purchased.

        We have been advised by the representatives of the underwriters that the underwriters propose to offer the shares of common stock to the public at the public offering price set forth on the cover of this prospectus and to dealers at a price that represents a concession not in excess of $        per share under the public offering price. The underwriters may allow, and these dealers may re-allow, a concession of not more than $        per share to other dealers. After the public offering, representatives of the underwriters may change the offering price and other selling terms.

        We have granted to the underwriters an option, exercisable not later than 30 days after the date of this prospectus, to purchase up to 600,000 additional shares of common stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus. The underwriters may exercise this option only to cover over-allotments made in connection with the sale of the common stock offered by this prospectus. To the extent that the underwriters exercise this option, each of the underwriters will become obligated, subject to conditions, to purchase approximately the same percentage of these additional shares of common stock as the number of shares of common stock to be purchased by it in the above table bears to the total number of shares of common stock offered by this prospectus. We will be obligated, pursuant to the option, to sell these additional shares of common stock to the underwriters to the extent the option is exercised. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

        The underwriting discounts and commissions per share are equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting discounts and commissions are    % of the public offering price. We have agreed to pay the underwriters the following discounts and commissions, assuming either no exercise or full exercise by the underwriters of the underwriters' over-allotment option:

Total Fees
	Fee per share	Without Exercise of Over-Allotment Option	With Full Exercise of Over-Allotment Option
Discounts and commissions paid by us	$	$	$

        In addition, we estimate that our share of the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $660,000.

        We have agreed to indemnify the underwriters against some specified types of liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect of any of these liabilities.

        Each of our officers and directors has agreed not to offer, sell, contract to sell or otherwise dispose of, or enter into any transaction that is designed to, or could be expected to, result in the disposition of any shares of our common stock or other securities convertible into or exchangeable or exercisable for shares of our common stock or derivatives of our common stock owned by these persons prior to this offering or common stock issuable upon exercise of options or warrants held by these persons for a period of 90 days after the effective date of the registration statement of which this prospectus is a part without the prior written consent of Deutsche Bank Securities Inc. and UBS Securities LLC. This consent may be given at any time without public notice. Transfers or dispositions can be made during the lock-up period in the case of gifts or for estate planning purposes where the donee signs a lock-up agreement. In addition sales can be made pursuant to 10b5-1 sales plans entered into prior to the date of this prospectus (pursuant to which an aggregate of approximately 284,359 shares may be sold during the lock-up period). We have entered into a similar agreement with the representatives of the underwriters except that without such consent we may grant options and sell shares pursuant to our stock option plans and our employee stock purchase plans. There are no agreements between the representatives and any of our directors or officers releasing them from these lock-up agreements prior to the expiration of the 90-day lock-up period.

        The representatives of the underwriters have advised us that the underwriters do not intend to confirm sales to any account over which they exercise discretionary authority.

        In connection with the offering, the underwriters may purchase and sell shares of our common stock in the open market. These transactions may include short sales, purchases to cover positions created by short sales and stabilizing transactions.

        Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. Covered short sales are sales made in an amount not greater than the underwriters' option to purchase additional shares of common stock from us in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option.

        Naked short sales are any sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if underwriters are concerned that there may be downward pressure on the price of the shares in the open market prior to the completion of the offering.

        Stabilizing transactions consist of various bids for or purchases of our common stock made by the underwriters in the open market prior to the completion of the offering.

        The underwriters may impose a penalty bid. This occurs when a particular underwriter repays to the other underwriters a portion of the underwriting discount received by it because the representatives of the underwriters have repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

        Purchases to cover a short position and stabilizing transactions may have the effect of preventing or slowing a decline in the market price of our common stock. Additionally, these purchases, along with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the Nasdaq Global Market, in the over-the-counter market or otherwise.

        A prospectus in electronic format is being made available on Internet web sites maintained by one or more of the lead underwriters of this offering and may be made available on web sites maintained by other underwriters. Other than the prospectus in electronic format, the information on any underwriter's web site and any information contained in any other web site maintained by an underwriter is not part of the prospectus or the registration statement of which the prospectus forms a part.

        Our common stock is quoted on the Nasdaq Global Market under the symbol "SIGM".

        Each underwriter has represented and agreed that (i) it has not offered or sold and, prior to the expiration of the period of six months from the closing date of this offering, will not offer or sell any shares of our common stock to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; (ii) it has complied with and will comply with all applicable provisions of the Financial Services Act 1986 with respect to anything done by it in relation to the shares of our common stock in, from or otherwise involving the United Kingdom; and (iii) it has only issued or passed on and will only issue or pass on in the United Kingdom, any document received by it in connection with the issue of the shares of our common stock to a person who is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1996 or is a person to whom such document may otherwise lawfully be issued or passed on.

        Some of the underwriters or their affiliates have provided investment banking services to us in the past and may do so in the future. They receive customary fees and commissions for these services.

LEGAL MATTERS

        Selected legal matters with respect to the validity of the common stock offered by this prospectus will be passed upon for us by Pillsbury Winthrop Shaw Pittman LLP, Palo Alto, California. Selected legal matters relating to the offering will be passed upon for the underwriters by Simpson Thacher & Bartlett LLP, Palo Alto, California.

EXPERTS

        The consolidated financial statements as of February 3, 2007 and for each of the fiscal years in the three-year period ended February 3, 2007 included in this prospectus have been audited by Armanino McKenna LLP, an independent registered public accounting firm, as stated in their report appearing herein, and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

        The audit report on management's assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting as of February 3, 2007, expresses an opinion that the Company did not maintain effective internal control over financial reporting as of February 3, 2007 because of the effect of material weaknesses on the achievement of the objectives of the control criteria and contains an explanatory paragraph that states:

        Company-level controls—The Company did not maintain effective company-level controls as defined in the Internal Control—Integrated Framework published by COSO. These deficiencies related to each of the five components of internal control as defined by COSO (control environment, risk assessment, control activities, information and communication, and monitoring). These deficiencies resulted in more than a remote likelihood that a material misstatement of the annual or interim financial statements would not be prevented or detected. Specifically,

  •
  The Company's control environment did not sufficiently promote effective internal control over financial reporting throughout its organizational structure, and this material weakness was a contributing factor to the other material weaknesses described in this report;

  •
  The Company had inadequate risk assessment controls, including inadequate mechanisms for anticipating and identifying financial reporting risks; and for reacting to changes in the operating environment that could have a material effect on financial reporting;

  •
  There was inadequate communication from management to employees regarding the general importance of controls and employees duties and control responsibilities;

  •
  The Company had inadequate monitoring controls, including inadequate staffing and procedures to ensure periodic evaluations of internal controls to ensure that appropriate personnel regularly obtain evidence that controls are functioning effectively and that identified control deficiencies are remediated timely;

  •
  The Company had an inadequate number of trained finance and accounting personnel with appropriate expertise in U.S. generally accepted accounting principles. Accordingly, in certain circumstances, an effective secondary review of technical accounting matters was not performed;

  •
  The Company had inadequate controls over its management information systems related to program changes, segregation of duties, and access controls; and

  •
  The Company had inadequate access and change controls over end-user computing spreadsheets. Specifically, the Company's controls over the completeness, accuracy, validity and restricted access and review of certain spreadsheets used in the period-end financial statement preparation and reporting process were not designed appropriately or did not operate as designed.

        Controls over share-based compensation—The Company had inadequate administration, supervision, and review controls over the approval and recording of share-based compensation.

  •
  As discussed in Note 2 in Notes to the audited Consolidated Financial Statements included elsewhere in this prospectus, during 2006, an internal review related to the Company's historical stock option granting practices was carried out by its Audit Committee. As a result of the review, the Company reached a conclusion that incorrect measurement dates were used for financial accounting purposes for certain stock option grants made in prior periods. Therefore, the Company recorded additional non-cash share-based compensation expense and related tax effects with regard to past stock option grants, substantially all of which relate to options granted between February 1, 1997 and July 29, 2006.

  •
  As discussed in Note 2 in Notes to the audited Consolidated Financial Statements included elsewhere in this prospectus, during our fiscal 2007 audit, the Company determined that incorrect measurement dates were used to value stock options exchanged with the previously Blue7 employees upon the acquisition of Blue7. As a result, the Company restated its financial results for the first quarter of fiscal 2007 to record an increase to the purchase price of $0.7 million and an additional $0.7 million of deferred share-based compensation expense.

        The Company rested previously filed annual and interim financial statements in their annual report on Form 10-K to correct the errors related to accounting for share-based compensation.

        Financial statement preparation and review procedures—The Company had inadequate policies, procedures and personnel to ensure that accurate, reliable interim and annual consolidated financial statements were prepared and reviewed on a timely basis. Specifically, the Company had insufficient: a) levels of supporting documentation; b) review and supervision within the accounting and finance departments; c) preparation and review of footnote disclosures accompanying its financial statements; and d) technical accounting resources. These deficiencies resulted in errors in the financial statements and more than a remote likelihood that a material misstatement of its annual or interim financial statements would not be prevented or detected.

        Inadequate reviews of account reconciliations, analyses and journal entries—The Company had inadequate review procedures over account reconciliations, account and transaction analyses, and journal entries.

        Specifically, deficiencies were noted in the following areas: a) management review of supporting documentation, calculations and assumptions used to prepare the financial statements, including spreadsheets and account analyses; and b) management review of journal entries recorded during the financial statement preparation process. These deficiencies resulted in an understatement of warranty accrual and inventory reserves, misclassification errors between R&D expenses and Cost of Goods Sold, and other errors in the financial statements. These deficiencies resulted in a more than a remote likelihood that a material misstatement of the Company's annual or interim financial statements would not be prevented or detected.

        Inadequate controls over purchases and disbursements—The Company had inadequate controls over the segregation of duties and authorization of purchases, and the disbursement of funds. These weaknesses increase the likelihood that misappropriation of assets and/or unauthorized purchases and disbursements could occur and not be detected in a timely manner. These deficiencies resulted in errors in the Company's financial statements and in more than a remote likelihood that a material misstatement of its annual or interim financial statements would not be prevented or detected. Specifically,

  •
  The Company had inadequate procedures and controls to ensure proper segregation of duties within its purchasing and disbursements processes and accounting systems;

  •
  The Company had inadequate procedures and controls to ensure proper authorization of purchase orders; and

  •
  The Company had inadequate approvals for payment of invoices and wire transfers.

        These material weaknesses were considered in determining the nature, timing, and extent of the audit tests applied in our audit of the consolidated financial statements and financial statement schedule as of and for the year ended February 3, 2007, and this report does not affect our report dated April 20, 2007, on those financial statements and financial statement schedule.

CHANGES IN INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

        On January 3, 2007, we filed a Form 8-K reporting that Grant Thornton LLP had informed us of its resignation as our independent registered public accounting firm effective as of that date. This Form 8-K, including the exhibit thereto, filed with the Securities and Exchange Commission on January 3, 2007 is hereby incorporated by reference. We will provide to each person, including any beneficial owner, to whom this prospectus is delivered a copy of this Form 8-K and the exhibit thereto that we have incorporated by reference into this prospectus but not delivered with this prospectus. To receive a free copy of these documents incorporated by reference in this prospectus, call or write to Sigma Designs, Inc., Attention: Investor Relations, 1778 McCarthy Blvd., Milpitas, California 95035, telephone number (408) 262-9003.

        On June 17, 2005, Deloitte & Touche LLP, our independent registered public accountant firm prior to Grant Thornton LLP, resigned as our independent registered public accounting firm effective as of that date.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

        We have filed with the SEC a registration statement under the Securities Act of 1933 with respect to the common stock offered by this prospectus. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. Please refer to the registration statement, exhibits and schedules for further information with respect to the common stock offered by this prospectus. Statements contained in this prospectus regarding the contents of any contract or other document are only summaries. With respect to any contract or document filed as an exhibit to the registration statement, you should refer to the exhibit for a copy of the contract or document, and each statement in this prospectus regarding that contract or document is qualified by reference to the exhibit. A copy of the registration statement and its exhibits and schedules may be inspected without charge at the SEC's public reference room, located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at (202) 551-8090 for further information on the public reference room. Our SEC filings are also available to the public from the SEC's website at www.sec.gov.

        Upon completion of this offering, we will be subject to the information reporting requirements of the Securities Exchange Act of 1934, and we intend to file reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the SEC's public reference room and the website of the SEC referred to above.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page No.
Consolidated Financial Statements (Audited):
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets—February 3, 2007 and January 28, 2006 (Restated)	F-3
Consolidated Statements of Operations—Fiscal years ended February 3, 2007, January 28, 2006 (Restated) and January 29, 2005 (Restated)	F-4
Consolidated Statements of Shareholders' Equity and Comprehensive Income—Fiscal years ended February 3, 2007, January 28, 2006 (Restated) and January 29, 2005 (Restated)	F-5
Consolidated Statements of Cash Flows—Fiscal years ended February 3, 2007, January 28, 2006 (Restated) and January 29, 2005 (Restated)	F-6
Notes to Consolidated Financial Statements	F-7
Condensed Financial Statements (Unaudited):
Condensed Consolidated Balance Sheets (Unaudited)—August 4, 2007 and February 3, 2007	F-45
Condensed Consolidated Statements of Operations (Unaudited)—Three and six months ended August 4, 2007 and July 29, 2006 (Restated)	F-46
Condensed Consolidated Statements of Cash Flows (Unaudited)—Six months ended August 4, 2007 and July 29, 2006 (Restated)	F-47
Notes to Condensed Consolidated Financial Statements	F-48

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders Sigma Designs, Inc.

        We have audited the accompanying consolidated balance sheets of Sigma Designs, Inc. as of February 3, 2007 and January 28, 2006 (restated), and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended February 3, 2007 (restated). Our audits also included the financial statement schedule listed in the Index at Item 15(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).

        Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Sigma Designs, Inc. at February 3, 2007 and January 28, 2006 (restated), and the consolidated results of their operations and their cash flows for each of the three years in the period ended February 3, 2007 (restated), in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects, the information set forth therein.

        As discussed in Note 2, "Restatement of Consolidated Financial Statements" the Company has restated previously issued financial statements as of January 28, 2006 and for each of the years in the two year period ended January 28, 2006. As discussed in Note 1 to the Consolidated Financial Statements, effective January 29, 2006, the Company adopted the provision of Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment.

        We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Sigma Designs, Inc.'s internal control over financial reporting as of February 3, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 20, 2007 expressed an unqualified opinion on management's assessment of, and an adverse opinion on the effective operation of, internal control over financial reporting.

/s/ ARMANINO MCKENNA LLP
 San Ramon, California
April 20, 2007

SIGMA DESIGNS, INC.

CONSOLIDATED BALANCE SHEETS

(In thousands, except share data)

	February 3, 2007	January 28, 2006
		(As Restated)(1)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$24,413	$16,827
Short-term investments	8,791	9,525
Accounts receivable (net of allowances of $601 in 2007, and $1,491 in 2006)	11,231	4,951
Note receivable—related party (note 17)	—	900
Inventories	16,003	3,830
Prepaid expenses and other current assets	1,095	1,138

Total current assets	61,533	37,171
EQUIPMENT AND LEASEHOLD IMPROVEMENTS—net	3,364	1,474
LONG-TERM INVESTMENTS	263	1,282
GOODWILL	5,020	—
OTHER INTANGIBLE ASSETS	5,527	—
OTHER NON-CURRENT ASSETS	377	430

TOTAL ASSETS	$76,084	$40,357

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Accounts payable	$13,723	$3,467
Accrued liabilities and other	8,800	5,667
Current portion of bank term loan	226	211

Total current liabilities	22,749	9,345
BANK TERM LOAN	15	233
OTHER LONG—TERM LIABILITIES	348	102

Total Liabilities	23,112	9,680
COMMITMENTS AND CONTINGENCIES (Note 10)
SHAREHOLDERS' EQUITY:
Preferred stock—no par value: 2,000,000 shares authorized; no shares issued or outstanding	—	—
Common stock—no par value: 35,000,000 shares authorized; shares outstanding: 2007, 22,903,930; 2006, 21,945,874	119,301	107,700
Deferred compensation	—	(4,303)
Shareholder notes receivable	(58)	(58)
Accumulated other comprehensive income	351	204
Accumulated deficit	(66,622)	(72,866)

Total shareholders' equity	52,972	30,677

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$76,084	$40,357

(1)
See Note 2, "Restatement of Consolidated Financial Statements", of the Notes to Consolidated Financial Statements.

The accompanying notes are an integral part of these financial statements

SIGMA DESIGNS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share data)

	Years Ended
	February 3, 2007	January 28, 2006	January 29, 2005
		(As Restated)(1)	(As Restated)(1)
NET REVENUES	$91,218	$33,320	$31,398
COST OF REVENUES	46,783	11,925	9,667

GROSS PROFIT	44,435	21,395	21,731
OPERATING EXPENSES:
Research and development	22,515	15,040	12,288
Sales and marketing	7,841	6,056	5,268
General and administrative	8,222	4,868	4,531

Operating expenses	38,578	25,964	22,087

INCOME (LOSS) FROM OPERATIONS	5,857	(4,569)	(356)
Gain on sales of long-term investments	—	2,549	—
Interest income and other income, net	815	529	294

INCOME BEFORE INCOME TAXES	6,672	(1,491)	(62)
PROVISION FOR INCOME TAXES	428	70	63

NET INCOME (LOSS)	$6,244	$(1,561)	$(125)

NET INCOME (LOSS) PER SHARE:
Basic	$0.28	$(0.07)	$(0.01)

Diluted	$0.24	$(0.07)	$(0.01)

SHARES USED IN COMPUTATION:
Basic	22,683	21,412	20,809

Diluted	25,670	21,412	20,809

(1)
See Note 2, "Restatement of Consolidated Financial Statements", of the Notes to Consolidated Financial Statements.

The accompanying notes are an integral part of these financial statements

SIGMA DESIGNS, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
AND COMPREHENSIVE INCOME

(In thousands, except share data)

					Accumulated Other Comprehensive Income
	Common Stock								Total Comprehensive Income (Loss)
			Deferred Compensation	Shareholder Notes Receivable	Unrealized Gain/Loss	Accumulated Translation Adjustment	Accumulated Deficit	Total Shareholders' Equity
	Shares	Amount
Balance, January 31, 2004 (previously reported)	20,637,995	86,948	—	—	—	37	(60,963)	26,022	—
Adjustment to opening shareholders' equity	—	13,036	(3,858)	(29)	—	211	(10,217)	(857)	—

Balance, January 31, 2004 (restated)(1)	20,637,995	99,984	(3,858)	(29)	—	248	(71,180)	25,165	—
Net loss	—	—	—	—	—	—	(125)	(125)	(125)
Unrealized loss on investments	—	—	—	—	(24)	—	—	(24)	(24)
Cumulative translation adjustment	—	—	—	—	—	28	—	28	28

Total comprehensive loss	—	—	—	—	—	—	—	—	(121)
Deferred stock based compensation	—	2,316	(2,316)	—	—	—	—	—	—
Amortization of deferred stock based compensation	—	—	1,476	—	—	—	—	1,476	—
Common stock issued under stock plans	400,967	1,259	—	—	—	—	—	1,259	—
Excess tax benefit from stock options	—	1	—	—	—	—	—	1	—

Balance, January 29, 2005 (restated)(1)	21,038,962	103,560	(4,698)	(29)	(24)	276	(71,305)	27,780	—
Net loss	—	—	—	—	—	—	(1,561)	(1,561)	(1,561)
Unrealized gain on investments	—	—	—	—	5	—	—	5	5
Cumulative translation adjustment	—	—	—	—	—	(53)	—	(53)	(53)

Total comprehensive loss	—	—	—	—	—	—	—	—	(1,609)
Deferred stock based compensation	—	1,187	(1,187)	—	—	—	—	—	—
Amortization of deferred stock based compensation	—	—	1,582	—	—	—	—	1,582	—
Note receivable issued for common stock	—	29	—	(29)	—	—	—	—	—
Common stock issued under stock plans	906,912	2,924	—	—	—	—	—	2,924	—
Excess tax benefit from stock options	—	—	—	—	—	—	—	—	—

Balance, January 28, 2006 (restated)(1)	21,945,874	107,700	(4,303)	(58)	(19)	223	(72,866)	30,677	—
Net income	—	—	—	—	—	—	6,244	6,244	6,244
Unrealized gain on investments	—	—	—	—	35	—	—	35	35
Cumulative translation adjustment	—	—	—	—	—	112	—	112	112

Total comprehensive income	—	—	—	—	—	—	—	—	6,391
Reversal of APB 25 deferred compensation upon the adoption of FAS 123R	—	(4,303)	4,303	—	—	—	—	—	—
Compensation expenses recognized in accordance with FAS 123R	—	4,949	—	—	—	—	—	4,949	—
Fair value of vested stock options assumed from Blue7 acquisition	—	1,110	—	—	—	—	—	1,110	—
Issuance of common stock for Blue7 acquisition	583,870	8,189	—	—	—	—	—	8,189	—
Non-employee stock based compensation	—	317	—	—	—	—	—	317	—
Excess tax benefit from stock options	—	123	—	—	—	—	—	123	—
Common stock issued under stock plans	374,186	1,216	—	—	—	—	—	1,216	—

Balance, February 3, 2007	22,903,930	$119,301	—	$(58)	$16	$335	$(66,622)	$52,972	—

(1)
See Note 2, "Restatement of Consolidated Financial Statements", of the Notes to Consolidated Financial Statements.

The accompanying notes are an integral part of these financial statements

SIGMA DESIGNS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Year Ended
	February 3, 2007	January 28, 2006	January 29, 2005
		(As Restated)(1)	(As Restated)(1)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$6,244	$(1,561)	$(125)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	2,352	938	492
Stock-based compensation	5,266	1,582	1,476
Provision for inventory valuation	1,224	29	230
Provision for bad debts and sales returns	30	31	634
Gain on sales of long-term investments	—	(2,580)	—
Loss on disposal of assets	10	43	7
Investment impairment charge	19	31	—
Excess tax benefit from stock options	123	—	1
Accretion of contributed leasehold improvements	(81)	(81)	(85)
Changes in operating assets and liabilities:
Accounts receivable	(6,310)	1,435	(1,729)
Inventories	(13,397)	(184)	(1,304)
Prepaid expenses and other current assets	45	(58)	(111)
Other non-current assets	—	—	—
Accounts payable	9,517	(73)	1,874
Accrued liabilities and other	3,450	1,619	451

Net cash provided by operating activities	8,492	1,171	1,811

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of equipment	(3,014)	(699)	(1,227)
Purchases of short-term investments	(22,234)	(42,216)	(20,154)
Maturity of short-term investments	23,003	41,225	11,600
Net proceeds (purchases of) from long-term investments	—	4,580	(2,000)
Issuance of short-term promissory notes	—	(900)	—
Acquisition net of cash received	147	—	—
Other non-current assets	67	164	106

Net cash provided by (used in) investing activities	(2,031)	2,154	(11,675)

CASH FLOWS FROM FINANCING ACTIVITIES:
Bank borrowings	—	600	—
Repayment of bank borrowings	(203)	(156)	—
Net proceeds from sale of common stock	1,216	2,924	1,259
Costs related to registration of private offering of common stock	—	(63)	(130)
Repayment of capital lease obligations	—	—	(5)

Net cash provided by financing activities	1,013	3,305	1,124

Effect of exchange rates changes on cash	112	(53)	28

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	7,586	6,577	(8,712)
CASH AND CASH EQUIVALENTS:
Beginning of year	16,827	10,250	18,962

End of year	$24,413	$16,827	$10,250

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
CASH PAID FOR INTEREST	$30	$45	$4

CASH PAID FOR INCOME TAXES	$171	$9	$15

Issuance of common stock and assumption of stock options related to business acquisition	$11,414	—	—

(1)
See Note 2, "Restatement of Consolidated Financial Statements", of the Notes to Consolidated Financial Statements.

The accompanying notes are an integral part of these financial statements.

SIGMA DESIGNS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

        Nature of Operations—Sigma Designs, Inc. (the Company) specializes in silicon-based digital media processors for IP video technology, connected media players, high-definition television and PC add-in and other markets. The Company's award-winning REALmagic® Video Streaming Technology is used in a variety of consumer applications providing highly integrated solutions for high-quality decoding of H.264, MPEG-4, MPEG-2, MPEG-1 and Windows® Media Video 9 (WMV9). The Company sells its products to consumer equipment manufacturers, distributors, value-added resellers and corporate customers.

        Basis of Presentation—The consolidated financial statements include Sigma Designs, Inc. and its wholly owned subsidiaries in France and Hong Kong. All intercompany balances and transactions are eliminated upon consolidation.

        Reclassifications—Certain reclassifications have been made to prior year balances in order to conform to the current year's presentation.

        Accounting Period—The Company's fiscal year ends on the Saturday closest to January 31. Fiscal 2007 ended on February 3, 2007. Fiscal 2006 ended on January 28, 2006. Fiscal 2005 ended on January 29, 2005. Fiscal 2007 included 53 weeks. Fiscal 2006 and 2005 each included 52 weeks.

        Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements include but are not limited to and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates used in preparing these financial statements are related primarily to estimates to determine the collectability of accounts receivable to determine the allowances against the accounts receivable balances, estimates of the market value used in calculating the value of inventory on a lower of cost or market basis, estimates used in equity award valuation and stock-based compensation calculations, estimates of expected future cash flows and useful lives used in the review for impairment of investments, goodwill, intangible assets and other long-lived assets, estimates of the Company's ability to realize its deferred tax asset which are also used to establish whether valuation allowances are needed on those assets, and estimates related to litigation and settlement costs accrual. It is at least reasonably possible that the estimates will change within the next year. Actual results may also differ materially from management's estimates.

        Change in accounting estimate—There were no changes in accounting estimates during fiscal 2007. During fiscal 2006, the Company revised its estimate of the useful lives of certain production test equipment due to technology changes. Those lives were shortened to 2 years. Previously, all production test equipment was depreciated over 5 years. These changes were made to better reflect the estimated periods during which such equipment will remain in service. The change had the effect of increasing fiscal 2006 depreciation expense which was recorded as cost of revenues and decreasing net income by approximately $130,000 (less than $0.01 per basic and diluted share).

        Concentration of Credit Risk—Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents, short-term investments and accounts receivable. The majority of the Company's cash and cash equivalents and short-term investments are on deposit with two financial institutions. The Company performs ongoing credit evaluations of its customers and generally does not require collateral for sales on credit. The Company reviews accounts receivable on a monthly basis to determine if any receivables will potentially be uncollectible. The Company includes any accounts receivable balances that are determined to be uncollectible, along with a general reserve, in its overall allowance for doubtful accounts. The general reserve in the allowance for doubtful accounts is a calculation based upon the accounts receivable balance and the historical effectiveness of the Company's collection of those receivables. The Company will continue to maintain reserves for potential credit losses.

        Cash and Cash Equivalents—The Company considers all highly liquid debt instruments purchased with a remaining maturity of 90 days or less to be cash equivalents.

        Short Term Investments—Short-term investments represent highly liquid debt instruments with a remaining maturity date at purchase of greater than 90 days and are stated at fair value. The differences between amortized cost (cost adjusted for amortization of premiums and accretion of discounts which are recognized as adjustments to interest income) and fair value representing unrealized holding gains or losses, are recorded separately as a component of accumulated other comprehensive income (loss) within shareholders' equity. The Company's debt securities are classified as available-for-sale because the sale of such securities may be required prior to maturity. Any gains and losses on the sale of debt securities are determined on a specific identification basis.

        Inventories—Inventories are stated at the lower of standard cost (which approximates first-in, first-out basis) or market. The Company periodically reviews its inventories for excess and obsolete inventory items and adjusts carrying costs to estimated net realizable values when they are determined to be less than cost. As a result of this inventory review, the Company charged approximately $1.2 million, $29,000 and $230,000 to cost of revenues for fiscal 2007, 2006 and 2005, respectively.

        Long-Term Investments—Investments in private equity securities of less than 20% owned companies are accounted for using the cost method unless the Company can exercise significant influence or the investee is economically dependent upon the Company, in which case the equity method is used. The Company evaluates the long-term investments for impairment annually according to Emerging Issues Task Force ("EITF") Issue No. 03-01, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments. EITF 03-01 provides guidance for evaluating whether an investment is other-than-temporarily impaired and requires certain disclosures with respect to these investments. The guidance also included accounting considerations subsequent to the recognition of an other-than-temporary impairment and requirements for disclosures about unrealized losses that have not been recognized as other-than-temporary impairments.

        Equipment and Leasehold Improvements—Equipment and leasehold improvements are stated at cost and categorized into computer and test equipment, software, furniture and fixtures and other. Depreciation and amortization are computed using the straight-line method based on the useful lives of the assets (three to five years) or the lease term if shorter, except for certain production test equipment (two to five years). The contributed leasehold improvements provided by the landlord for the Company's current facility is amortized using the straight-line method over lesser of the remaining lease term or useful life of leasehold improvements.

        Goodwill and Purchased Intangible Assets—Goodwill is recorded as the difference, if any, between the aggregate consideration paid for an acquisition and the fair value of the net tangible and intangible assets acquired. The amounts and useful lives assigned to intangible assets acquired, other than goodwill, impact the amount and timing of future amortization.

        In accordance with Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets," the Company reviews goodwill for impairment annually, or more frequently, when events or changes in circumstances indicate that the carrying amount may not be recoverable. The provisions of SFAS 142 require that a two-step test be performed to assess goodwill for impairment. First, the fair value of each reporting unit is compared to its carrying value. If the fair value exceeds the carrying value, goodwill is not impaired and no further testing is performed. The second step is performed if the carrying value exceeds the fair value. The fair value of a reporting unit is allocated to all the assets and liabilities of the reporting unit as if the reporting unit had been acquired in a business combination at the date of the impairment test. The fair value of tangible net assets and both recognized and unrecognized intangible assets is deducted from the fair value of the reporting unit to determine the implied fair value of reporting unit goodwill. The implied fair value of the reporting unit's goodwill must be compared to the carrying value of the goodwill. If the carrying value of a reporting unit's goodwill exceeds its implied fair value, an impairment loss equal to the difference will be recorded.

        We are currently amortizing acquired intangible assets with definite lives. Acquired developed technology is amortized over 7 years and non-compete agreements are amortized over the contractual period (currently 3 years). The amortization expense for acquired developed technology is classified as cost of sales and the amortization expense for other acquired intangible assets is classified as research and development expense in our consolidated statements of income.

        Long Lived Assets—The Company accounts for long-lived assets, including purchased intangible assets, in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. Long-lived assets are evaluated for impairment whenever events or changes in circumstances such as a change in technology indicate that the carrying amount of an asset may not be recoverable. An impairment loss would be recognized when the sum of the undiscounted future net cash flows expected to result from the use of the asset and its eventual disposal is less than its carrying amount.

        Revenue Recognition—We derive revenues primarily from three principal sources: product sales, product development contracts and service contracts. We generally recognize revenues for product sales and service contracts in accordance with Staff Accounting Bulletin ("SAB") No. 104, "Revenue Recognition", under which revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred or service has been rendered, the fee is fixed or determinable, and collectibility is reasonably assured.

        Revenues from product sales to OEMs, distributors and end users are generally recognized upon shipment, as shipping terms are FOB shipping point, except that revenues are deferred when management cannot reasonably estimate the amount of returns or where collectibility is not assured. In those situations, revenue is recognized when collection subsequently becomes probable and returns are estimable (generally upon resale by customers, often referred to as a sell-through basis). Allowances for sales returns, price protection and warranty costs are recorded at the time that revenues are recognized.

        Product development agreements typically require that we provide customized software to support customer-specific designs, accordingly this revenue is accounted for under the AICPA Statement of

Position ("SOP") 97-2. We offer post-contract customer support ("PCS") on a contractual basis for additional fees, which is typically a one year term. In instances where software is bundled with the PCS, vendor specific objective evidence does not exist to allocate the total fee to all undelivered elements of the arrangement and, therefore, revenue and related costs are deferred until all elements, except PCS are delivered. The total fee is then recognized ratably over the PCS term (typically one year) after the software is delivered. We classify development costs related to product development agreements as cost of revenues. Product development revenues were approximately $581,000, $1.2 million and $981,000, for fiscal 2007, 2006, and 2005, respectively.

        Revenues from service contracts consist of fees for providing engineering support services, and are recognized ratably over the contract term. Expenses related to support service revenues are included in cost of sales. Support service revenues were $334,000, $150,000 and $303,000 for fiscal 2007, 2006 and 2005 respectively.

        Research and Development expenses—Research and Development expenses include costs and expenses associated with the design and development of new products. To the extent that such costs include the development of computer software, they are generally incurred prior to the establishment of the technological feasibility of the related product that is under development and are therefore expensed as incurred.

        Income Taxes—Deferred income taxes reflect the net tax effects of (a) temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, and (b) operating losses and tax credit carryforwards. Income taxes are accounted for under an asset and liability approach in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109. Deferred tax liabilities are recognized for future taxable amounts and deferred tax assets are recognized for future deductions net of a valuation allowance to reduce deferred tax assets to amounts that are more likely than not to be realized.

        Stock-Based Compensation—On January 29, 2006, the Company adopted SFAS No. 123 (revised 2004), "Share-Based Payment," ("123(R)") which requires the measurement and recognition of compensation expense for all share-based payment awards made to employees and directors based on estimated fair values. SFAS 123(R) supersedes our previous accounting under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") for periods beginning in fiscal 2007. In March 2005, the Securities and Exchange Commission issued SAB No. 107 relating to SFAS 123(R). We have applied the provisions of SAB 107 in our adoption of SFAS 123(R).

        We adopted SFAS 123(R) using the modified prospective transition method, which requires the application of the accounting standard as of January 29, 2006, the first day of our fiscal year 2007. Our consolidated financial statements as of and for the twelve months ended February 3, 2007 reflect the impact of SFAS 123(R). In accordance with the modified prospective transition method, our consolidated financial statements for prior periods have not been restated to reflect, and do not include, the impact of SFAS 123(R). Stock-based compensation expense recognized under SFAS 123(R) for fiscal 2007 was $4.9 million, which consisted of stock-based compensation expense related to the grant of stock options and stock purchase rights.

        SFAS 123(R) requires companies to estimate the fair value of share-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service period in our consolidated statement of operations. Prior to the adoption of SFAS 123(R), we accounted for employee equity awards and employee stock purchases using the intrinsic value method in accordance with APB 25 as allowed under SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123").

        Stock-based compensation expense recognized during fiscal 2007 is based on the value of the portion of share-based payment awards that is ultimately expected to vest during the period. Stock-based compensation expense recognized in our consolidated statement of operations for fiscal 2007 includes compensation expense for share-based payment awards granted prior to, but not yet vested as of January 28, 2006 based on the grant date fair value estimated in accordance with the pro forma provisions of SFAS 123 and compensation expense for the share-based payment awards granted subsequent to January 28, 2006 based on the grant date fair value estimated in accordance with the provisions of SFAS 123(R). As stock-based compensation expense recognized in the consolidated statement of operations for fiscal 2007 is based on awards ultimately expected to vest, it has been adjusted for estimated forfeitures. SFAS 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. In our pro forma information required under SFAS 123 for the periods prior to fiscal 2007, the Company accounted for forfeitures as they occurred.

        The effect of recording stock-based compensation to employees for the fiscal year ended February 3, 2007 was as follows (in thousands, except per share amount):

Fiscal 2007
Stock-based compensation by type of award:
Stock options	$4,842
Employee stock purchase plan	107

Total stock-based compensation	4,949
Tax effect on stock-based compensation	(317)

Net effect on net income	4,632
Effect on net income per share:
Basic	$0.20
Diluted	$0.18

        During fiscal 2007, we recorded stock-based compensation of $317,000 for consulting services. The net expense after tax effect was $296,000 or $0.01 per basic and diluted share.

Prior to the Adoption of SFAS 123(R)

        Prior to the adoption of SFAS 123(R), we provided the disclosures required under SFAS 123, as amended by SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosures." Consistent with the disclosure provisions of SFAS 148, our net loss and basic and diluted loss per share for fiscal 2006 and 2005 would have been adjusted to the pro forma amounts indicated below (in thousands, except per share amounts):

	Years Ended
	January 28, 2006	January 29, 2005
	(As Restated)(1)	(As Restated)(1)
Net loss	$(1,561)	$(125)
Add: stock-based employee compensation expense included in reported net income, net of tax	1,582	1,477
Deduct: stock-based employee compensation expense determined under fair value based method, net of tax	(3,461)	(3,430)

Pro forma net loss	$(3,440)	$(2,078)

Basic net loss per share:
As reported	$(0.07)	$(0.01)

Pro forma	$(0.16)	$(0.10)

(1)
See Note 2, "Restatement of Consolidated Financial Statements", of the Notes to Consolidated Financial Statements.

        Foreign Currency—The functional currency of the Company's foreign subsidiaries is the local currency of each country. Accordingly, gains and losses from the translation of the financial statements of the foreign subsidiaries are included in shareholders' equity. Transaction gains and losses, which are included in the other expenses, net, in the accompanying consolidated statements of operations, have not been significant for all years presented.

        Comprehensive Income (Loss)—Comprehensive income consists of net income (loss) and other comprehensive income or loss. Other comprehensive income or loss components include foreign currency translation adjustments and unrealized gains or losses on investments.

        Fair Value of Financial Instruments—For certain of the Company's financial instruments, including cash and cash equivalents, accounts receivable, short-term investments, note receivable, accounts payable and other current liabilities, the carrying amounts approximate their fair value due to the relatively short maturity of these items.

Recent Accounting Pronouncements

        In June 2006, the Financial Accounting Standards Board ("FASB") issued FASB interpretation No. 48 (FIN No. 48) "Accounting for Uncertainty in Income Taxes-an interpretation of FASB Statement No. 109 (FAS No. 109)." This interpretation prescribes a recognition threshold and measurement attribute for tax positions taken or expected to be taken in a tax return. This interpretation also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The evaluation of a tax position in accordance with this interpretation is a two-step process. In the first step, recognition, the Company determines whether it is more-likely-than-not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The second step addresses measurement of a tax position that meets the more-likely-than-not criteria. The tax position is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. Differences between tax positions taken in a tax return and amounts recognized in the financial statements will generally result in a) an increase in a liability for income taxes payable or a reduction of an income tax refund receivable, b) a reduction in a deferred tax asset or an increase in a deferred tax liability or c) both a and b. Tax positions that previously failed to meet the more-likely-than-not recognition threshold should be recognized in the first subsequent financial reporting period in which that threshold is met. Previously recognized tax positions that no longer meet the more-likely-than-not recognition threshold should be de-recognized in the first subsequent financial reporting period in which that threshold is no longer met. Use of a valuation allowance as described in FAS No. 109 is not an appropriate substitute for the de-recognition of a tax position. The requirement to assess the need for a valuation allowance for deferred tax assets based on sufficiency of future taxable income is unchanged by this interpretation. This interpretation is effective for the Company on February 4, 2007. The Company is currently evaluating the impact FIN No. 48 will have to the Company's consolidated balance sheet and statement of operations.

        In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements ("SFAS 157"). SFAS 157 establishes a framework for measuring fair value and expands disclosures about fair value measurements. The changes to current practice resulting from the application of SFAS 157 relate to the definition of fair value, the methods used to measure fair value, and the expanded disclosures about fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007 and is required to be adopted by the Company beginning in the first quarter of fiscal 2009. We are currently in the process of evaluating the impact that the adoption of SFAS 157 will have on our consolidated financial position and results of operation.

2. RESTATEMENT OF CONSOLIDATED FINANCIAL STATEMENTS

Restatement of Previously Issued Financial Statements

        The Company is restating its consolidated balance sheet as of January 28, 2006 and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the Company's fiscal years ended January 28, 2006 and January 29, 2005 as a result of an internal stock option investigation commenced by the Audit Committee of the Company's Board of Directors ("Board") and other errors identified as a result of the audit of the fiscal year ended February 3, 2007, and the re-audit of fiscal years ended January 28, 2006 and January 29, 2005. In addition, the Company is restating the unaudited quarterly financial information and financial statements for the interim periods of 2006, and unaudited condensed financial statements for the three months ended April 29, 2006.

        Financial information included in the reports on Form 10-K, Form 10-Q and Form 8-K filed by the Company prior to September 21, 2006, and the related opinions of the independent registered public accounting firms, and all earnings press releases and similar communications issued by the Company prior to September 21, 2006 should not be relied upon and are superseded in their entirety by this 2007 Form 10-K and other reports on Form 10-Q and Form 8-K filed by the Company with the Securities and Exchange Commission on or after September 21, 2006.

Background-Stock Option Investigation

        We previously disclosed, on July 26, 2006, that the Audit Committee of our Board had commenced an internal investigation, assisted by outside legal counsel and accounting experts, of our practices related to historical stock option grants. During the investigation, the Audit Committee reviewed stock option grants to officers, directors and employees from 1997 to 2006 encompassing approximately 1,000 grants on 41 different grant dates. On September 21, 2006, we announced that certain of the actual measurement dates for prior option grants may differ from the recorded measurement dates.

        The Audit Committee concluded its investigation in April 2007. Its investigation found that nearly all of the stock option grants for new hires, as well as for promotion and retention, were approved by the use of Unanimous Written Consents ("UWC" or "UWCs") of the Company's Board, rather than at a Board meeting. The Audit Committee found that the Company's process resulted in grant dates on the UWCs routinely established before the receipt of fully-signed UWCs authorizing such grants. The Audit Committee also found that due to these and other deficiencies in the administration of our stock option plans, a number of options grants between 1997 and 2006 were misdated.

        The Audit Committee has concluded that the stock option grant process, including the utilization of UWC process described above, reflected management's lack of appreciation of the legal and accounting standards of the stock option grant process and the erroneous belief that dates other than the stated grant date were, at best, administrative in nature and not governing. Based on the quarterly low price points of the option grants, and absent any objective documentation to the contrary, the Audit Committee has also speculated that the ultimate selection of the grant dates stated on the UWCs may have benefited from limited hindsight, but it has not found any conclusive evidence to this effect. The Audit Committee did not find any evidence of intent to deceive or to destroy or alter documents or to obstruct or impede the investigation in any way.

Accounting Considerations—Stock-Based Compensation

        We originally accounted for all employee, officer and director stock option grants as fixed grants under APB 25, using a measurement date of the recorded grant date. We issued all grants with an exercise price equal to the fair market value of our common stock on the recorded grant date, and therefore originally recorded no stock-based compensation expense.

        As a result of the findings of the investigation conducted by the Audit Committee and our own further review of our stock option granting practices, we determined that, although fixed accounting under APB 25 was appropriate, the measurement dates for certain stock option grants differed from the recorded grant dates for such grants. In some instances, we were only able to locate sufficient evidence to identify the measurement date described in APB 25, the first date on which both the number of shares that an individual employee was entitled to receive and the exercise price were known, within a range of possible dates. As a result, we developed a methodology to establish the revised measurement date as our estimate of the first date on which both the number of shares that an individual employee was entitled to receive and the exercise price were known with finality. Using the methodology described below, we concluded that it was appropriate to revise the measurement dates for these grants based upon our findings, and we refer to these revised measurement dates as the "Deemed Measurement Dates".

        We calculated stock-based compensation expense under APB 25 based upon the intrinsic value as of the Deemed Measurement Dates of stock option awards determined to be "fixed" under APB 25 and the vesting provisions of the underlying options. We calculated the intrinsic value on the Deemed Measurement Date as the closing price of our common stock on such date as reported on the Nasdaq National Market, now the Nasdaq Global Market, less the exercise price per share of common stock as stated in the underlying stock option agreement, multiplied by the number of shares subject to such stock option award. We recognized these amounts as compensation expense over the vesting period of the underlying options (generally four years).

        The methodology developed by such advisor was used by us, with such advisor's assistance, to determine the Deemed Measurement Dates associated with prior stock option grants was as follows:

        New Hire Non-Officer Employee Stock Options Effective January 2006—Effective January 2006, we amended our practice of granting options to new hire non-officer employees to grant all such options at the end of the quarter in which the employee was hired. Accordingly, we determined the Deemed Measurement Date for each of these grants to be the last business day of the quarter of the employee's quarter of hire, because it was determined to be the first date when the number of shares and the price of each grant were known with finality.

        All Other Stock Options—We determined the Deemed Measurement Dates for all stock option grants other than those described above to be either the Approval Date or the Communication Date for the stock option grant. The Approval Date was used in each case that it was reliably determined, and the Communication Date was used in those cases where the Approval Date could not be determined or was determined to be unreliable.

        The "Approval Date" for the stock option was the date set forth in executed minutes or a fully-executed consent of the board of directors or stock option committee, provided that (1) documentary evidence existed that the allocation of shares had been finalized on such date, and (2) the Communication Date for the stock option was within 30 days of the Approval Date.

        The "Communication Date" for the stock option was the date we determined the key terms of the option (both the number of shares and the exercise price) to be initially communicated to the optionee. In the absence of specific documentary evidence of initial communication, we generally determined the Communication Date to be the earliest of: (1) the date the employee record was added to the stock option database application (the "Record Add Date"); (2) the optionee manual signature date on the stock option agreement (the "Stock Option Agreement Date"); and (3) for officers and directors, the date that a Form 3 or 4 was filed with the SEC with respect to the grant (the "Form 3/4 Date"). However, if we determined that the earliest date was the Record Add Date, and if the Stock Option Agreement Date was more than 30 days after the Record Add Date, then we determined the Communication Date to be the earlier of the Stock Option Agreement Date or the Form 3/4 Date.

        When applying this methodology to groups of grants, we generally determined the Communication Date for the group to be the latest Record Add Date, the earliest Stock Option Agreement Date, as we determined that, under our stock option grant process, the terms of stock options were generally communicated concurrently to each member of the group. We excluded a limited number of options, or "Outliers", from the determination of the latest Record Add Date and the earliest Stock Option Agreement Date for a group of grants when, based upon available evidence, we considered the Outlier dates as not reliable as to the date that the terms of the stock option grants were communicated to the group.

        We determined that variable accounting under APB 25, which is required in situations when the terms of option grants are modified subsequent to the date that all granting actions are complete, was not applicable for any of the grants during the Review Period.

        The methodology described above, and the determination of which stock option grants should be considered Outliers, as described above, involves judgment. We believe that the judgments applied are consistent with the provisions of the appropriate accounting pronouncements and the letter from the Office of the Chief Accountant of the SEC to the Financial Executives International and the American Institute of Certified Public Accountants dated September 19, 2006.

        The following table summarizes the impact of the restatement adjustments on beginning accumulated deficit as of January 31, 2004, and net income for the years ended January 28, 2006 and January 29, 2005 (in thousands):

	Net Income (Loss) Years Ended
			Accumulated Deficit As Of Feb. 1, 2004
	Jan. 28, 2006	Jan. 29, 2005
As previously reported	$1,884	$1,840	$(60,963)
Adjustments:
Stock compensation expense	(1,582)	(1,476)	(9,150)
Payroll taxes, interest and penalties	(1,403)	(227)	(1,680)
Other	(460)	(262)	613

Total adjustments	(3,445)	(1,965)	(10,217)

As adjusted	$(1,561)	$(125)	$(71,180)

        The table below presents the impact of the individual restatement adjustments (in thousands), which is explained in further detail following the table:

	Three Months Ended April 29, 2006
		Fiscal Years
		2006	2005	2004	2003	2002	2001	2000	1999	1998
	(unaudited)
Stock-based compensation expense	$1,095	$1,582	$1,476	$1,553	$1,343	$1,156	$1,315	$1,532	$1,137	$997
Accelerated vesting and extended exercisability	55	—	—	76	8	—	—	—	—	33
Payroll taxes, interest and penalties	372	1,403	227	700	155	15	227	523	22	38

Total stock-based expenses	1,522	2,985	1,703	2,329	1,506	1,171	1,542	2,055	1,159	1,068
Less: Compensation expense previously recorded	(795)	—	—	—	—	—	—	—	—	—

Net adjustment to net income (loss) due to stock-based compensation	727	2,985	1,703	2,329	1,506	1,171	1,542	2,055	1,159	1,068
Add: Other adjustments	67	460	262	(123)	(153)	(161)	(242)	66	—	—

Total adjustments to net income (loss)	$794	$3,445	$1,965	$2,206	$1,353	$1,010	$1,300	$2,121	$1,159	$1,068

Restatement Adjustments

        Our restated consolidated financial statements incorporate stock-based compensation expense, and related payroll taxes, penalties and interest expenses. The restatement adjustments result in a $16.4 million increase in accumulated deficit as of January 28, 2006. This amount includes a reduction of our previously reported consolidated net income of approximately $3.4 million and $2.0 million for the years ended January 28, 2006 and January 29, 2005, respectively. The total restatement impact for periods through January 31, 2004 of $10.2 million has been reflected as a prior period adjustment to accumulated deficit as of that date.

        The restatement adjustments reduced the Company's previously reported diluted earnings per share by $0.15 and $0.09 for the years ended January 28, 2006 and January 29, 2005, respectively.

        Stock-Based Compensation—These adjustments are from the Company's determination that the initially recorded measurement dates of option grants could not be relied upon, based upon the Audit Committee's investigation and the Company's subsequent reviews and analyses. For substantially all such option grants, there was correspondence or other evidence that indicated that not all required corporate approvals had been obtained as of the initially recorded measurement date. The Company adopted a methodology to remeasure these option grants to a revised measurement date, as described below, and accounted for these grants as fixed awards under Accounting Principles Board Opinion (APB) No. 25 Accounting for Stock Issued to Employees, or APB 25.

        Accelerated vesting and extended exercisability—These adjustments were made as a result of the acceleration of stock option vesting upon termination and the extension of the exercisability of certain options held by a few employees.

        Payroll taxes, interest and penalties—In connection with the stock-based compensation adjustments, the Company determined that certain options previously classified as Incentive Stock Options under the U.S. Internal Revenue Code ("IRC"), or ISOs, were determined to have been granted with an exercise price below the fair market value of our stock on the revised measurement date (see discussion under "Accounting Considerations" below). Under IRC tax regulations, ISOs may not be granted with an exercise price less than the fair market value on the date of grant, and therefore these grants might not qualify for ISO tax treatment. These stock options are referred to as the "Affected ISOs." The potential disqualification of ISO status exposes the Company to additional payroll-related withholding taxes on the exercise of options granted to U.S. employees, and penalties and interest for failing to properly withhold taxes on exercise of those options. As of February 3, 2007, the Company has recorded a net liability of approximately $3.9 million in connection with the potential disqualification of ISO tax treatment for option awards. The payroll tax, interest and penalty expenses were recorded in the periods in which the underlying stock options were exercised. Then, in subsequent periods in which the liabilities were legally extinguished due to expiration of statutes of limitations, the expenses were reversed, and recognized as a reduction in the related functional expense category in the Company's consolidated statements of operations.

        Because virtually all holders of options issued by the management of the Company were not involved in or aware of the incorrect pricing of the Affected ISOs, management has taken certain actions and is considering possible additional actions to address the impact of certain adverse tax consequences, including under IRC Section 409A, that may result from the exercise price of stock options being less than the fair market value of the Company's common stock on the Deemed Measurement Date, as defined below. IRC Section 409A (and, as applicable, similar tax laws in California and other states) imposes penalty taxes on our employees on stock options granted with an exercise price lower than the fair market value on the date of grant that vest after December 31, 2004 (the "409A Affected Options"). The Internal Revenue Service ("IRS") has issued transition rules under IRC Section 409A that allows for a correction, or cure, for 409A Affected Options. In December 2006, the Company entered into agreements with each of its executive officers to amend the 409A Affected Options held by such person to limit the period of exercisability to a defined calendar year. Further, prior to December 31, 2007, the Company may offer other holders of 409A Affected Options the opportunity to effect a cure of all such options by either increasing the exercise price to the market price on the actual grant date or, if lower, the market price at the time of the amendment or limiting the period of exercisability to a defined calendar year. The Company may approve bonuses payable to holders of the amended options to compensate them for the resulting increase in their option exercise price. The amount of these bonuses would be effectively repaid to the Company if and when the options are exercised and the increased exercise price is paid (although there is no assurance that the options will be exercised). If necessary to comply with applicable law, such cure will be effected as a tender offer. In connection with such cure, the Company may pay approximately $2.5 million in 2008 to non-officer employees of the Company. For those employees who exercised a 409A Affected Option during 2006, as a precautionary measure, we have sent the IRS and California Franchise Tax Board ("FTB") notices of our intent to participate in settlement programs they have developed to allow employers to pay certain taxes on behalf of employees to settle potential taxes resulting from the exercise of these 409A Affected Options during 2006. In connection with the Company's proposed participation in these programs, the Company may pay an aggregate of approximately $0.3 million to the IRS and FTB. The Company may also approve bonuses of an aggregate of approximately $0.2 million payable to these effected employees to compensate them for additional income tax imposed on them as a result of the payments the Company may make on their behalf to the IRS and FTB.

        Income tax benefit (provision)—Because of the potential impact of the measurement date changes on the qualified status of Affected ISOs, the Company has determined that all Affected ISOs might not be qualified as ISOs under IRS regulations, and therefore should be accounted for as if they were Nonstatutory Stock Options under the IRC, or NSOs, for income tax accounting purposes. However, the Company recorded no income tax benefit associated with stock-based compensation and related charges because of valuation allowances provided against the resulting deferred tax assets, as the Company believes that sufficient doubt exists that it will be able to realize the value of those assets.

Other Accounting Adjustments

        In addition to the stock-based compensation adjustments described above, we also made certain other adjustments to our previously-reported net income (loss):

  •
  During our fiscal 2007 audit, we determined that incorrect measurement dates were used to value stock options exchanged with the employees previously with Blue7 employees upon the acquisition. As a result, the increase in purchase price of $0.7 million was recorded as an increase to both goodwill and future stock-based compensation expense as of the date of acquisition. This compensation expense will be amortized to our consolidated statement of operations over the remaining vesting period of the related options. For the first quarter of fiscal 2007, we recorded incremental stock-based compensation expense of $40,000.

  •
  During our fiscal 2007 audit, we determined that the collection of our French research and development tax credit was reasonably assured and, therefore, should have been accounted for using the accrual method, whereas such credits were previously recorded upon the receipt of cash. As a result, we restated our previously-reported operating results for fiscal years 2001 through 2006 to record aggregate income of $217,000 in Interest and other income.

  •
  For fiscal 2005 and prior years we accrued and expensed estimated audit and tax professional fees ratably during the fiscal year prior to such services being actually performed. As a result, we restated fiscal years 2003 through 2006 to reflect the expensing of such audit and tax professional fees as the services were performed. The restatement for this element resulted in increases (decreases) in General and administrative expenses of zero, $224,000, and $(105,000) for each of fiscal year 2007, 2006, and 2005, respectively.

  •
  During our fiscal 2007 audit, we restated our previously-reported operating results for fiscal years 2001 through 2006 to record certain adjustments to previously-provided income taxes. These adjustments amounted to an aggregate increase in income tax provision and income taxes payable of $326,000 to reflect income taxes related to our foreign subsidiaries.

  •
  During our fiscal 2007 audit, we restated our previously-reported operating results for the first quarter of fiscal 2007 to record an increase to our warranty reserve and warranty expense of $27,000.

        In addition to the above adjustments, reclassifications have been made to prior year balances to conform to the current year presentation.

Impact of the Restatement Adjustments on the Consolidated Financial Statements

        The following table presents the impact of the financial statement restatement adjustments on the Company's previously reported consolidated statements of income for the years ended January 28, 2006 and January 29, 2005 (in thousands).

	Years Ended
	January 28, 2006				January 29, 2005
	As Previously Reported	Adjustments		As Restated	As Previously Reported	Adjustments		As Restated
NET REVENUES	$33,320	$—		$33,320	$31,437	$(39)		$31,398
COST OF REVENUES	11,552	373	(1)	11,925	9,527	140	(1)	9,667

GROSS PROFIT	21,768	(373)		21,395	21,910	(179)		21,731
OPERATING EXPENSES:
Research and development	14,041	999	(1)	15,040	11,648	640	(1)	12,288
Sales and marketing	5,076	980	(1)	6,056	4,804	464	(1)	5,268
General and administrative	4,131	737	(1)	4,868	4,209	322	(1)	4,531

Operating expenses	23,248	2,716		25,964	20,661	1,426		22,087

INCOME (LOSS) FROM OPERATIONS	(1,480)	(3,089)		(4,569)	1,249	(1,605)		(356)
Gains on sales of long-term investments	2,549	—		2,549	—	—		—
Interest income and other income, net	823	(294	)(2)	529	595	(301	)(2)	294

INCOME (LOSS) BEFORE INCOME TAXES	1,892	(3,383)		(1,491)	1,844	(1,906)		(62)
PROVISION FOR INCOME TAXES	8	62		70	4	59		63

NET INCOME (LOSS)	$1,884	$(3,445)		$(1,561)	$1,840	$(1,965)		$(125)

NET INCOME (LOSS) PER SHARE:
Basic	$0.09	$(0.16)		$(0.07)	$0.09	$(0.10)		$(0.01)
Diluted	$0.08	$(0.15)		$(0.07)	$0.08	$(0.09)		$(0.01)
SHARES USED IN COMPUTATION:
Basic	21,412			21,412	20,809			20,809
Diluted	23,667			21,412	23,529			20,809

(1)
Includes the impact of stock-based compensation charges and related payroll taxes.

(2)
Includes the impact of penalties and interest in connection with payroll tax liabilities recorded.

        The following table presents the impact of the financial statement restatement adjustments on the Company's previously reported consolidated balance sheet as of January 28, 2006 (in thousands).

	As Previously Reported	Adjustments		As Restated
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$16,827	$—		$16,827
Short-term investments	9,525	—		9,525
Accounts receivable (net of allowances of $1,491)	4,951	—		4,951
Note receivable—related party	900	—		900
Inventories	3,830	—		3,830
Prepaid expenses and other current assets	1,001	137		1,138

Total current assets	37,034	137		37,171
EQUIPMENT AND LEASEHOLD IMPROVEMENTS—net	1,474	—		1,474
LONG-TERM INVESTMENTS	1,282	—		1,282
OTHER NON- CURRENT ASSETS	169	261		430

TOTAL ASSETS	$39,959	$398		$40,357

LIABILITIES AND SHAREHOLDERS' EQUITY CURRENT LIABILITIES:
Accounts payable	$3,467	$—		$3,467
Accrued liabilities and other	2,031	3,636	(2)	5,667
Current portion of bank term loan	211	—		211

Total current liabilities	5,709	3,636		9,345
BANK TERM LOAN	233	—		233
OTHER LONG—TERM LIABILITIES	102	—		102

Total liabilities	6,044	3,636		9,680
COMMITMENTS AND CONTINGENCIES SHAREHOLDERS' EQUITY:
Preferred stock—no par value: 2,000,000 shares authorized; no shares issued or outstanding	—	—		—
Common stock—no par value: 35,000,000 shares authorized; 21,945,874 shares outstanding	91,131	16,569	(1)	107,700
Shareholder notes receivables	—	(58	)(1)	(58)
Deferred compensation	—	(4,303	)(1)	(4,303)
Accumulated other comprehensive income	23	181		204
Accumulated deficit	(57,239)	(15,627	)(1)(2)	(72,866)

Total shareholders' equity	$33,915	$(3,238)		$30,677

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$39,959	$398		$40,357

(1)
Includes the impact of stock-based compensation charges.

(2)
Includes the impact of payroll taxes and related penalties and interest.

3. CASH, CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS

        Cash, cash equivalents and short-term investments consisted of the following (in thousands):

	February 3, 2007			January 28, 2006
	Adjusted Cost	Unrealized loss	Fair market value	Adjusted Cost	Unrealized loss	Fair market value
Money market funds	$13,552	$—	$13,552	$586	$—	$586
Certificate of Deposits	—	—	—	399	(1)	398
Corporate commercial paper	1,734	—	1,734	4,095	(1)	4,094
Corporate bonds	724	—	724	4,300	(11)	4,289
US agency discount notes	—	—	—	565	(1)	564
US agency non callable	2,000	(1)	1,999	2,426	(6)	2,420
Auction rate securities	5,175	—	5,175	—	—	—

Total cash equivalents and short-term investments	$23,185	$(1)	23,184	$12,371	$(20)	12,351
Cash on hand held in the United States			8,985			13,199
Cash on hand held overseas			1,035			802

Total cash on hand			10,020			14,001
			$33,204			$26,352

Reported as:
Cash and cash equivalents			$24,413			$16,827
Short-term investments			8,791			9,525

			$33,204			$26,352

        The amortized cost and estimated market value of investments, by contractual maturity, are shown below (in thousands). Actual maturities may differ from contractual maturities.

	February 3, 2007		January 28, 2006
	Amortized cost	Estimated market value	Amortized cost	Estimated market value
Due in 1 year or less	$23,185	$23,184	$12,371	$12,351
Due in greater than 1 year	—	—	—	—

TOTAL	$23,185	$23,184	$12,371	$12,351

4. INVENTORIES

        Inventories consist of (in thousands):

	February 3, 2007	January 28, 2006
Raw materials	$7,696	$817
Work in process	1,680	552
Finished goods	6,627	2,461

TOTAL	$16,003	$3,830

5. EQUIPMENT AND LEASEHOLD IMPROVEMENTS—NET

        Equipment and leasehold improvements consist of (in thousands):

	February 3, 2007	January 28, 2006
Computers and test equipment	$2,794	$2,262
Software	3,138	1,109
Furniture and fixtures	1,352	1,177
Other	145	122

Total	7,429	4,670
Accumulated depreciation and amortization	(4,065)	(3,196)

TOTAL	$3,364	$1,474

        Furniture and fixtures at cost included $761,000 and $725,000 of leasehold improvements as of February 3, 2007 and January 28, 2006, respectively. Depreciation and leasehold amortization expense for fiscal 2007, 2006 and 2005 was $1,089,000, $938,000 and $492,000, respectively. The increased depreciation expense in fiscal 2006 included $130,000 of accelerated depreciation of certain test equipment due to reduction of their estimated useful lives.

6. LONG-TERM INVESTMENTS

        Long-term investments consist of (in thousands):

	February 3, 2007	January 28, 2006
Blue7 Communications ("Blue7")	$—	$1,000
Local MPEG-4 system provider Envivio, Inc. (see Note 17)	263	263
NETAV	—	19

TOTAL	$263	$1,282

        On February 26, 2006, the Company acquired Blue7. (See Note 15)

        In fiscal 2007, the Company recorded a $19,000 impairment loss to writeoff the remaining value of its investment in NETAV. In fiscal 2006, the Company recorded a $31,000 impairment loss to this investment due primarily to the dissolution of NETAV.

7. GOODWILL AND OTHER INTANGIBLES

        During the first quarter of fiscal 2007, we recorded goodwill of $5.0 million in connection with the acquisition of Blue7. Refer to Note 15 for further information regarding this acquisition.

        Acquired intangible assets, subject to amortization, were as follows as of February 3, 2007 (in thousands):

	Cost	Accumulated Amortization	Net
Developed Technology	5,300	(726)	4,574
Noncompete Agreements	1,400	(447)	953

Total intangible assets	$6,700	$(1,173)	$5,527

        Amortization expense related to the acquired intangible assets was $1.2 million for fiscal 2007. As of February 3, 2007, we expect amortization expense in future periods to be as shown below (in thousands):

Fiscal Year	Developed Technology	Noncompete Agreements	Total
2008	$757	$467	$1,224
2009	757	467	1,224
2010	757	19	776
2011	757	—	757
2012	757	—	757
Thereafter	789	—	789

	$4,574	$953	$5,527

8. ACCRUED LIABILITIES

        Accrued liabilities consist of (in thousands):

	February 3, 2007	January 28, 2006
		(As Restated)(1)
Accrued salaries and benefits	$889	$642
Accrued payroll taxes	4,562	3,568
Deferred revenues	755	211
Accrued royalties	410	147
Accrued commissions	277	92
Accrued warranty	556	289
Income taxes payable	465	336
Customer deposits	85	35
Other accrued liabilities	801	347

TOTAL	$8,800	$5,667

(1)
See Note 2, "Restatement of Consolidated Financial Statements", of the Notes to Consolidated Financial Statements.

9. PRODUCT WARRANTY

        In general, the Company sells products with a one-year limited warranty that the Company's products will be free from defects in materials and workmanship. Warranty cost is estimated at the time revenue is recognized, based on historical activity. Accrued warranty cost includes both hardware repair and/or replacement and software support costs and is included in accrued liabilities and other on the balance sheets.

        Details of the change in accrued warranty for fiscal years 2007, 2006 and 2005 are as follows (in thousands):

	Balance Beginning Period	Additions	Deductions	Balance End of Period
Fiscal Years
2007	$289	$599	$(332)	$556
2006	$191	$187	$(89)	$289
2005	$134	$177	$(120)	$191

10. COMMITMENTS AND CONTINGENCIES

        The Company's standard terms and conditions of sale include a patent infringement indemnification provision for claims from third parties related to the Company's intellectual property. The terms and conditions of sale generally limit the scope of the available remedies to a variety of industry-standard methods including, but not limited to, a right to control the defense or settlement of any claim, procure the right for continued usage, and a right to replace or modify the infringing products to make them non-infringing. Such indemnification provisions are accounted for in accordance with SFAS No. 5 Accounting for Contingencies. To date, the Company has not incurred or accrued any costs related to any claims under such indemnification provisions.

        Leases—The Company's primary facilities are leased under a non-cancelable lease which expires in September 2007. In February 2007, the Company entered into a new lease agreement for a facility to which the Company intends to relocate its headquarters. The new lease will expire in September 2012. Future minimum annual payments under operating leases are as follows (in thousands):

Fiscal Years	Operating Leases
2008	730
2009	605
2010	626
2011	665
2012	705
Thereafter	448

TOTAL MINIMUM LEASE PAYMENTS	$3,779

        Rent expense was $749,000, $670,000 and $692,000 for fiscal 2007, 2006 and 2005, respectively, net of sublease income of approximately $7,000, $33,000 and $54,000 for fiscal 2007, 2006 and 2005, respectively.

        The Company currently places non-cancelable orders to purchase semiconductor products from its suppliers on an eight to twelve week lead-time basis. As of February 3, 2007, the total amount of outstanding non-cancelable purchase orders was approximately $4.6 million.

        Royalties—The Company pays royalties for the right to sell certain products under various license agreements. During fiscal 2007, 2006 and 2005, the Company recorded royalty expense of $1.3 million, $490,000 and $270,000, respectively.

        Benefit Plan—The Company sponsors a 401(k) savings plan in which most employees are eligible to participate. The plan commenced in fiscal 1994. The Company is not obligated to make contributions to the plan and no contributions have been made by the Company.

        Legal Proceedings—Certain current and former directors and officers of the Company have been named as defendants in several shareholder derivative actions filed in the United States District Court for the Northern District of California, which have been consolidated under the caption In re Sigma Designs, Inc. Derivative Litigation (the "Federal Action") and in a substantially similar shareholder derivative action filed in the Superior Court for Santa Clara County, California captioned Korsinsky v. Tran, et al. (the "State Action").

        Plaintiffs in the Federal and State Actions allege that the individual defendants breached their fiduciary duties to the Company in connection with the alleged backdating of stock option grants during the period from 1994 through 2005 and that certain defendants were unjustly enriched. Plaintiffs in the Federal Action assert derivative claims against the individual defendants based on alleged violations of Sections 10(b), 14(a) and 20(a) of the Securities Exchange Act of 1934, and Rules 10b-5 and 14a-9 promulgated thereunder. They also allege that the individual defendants aided and abetted one another's alleged breaches of fiduciary duty and violated California Corporations Code section 25402 and bring claims for an accounting and rescission. In the State Action, plaintiffs also allege that the individual defendants wasted corporate assets. Both Actions seek to recover unspecified money damages, disgorgement of profits and benefits and equitable relief. The Federal Action also seeks treble damages, rescission of certain defendants' option contracts, imposition of a constructive trust over executory option contracts and attorney's fees. The Company is named as a nominal defendant in both the Federal and State Actions; thus, no recovery against the Company is sought.

        The Company has filed a motion to dismiss the Federal Action on the ground that the plaintiffs had not made a pre-litigation demand on the Company's Board of Directors and had not demonstrated that such a demand would have been futile. The defendant directors and officers joined in that motion, and filed a motion to dismiss the Federal Action for failure to state a claim against each of them. The Company has also filed a motion to dismiss or stay the State Action in favor of the earlier-filed Federal Action. The defendant directors and officers joined in that motion. Pursuant to a joint stipulation, the court ordered that the State Action be stayed in favor of the earlier-filed Federal Action.

        The Company has previously disclosed in press releases that the Securities and Exchange Commission ("SEC") has initiated an informal inquiry into the Company's stock option granting practices. The SEC has requested that the Company voluntarily produce documents relating to, among other things, our stock option practices. The Company is cooperating with the SEC.

11. CURRENT AND LONG-TERM DEBT

        On August 12, 2005, the Company entered into a Loan and Security Agreement (the "Loan Agreement") with United Commercial Bank (the "Bank"). The Loan Agreement provides for a maximum borrowing amount of approximately $15.5 million across three credit facilities consisting of two 2-year Lines of Credit and a 30-month Term Loan of $500,000.

        The first 2-year Line of Credit allows the Company to borrow up to 80% of its accounts receivable to a maximum of $15 million and, has a floating interest rate of the Wall Street Journal Prime Rate plus 0.25% per annum. The second 2-year Line of Credit allows the Company to borrow up to $5 million as long as (1) unrestricted cash at the Bank exceeds $10 million, (2) the credit limit of the first 2-year Line of Credit is utilized and (3) the total outstanding balances under both 2-year Lines of Credit cannot exceed $15 million at any one time. The second 2-year Line of Credit has a floating interest rate of the Wall Street Journal Prime Rate plus 0.25% per annum. The Company's obligations under the Loan Agreement are secured by substantially all of the Company's assets, including its intellectual property. Both Lines of Credit expire and are payable in full on August 12, 2007. At the Company's option, the loans under the Loan Agreement can be repaid without premium or penalty. As of February 3, 2007, the Company had no amounts outstanding under these two Lines of Credit but had availability to draw down approximately $8.5 million. On February 8, 2006, the Company utilized $2.4 million of the first 2-year Line of Credit for a standby letter of credit to a supplier.

        Principal amounts under the Term Loan will become due and payable on a monthly basis such that the Term Loan will be fully repaid in February 2008. The monthly payment including interest of the Term Loan is approximately $18,000. The Term Loan has a floating interest rate of the Wall Street Journal Prime Rate plus 0.5% per annum. The effective average interest rate paid on the Term Loan from January 29, 2006 to February 3, 2007, was approximately 8.54%. As of February 3, 2007, the

Company had $241,000 outstanding under the Term Loan. The amounts of the Term Loan mature as follows (in thousands):

Maturities	Loan Payment
Fiscal 2008	$226
Fiscal 2009	15

Total	$241

        Under the Loan Agreement, the Company is subject to certain financial covenants. As of February 3, 2007, the Company was not in compliance with all of the covenants contained in the Loan Agreement, and is seeking a waiver from the lender.

12. NET INCOME (LOSS) PER SHARE

        Basic earnings per share (EPS) excludes dilution and is computed by dividing net income (loss) by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that would occur if securities or other contracts to issue common stock were exercised or converted into common stock.

        The reconciliation of the denominators of the basic and diluted net income per share computations for the fiscal years 2007, 2006 and 2005 is shown in the following table (in thousands, except per share data):

	Fiscal Years
	2007	2006	2005
		(As Restated)(1)	(As Restated)(1)
Numerator:
Net income (loss) available to common shareholders, Basic and diluted	$6,244	$(1,561)	$(125)

Denominator:
Weighted average common shares outstanding	22,683	21,412	20,809

Shares used in computation, basic	22,683	21,412	20,809
Escrowed shares related to Blue7 acquisition	94	—	—
Effect of dilutive securities:
Stock options	2,893	—	—

Shares used in computation, diluted	25,670	21,412	20,809

Net income per share:
Basic	$0.28	$(0.07)	$(0.01)

Diluted	$0.24	$(0.07)	$(0.01)

Dilutive shares not included in loss years	—	2,621	2,720

(1)
See Note 2, "Restatement of Consolidated Financial Statements", of the Notes to Consolidated Financial Statements.

        A summary of the excluded potential dilutive securities as of the end of each fiscal year follows (in thousands):

	Years Ended
	February 3, 2007	January 28, 2006	January 29, 2005
Stock options	489	2	20

13. SHAREHOLDERS' EQUITY

Comprehensive Income

        The reconciliation of net income (loss) to total comprehensive income (loss) is as follows (in thousands):

	Years Ended
	February 3, 2007	January 28, 2006	January 29, 2005
		(As Restated)(1)	(As Restated)(1)
Net income (loss)	$6,244	$(1,561)	$(125)
Other comprehensive income
Unrealized gain (loss) on available-for-sale securities	35	5	(24)
Cumulative foreign currency translation adjustment	112	(53)	28

Total comprehensive income (loss)	$6,391	$(1,609)	$(121)

(1)
See Note 2, "Restatement of Consolidated Financial Statements", of the Notes to Consolidated Financial Statements.

Stock Option Plans

        2003 Director Stock Option Plan (the "2003 Director Plan"):    During fiscal 2004, the Company adopted the 2003 Director Stock Option Plan to replace the predecessor 1994 Director Stock Option Plan which expired in fiscal 2005. A total of 207,500 shares of common stock are currently reserved for issuance under the 2003 Director Plan of which 65,000 have been granted as of February 3, 2007.

        2001 Employee Stock Option Plan (the "2001 Option Plan"):    During fiscal 2002, the Company adopted the 2001 Employee Stock Option Plan (the "2001 Option Plan") and reserved 500,000 shares of the Company's common stock for issuance under the plan, with automatic annual increases on the first day of the Company's fiscal year equal to the lesser of (i) 1,000,000 shares, (ii) 4% of the Company's outstanding common stock on such date or (iii) a lesser number of shares as determined by the Board of Directors, commencing February 1, 2002. On March 8, 2006, an additional 877,834 shares resulting from the automatic annual increase of 4% of the Company's outstanding common stock were added to the shares available for issuance under the 2001 Employee Stock Option Plan. As of February 3, 2007, the Company reserved a total of 3.8 million shares of common stock for issuance under this plan. Generally, the plan provides for the granting of options to purchase shares of common stock at the fair market value on the date of grant. Options granted under the plan become exercisable over a five-year period and expire no more than ten years from the date of grant (all options outstanding at February 3, 2007 expire ten years from date of grant). The 2001 plan replaced the predecessor 1994 Option Plan which expired in fiscal 2005.

        The total stock option activities and balances of the Company's stock option plans are summarized as follows:

	Number of Shares Outstanding	Weighted Average Exercise Prices Per Share	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value (in thousands)
Balance, January 31, 2004 (2,551,665 exercisable at a weighted-average price of $2.65)	4,264,436	$2.77
Granted (weighted-average fair value of $2.98)	933,500	5.55
Cancelled	(28,428)	2.58
Exercised	(334,169)	2.46

Balance, January 29, 2005 (2,853,801 exercisable at a weighted-average price of $2.79)	4,835,339	3.33
Granted (weighted-average fair value of $5.26)	967,900	10.36
Cancelled	(92,679)	5.89
Exercised	(825,343)	2.89

Balance, January 28, 2006 (2,745,101 exercisable at a weighted-average price of $2.99)	4,885,217	4.75
Granted (weighted-average fair value of $9.58)	1,092,837	10.51
Cancelled	(173,783)	8.14
Exercised	(337,909)	2.74

Balance, February 3, 2007	5,466,362	$5.92	5.93	$108,137
Ending Vested & Expected to Vest	5,278,232	$5.76	5.83	$105,268
Ending Exercisable	3,243,508	$3.53	4.17	$71,908

        The aggregate intrinsic value in the table above represents the total pretax intrinsic value, based on our closing stock price of $25.70 as of February 3, 2007, which would have been received by the option holders had all options holders exercised their options as of that date. The aggregate exercise date intrinsic value of options that were exercised during fiscal 2007 equaled $3.7 million. The total fair value of options which vested during fiscal 2007 equaled $5.5 million.

        At February 3, 2007, options to purchase 232,644 shares were available for future grant.

Options Outstanding				Options Exercisable
Range of Exercise Prices	Number Outstanding at February 3, 2007	Weighted Average Remaining Life	Weighted Average Exercise Price	Number Exercisable at February 3, 2007	Weighted Average Exercise Price
$ 0.95-$ 1.69	903,608	5.05	$1.42	818,351	$1.40
$ 1.71-$ 1.71	42,248	8.28	1.71	28,059	1.71
$ 2.31-$ 2.31	547,156	0.21	2.31	547,156	2.31
$ 2.34-$ 3.40	771,043	4.22	3.06	637,003	3.01
$ 3.50-$ 5.38	444,922	3.43	3.84	432,605	3.79
$ 5.43-$ 5.43	659,838	7.4	5.43	301,735	5.43
$ 5.60-$ 9.57	491,447	6.41	6.56	289,115	6.16
$ 9.89-$ 9.89	711,400	8.65	9.89	166,187	9.89
$11.06-$11.06	605,000	9.5	11.06	—	—
$12.54-$25.70	289,700	9.31	17.70	23,297	15.77

$ 0.95-$25.70	5,466,362	5.93	$5.92	3,243,508	$3.53

        As of February 3, 2007, the unrecorded stock-based compensation balance related to stock options outstanding excluding estimated forfeitures was $12.3 million and will be recognized over an estimated weighted average amortization period of 2.70 years. The amortization period is based on the expected vesting term of the option.

Preferred Stock Rights Plan

        On May 28, 2004, the Company's Board of Directors adopted a Preferred Stock Rights Plan. Under the plan, the Company declared a dividend of one Preferred Share Purchase Right ("the Rights") for each share of Common Share held by stockholders of record as of the close of business on June 18, 2004. Each Right initially entitles stockholders to purchase a fractional share of the Company's Preferred Stock at $58 per share. However, the rights are not immediately exercisable and will become exercisable only upon the occurrence of certain events. If a person or group acquires or announces a tender or exchange offer that would result in the acquisition of 15 percent or more of the Company's common stock while the stockholder rights plan remains in place, then, unless the rights are redeemed by the Company for $0.001 per right, the rights will become exercisable by all rights holders except the acquiring person or group for shares of the Company or the third party acquirer having a value of twice the right's then-current exercise price. Absent of the aforementioned triggering events, the Rights will expire on June 18, 2014. The rights may have the effect of deterring or delaying a change in control of the Company.

Employee Stock Purchase Plan

        During fiscal 2002, the Company adopted the 2001 Employee Stock Purchase Plan (the "2001" Purchase Plan") and reserved 100,000 shares of the Company's common stock for issuance under the plan, with an automatic annual increase on the first day of the Company's fiscal year equal to the lesser of (i) 500,000 shares, (ii) 2% of the Company's outstanding common stock on such date or (iii) a lesser number of shares as determined by the Board of Directors. On February 1, 2005, the Board of

Directors approved an additional 25,000 shares to be reserved under the 2001 Purchase Plan. Under this plan, eligible employees may authorize payroll deductions of up to 10% of their regular base salaries to purchase common stock at 85% of the fair market value at the beginning or end of each six-month offering period. During fiscal 2007, 2006 and 2005, 36,277, 81,569 and 66,798 shares of the Company's common stock were purchased at an average price of $8.02, $6.59 and $6.58 per share, respectively. At February 3, 2007, 226,292 shares under the 2001 Purchase Plan remain available for future purchase.

Stock-Based Compensation

Valuation Assumptions

        The fair value of share-based compensation awards is estimated at the grant date using the Black-Scholes option valuation model. The determination of fair value of share-based compensation awards on the date of grant using an option-pricing model is affected by our stock price as well as assumptions regarding a number of highly complex and subjective variables. These variables include, but are not limited to, our expected stock price volatility over the term of the awards, and actual employee stock option exercise behavior.

        In connection with the adoption of SFAS 123(R), we reassessed our valuation technique and related assumptions. We estimate the fair value of stock options using a Black-Scholes valuation model, consistent with the provisions of SFAS 123(R), SAB No. 107 and our prior period pro forma disclosures of net earnings, including stock-based compensation expense (determined under a fair value method as prescribed by SFAS 123). The weighted-average estimated values of employee stock options granted during fiscal 2007, 2006, and 2005 were $9.58, $6.22, and $5.02 per share, respectively. The weighted-average estimated fair value of employee stock purchase rights granted pursuant to the ESPP during fiscal 2007 was $5.93, per share, respectively. The fair value of each option and employee stock purchase right grant is estimated on the date of grant using the Black-Scholes option valuation model with the following weighted-average assumptions:

	Years Ended
	February 3, 2007	January 28, 2006	January 31, 2005
		(As Restated)(1)	(As Restated)(1)
Stock Options
Expected volatility	69.98%	61.10%	75.57%
Risk free interest rate	4.77%	4.29%	2.61%
Expected term of options and purchase rights (in years)	5.90	1.43	1.41
Dividend yield	None	None	None
Employee Stock Purchase Plan
Expected volatility	54.55%	62.10%	67.68%
Risk free interest rate	4.66%	3.10%	1.37%
Expected term of options and purchase rights (in years)	0.50	0.50	0.50
Dividend yield	None	None	None

        The computation of the expected volatility assumptions used in the Black-Scholes calculations for new grants and purchase rights is based on the historical volatility of our stock price, measured over a period equal to the expected term of the grant or purchase right. The risk-free interest rate is based on the yield available on U.S. Treasury Strips with an equivalent remaining term. The expected life of employee stock options represents the weighted-average period that the stock options are expected to remain outstanding and was determined based on historical experience of similar awards, giving consideration to the contractual terms of the stock-based awards and vesting schedules. The expected life of purchase is the period of time remaining in the current offering period. The dividend yield assumption is based on our history of not paying dividends and assumption of not paying dividends in the future.

        As the stock-based compensation expense recognized in the consolidated statement of operations for fiscal 2007 is based on awards ultimately expected to vest, such amount has been reduced for estimated forfeitures. SFAS 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Forfeitures were estimated based on our historical experience. Prior to fiscal 2007, the expected forfeitures of employee stock options were accounted for on an as-incurred basis.

14. INCOME TAXES

        Income before provision for income taxes consisted of the following (in thousands):

	Years Ended
	February 3, 2007	January 28, 2006	January 29, 2005
		(As Restated)	(As Restated)
United States	$6,135	$(1,962)	$(447)
International	537	471	385

Total	$6,672	$(1,491)	$(62)

        The federal, state and foreign income tax provision is summarized as follows (in thousands):

	Years Ended
	February 3, 2007	January 28, 2006	January 29, 2005
		(As Restated)	(As Restated)
Current
Federal	$314	$—	$—
State	64	6	2
Foreign	50	64	61

Total Current	428	70	63

Deferred
Federal	—	—	—
State	—	—	—
Foreign	—	—	—

Total Deferred	—	—	—

Total Provision	$428	$70	$63

        The tax effects of significant items comprising the Company's deferred tax assets and liabilities are as follows (in thousands):

	Years Ended
	February 3, 2007	January 28, 2006
		(As Restated)
Deferred tax assets:
Net operating losses and credits carry forwards	$16,077	$24,420
Allowance, reserve and other	8,773	6,516
Depreciation	284	291
Tax Credits	10,727	8,854

Total gross deferred tax assets	35,861	40,081
Valuation allowance	(33,653)	(40,081)

Total net deferred tax assets	2,208	—
Deferred tax liabilities:
Acquired intangibles	(2,208)	—

Total net deferred tax assets	$—	$—

        At February 3, 2007, undistributed earnings of the Company's French operations totaling $2.7 million were considered to be permanently reinvested. No deferred tax liability has been recognized for the remittance of such earnings to the U.S. since it is management's intention to utilize those earnings in the foreign operations. Generally, such earnings become subject to U.S. tax upon the remittance of dividends and under certain other circumstances. It is not practicable to estimate the amount of deferred tax liability on such undistributed earnings.

        We have elected to track the portion of our federal and state net operating loss carryforwards attributable to stock option benefits, in a separate memo account pursuant to SFAS No. 123(R). Therefore, these amounts are no longer included in our gross or net deferred tax assets. Pursuant to SFAS No. 123(R), footnote 82, the benefit of these net operating loss carryforwards will only be recorded to equity when they reduce cash taxes payable. The amounts removed to the memo account as of 2/3/2007 are $5.8 million for federal and $0.3 million for state tax purposes, respectively.

        On November 10, 2005, the Financial Accounting Standards Board (FASB) issued FASB Staff Position No. FAS 123(R)-3 "Transition Election Related to Accounting for Tax Effects of Share-Based Payment Awards." The Company has elected to adopt the alternative transition method provided in the FASB Staff Position for calculating the tax effects of stock-based compensation pursuant to SFAS 123(R). The alternative transition method includes simplified methods to establish the beginning balance of the additional paid-in capital pool ("APIC pool") related to the tax effects of employee stock-based compensation and to determine the subsequent impact on the APIC pool and Consolidated Statements of Cash Flows of the tax effects of employee stock-based compensation awards that are outstanding upon adoption of SFAS 123(R).

        SFAS No. 109 requires that the tax benefit of net operating losses, temporary differences and credit carryforwards be recorded as an asset to the extent that management assesses that realization is "more likely than not." Realization of the future tax benefits is dependent on the Company's ability to generate sufficient taxable income within the carryforward period. Because of the Company's recent history of operating losses, risks associated with its new product introduction including the dependence on rapid acceptance of new technology, the dependence on development of complimentary software by third parties and other risks, such as technological change in the industry, short product life cycles and reliance on a limited number of suppliers and manufacturing contractors, management believes that recognition of the deferred tax assets arising from the above-mentioned future tax benefits is currently not likely to be realized and, accordingly, has provided a full valuation allowance.

        Net operating losses and tax credit carry forwards as of February 3, 2007 are as follows (in thousands):

	Amount	Expiration Years
Net operating losses, federal	$56,284	Thru 2024
Net operating losses, state	4,525	Thru 2014
Tax credits, federal	7,408	Thru 2027
Tax credits, state	3,266	Thru 2014- Indefinite
Tax credits, foreign	54	Indefinite

        Current federal and California tax laws include substantial restrictions on the utilization of net operating losses and tax credits in the event of an "ownership change" of a corporation. Accordingly, the Company's ability to utilize net operating loss and tax credit carryforwards may be limited as a result of such ownership changes. Such a limitation could result in the expiration of carryforwards before they are utilized.

        The effective tax rate of the Company's provision (benefit) for income taxes differs from the federal statutory rate as follows (in thousands):

	2007	2006	2005
Computed at 35%	$2,336	$(444)	$(13)
State taxes net of federal benefit	42	4	1
Difference between statutory rate and foreign effective tax rate	(109)	(101)	(54)
Expenses not deductible for tax purposes	235	615	65
Stock based compensation expense	554	—	—
Change in valuation allowance, federal effect only	(1,505)	685	525
Tax credit	(1,125)	(689)	(461)

TOTAL	$428	$70	$63

15. ACQUISITION

        On February 16, 2006, we completed the acquisition of Blue7 for $11.9 million. Blue7's results of operations are included in statement of operations from the acquisition date. Prior to the acquisition, Sigma held approximately 17% of the outstanding shares of Blue7 and provided loans totaling $900,000 to Blue7. Blue7 focuses on the development of advanced wireless technologies and Ultra-Wideband

(UWB) semiconductor products. The transaction was accounted for using the purchase method of accounting in accordance with SFAS No. 141, "Business Combinations."

        Assets acquired and liabilities assumed were recorded at their fair values as of February 16, 2006. The total $11.9 million purchase price is comprised of the following (in thousands):

Value of Sigma stock issued	$8,190
Fair value of vested stock options assumed	1,091
Retirement of note receivables	400
Retirement of interest receivable	25
Investment in Blue7 prior to the acquisition	1,000
Note receivable converted to Blue7 preferred shares prior to the acquisition	500
Cash acquired from Blue7 acquisition	(147)
Direct costs	804

Total estimated purchase price	$11,863

        As a result of the acquisition, we issued approximately 583,870 shares of Sigma common stock based on an exchange ratio of 0.0529101 shares of Sigma common stock for each outstanding share of Blue7 common stock. Of the 583,870 shares of Sigma common stock issued, 98,470 shares were held in escrow until March, 2007 to satisfy any obligations of Blue7 to indemnify Sigma against any claims against Blue7 for any breaches of its representations or warranties contained in or made pursuant to the merger agreement and certain other matters set forth in the Merger Agreement. The common stock issued in the acquisition was valued at $14.03 which was the average closing sales prices of Sigma common stock for five consecutive trading days from December 13, 2005 to December 19, 2005 surrounding the announcement date (December 15, 2005) of the proposed transaction.

        Under the terms of the merger agreement, each Blue7 stock option that was outstanding and unexercised was converted into an option to purchase Sigma common stock based on the 0.0529101 exchange ratio and we assumed those stock options in accordance with the terms of the applicable Blue7 stock option plan and related stock option agreements. Based on Blue7's stock options outstanding at February 16, 2006, we converted options to purchase approximately 4.8 million shares of Blue7 common stock into options to purchase approximately 231,137 shares of Sigma common stock. The fair value of options assumed was determined using the Black-Scholes valuation model and the following assumptions:

Expected term (in years)	5.13 years
Volatility	74%
Risk free interest rate	4.59%

        Direct costs of $804,000 include mainly legal and accounting fees, business valuation, and other external costs directly related to the acquisition.

Purchase Price Allocation:

        In accordance with SFAS No. 141 the total purchase price was allocated to Blue7's net tangible and intangible assets based upon their estimated fair values as of February 16, 2006. The excess purchase price over the value of the net tangible and identifiable intangible assets was recorded as goodwill. The fair values assigned to tangible and intangible assets acquired and liabilities assumed are based on estimates and assumptions of management.

        The following represents the allocation of the purchase price to the acquired net assets of Sigma and the associated estimated useful lives:

	Amount	Estimated Useful Life
	(in thousands)
Net tangible assets	$104
Identifiable intangible assets:
Licensing agreements	39	6 to 15 months
Developed technology	5,300	7 years
Noncompete agreements	1,400	3 years
Goodwill	5,020

Total purchase price	$11,863

        Identifiable intangible assets—Developed technology consists of products that have reached technological feasibility and includes products in the acquired product lines. Developed technology was valued using the discounted cash flow ("DCF") method. This method calculates the value of the intangible asset as being the present value of the after tax cash flows potentially attributable to it, net of the return on fair value attributable to tangible and other intangible assets.

        The results of operations of Blue7 have been included in the Company's consolidated financial statements subsequent to the date of acquisition. The financial information in the table below summarizes the reported results of operations, as well as the pro forma combined results of operations of the Company and Blue7 as though the companies had been combined as of the beginning of the year presented (in thousands, except per share amounts):

Fiscal Year Ended Jan 28, 2006
Reported revenue	$33,320
Reported net loss	$(1,561)
Reported net loss per share—basic and diluted	$(0.07)
Pro forma revenue	$33,553
Pro forma net loss	$(3,770)
Pro forma net loss per share—basic and diluted	$(0.17)

        The pro forma financial information is presented for informational purposes only and is not indicative of the results of operations that would have been achieved if the merger had taken place at the beginning of the year presented.

16. MAJOR CUSTOMERS

        Major customers that accounted for over 10% of our total net revenues are as follows:

Customers	Regions	Fiscal 2007	Fiscal 2006		Fiscal 2005
Freebox SA	Europe	20%	—		—
Uniquest	Asia	17%	26%		15%
Cisco / Kiss Technology*	North America /Europe	3%	Less than 1	%*	14%

*
Cisco, a North American company, acquired our customer Kiss Technologies, formerly a European company, in fiscal 2006

        No domestic customers accounted for more than 10% of total accounts receivable at February 3, 2007 and January 28, 2006. Four international customers accounted for 24%, 18%, 15% and 12% respectively, of total accounts receivables at February 3, 2007. Two international customers accounted for 30% and 12% respectively, of total accounts receivables at January 28, 2006.

17. RELATED PARTY TRANSACTIONS

        On April 10, 2006, the Company entered into a sublease agreement to rent approximately 2,500 square feet of a facility from a start-up company founded by a member of the Company's board of directors. This is a month-to-month operating lease with base rent of $4,000 plus proportionate share of operating costs commencing April 1, 2006.

        During June 2005, the Company loaned $500,000 to Blue7, a California corporation, in which the Company had invested $1.0 million, for an approximately 17% ownership interest. One of the Company's board members had invested $100,000 for a 2% ownership interest during fiscal 2005. In November 2005 and January 2006, the Company loaned an additional $250,000 and $150,000 to Blue7. As of January 28, 2006, the total outstanding loan balance was $900,000. As of February 3, 2007, the total loan balance of $900,000 was forgiven and accounted as part of the Blue7 acquisition cost.

        The Company had an ownership interest of less than 10% in an original equipment manufacturer (the "OEM") headquartered in Europe which was accounted for using the cost method. The Company sold its ownership interest with a carrying cost of $2.0 million in this OEM for approximately $3.5 million in September 2005, resulting a gain on sale of investment of approximately $1.5 million. During fiscal 2006 and 2005, the Company had product revenues of $123,000 and $4.5 million, respectively, from this OEM.

        The Company maintains an investment in Envivio, Inc., (see Note 6) in which the Company has current invested capital of $263,000 for an ownership fraction of less than 1% ownership position. Three of the Company's board members have investments in this same firm, with an aggregate ownership fraction of less than 1% ownership position. The Company's Chairman and CEO, Thinh Tran, is a member of Envivio's board of directors.

18. SEGMENT AND GEOGRAPHICAL INFORMATION

        Geographic Operating Information—SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information," provides annual and interim reporting standards for an enterprise's business segments and related disclosures about its products, services, geographical areas and major customers. The Company operates in one reportable segment.

        All such operating entities segments have similar economic characteristics, as defined in SFAS No. 131. Accordingly, the Company operates in one reportable segment: the development, manufacturing and marketing of multimedia computer devices and products. The Company's chief operating decision-maker is its Chief Executive Officer.

        For fiscal 2007, 2006 and 2005, the Company recorded sales to customers throughout the United States and Canada, France, Korea, China, Singapore, Japan, Taiwan, Hong Kong, Denmark; Belgium, Greece, Italy, Hungary, Germany, the United Kingdom, Finland, The Netherlands, Norway, Sweden, Spain, Portugal, Scotland, and Croatia (collectively referred to as "Rest of Europe"); Malaysia, Thailand, New Zealand, Turkey, Israel, Australia, South American and South Africa (collectively "Rest of Asia/New Zealand/Other Region").

        The following table summaries total net revenues attributed to each product group (in thousands):

	Years Ended
	February 3, 2007	January 28, 2006	January 29, 2005
SoCs	$86,984	$28,198	$26,341
Boards	2,944	3,514	3,280
Other	1,290	1,608	1,777

TOTAL NET REVENUES	$91,218	$33,320	$31,398

        The following table summarizes total net revenues attributable to each market segment (in thousands):

	Years Ended
	February 3, 2007	January 28, 2006	January 29, 2005
IP video technology market	$61,501	$19,170	$18,024
Connected media player market	24,698	11,227	10,379
HDTV product market	1,657	797	362
PC add-in and other markets	3,362	2,126	2,633

TOTAL NET REVENUES	$91,218	$33,320	$31,398

        The following table sets forth our net revenues by geographic region, and the percentage of total net revenues represented by each geographic region, for each of the last three fiscal years (in thousands):

	Fiscal 2007		Fiscal 2006		Fiscal 2005
Asia	$48,386	53%	$27,293	82%	$20,532	65%
North America	9,607	11%	3,944	12%	4,401	14%
Europe	33,109	36%	2,081	6%	6,462	21%
Other regions	116	—%	2	—%	3	—%

TOTAL NET REVENUES	$91,218		$33,320		$31,398

        The following table summarizes total net revenues and long-lived assets attributable to significant countries (in thousands):

	Years Ended
	February 3, 2007	January 28, 2006	January 29, 2005
Net revenues:
France	$26,836	$268	$67
Korea	15,616	8,548	5,024
China	9,767	7,125	6,695
United States	9,498	3,816	4,346
Singapore	7,403	256	123
Japan	7,286	2,859	1,914
Rest of Europe	6,243	1,690	1,618
Taiwan	4,368	4,823	5,376
Hong Kong	3,675	3,206	1,056
Rest of Asia/New Zealand/Other Region	387	478	346
Canada	109	128	56
Denmark	30	123	4,777

TOTAL NET REVENUES*	$91,218	$33,320	$31,398

	Years Ended
	February 3, 2007	January 28, 2006	January 29, 2005
Long-lived assets:
United States	$1,711	$1,318	$1,656
France	140	152	87
Hong Kong	9	4	13

TOTAL LONG-LIVED ASSETS	$1,860	$1,474	$1,756

*
Net revenues are attributable to countries based on invoicing location of customer.

19. QUARTERLY FINANCIAL INFORMATION

        The following table presents unaudited quarterly financial information for each of the Company's last eight quarters ended February 3, 2007 (unaudited, in thousands, except per share data). For more information on these matters, please refer to Note 2, "Restatement of Consolidated Financial Statements"

	Quarters Ended
	Feb 3, 2007	Oct 28, 2006	Jul 29, 2006	Apr 29, 2006	Jan 28, 2006	Oct 29, 2005	Jul 30, 2005	Apr 30, 2005
				(Restated)(1)	(Restated)(1)	(Restated)(1)	(Restated)(1)	(Restated)(1)(2)
Net revenues	$31,228	$25,055	$20,136	$14,799	$10,487	$8,497	$7,961	$6,375
Gross profit	16,005	12,038	8,962	7,430	6,096	5,799	5,512	3,988
Income (loss) from operations	4,623	2,697	68	(1,530)	(865)	(435)	(347)	(2,922)
Net income (loss)	4,643	2,742	216	(1,356)	(715)	1,167	(254)	(1,759)
Net income (loss) per share:
Basic	$0.20	$0.12	$0.01	$(0.06)	$(0.03)	$0.05	$(0.01)	$(0.08)
Diluted	$0.18	$0.11	$0.01	$(0.06)	$(0.03)	$0.05	$(0.01)	$(0.08)

(1)
The unaudited selected financial data for the quarters ended April 29, 2006, January 28, 2006, October 29, 2005, July 30, 2005 and April 30, 2005 has been restated to reflect adjustments related to the stock option restatement as more fully described in Note 2, "Restatement of Consolidated Financial Statements", of the Notes to Consolidated Financial Statements.

(2)
During the first and third quarter of fiscal 2006, the Company recorded approximately $1.0 million and $1.5 million of long-term investment gains, respectively.

        The following table presents the impact of the financial statement restatement adjustments on the Company's previously reported consolidated statements of operations (unaudited, in thousands, except per share data):

	As Previously Reported Quarters Ended
	Apr 29, 2006	Jan 28, 2006	Oct 29, 2005	Jul 30, 2005	Apr 30, 2005
Net revenues	$14,799	$10,487	$8,497	$7,961	$6,375
Gross Profits	7,669	6,284	5,831	5,540	4,113
Income (loss) from operations	(770)	302	79	38	(1,899)
Net income (loss)	(562)	490	1,948	163	(717)
Net income (loss) per share:
Basic	$(0.03)	$0.02	$0.09	$—	$(0.03)
Diluted	$(0.03)	$0.02	$0.08	$—	$(0.03)

	Adjustments Quarters Ended
	Apr 29, 2006	Jan 28, 2006	Oct 29, 2005	Jul 30, 2005	Apr 30, 2005
Net revenues	$—	$—	$—	$—	$—
Gross Profits	(239)	(188)	(32)	(28)	(125)
Income (loss) from operations	(760)	(1,167)	(514)	(385)	(1,023)
Net income (loss)	(794)	(1,205)	(781)	(417)	(1,042)
Net income (loss) per share:
Basic	$(0.03)	$(0.05)	$(0.04)	$(0.01)	$(0.05)
Diluted	$(0.03)	$(0.05)	$(0.03)	$(0.01)	$(0.05)
	As Restated Quarters Ended
	Apr 29, 2006	Jan 28, 2006	Oct 29, 2005	Jul 30, 2005	Apr 30, 2005
Net revenues	$14,799	$10,487	$8,497	$7,961	$6,375
Gross Profit	7,430	6,096	5,799	5,512	3,988
Income (loss) from operations	(1,530)	(865)	(435)	(347)	(2,922)
Net income (loss)	(1,356)	(715)	1,167	(254)	(1,759)
Net income (loss) per share:
Basic	$(0.06)	$(0.03)	$0.05	$(0.01)	$(0.08)
Diluted	$(0.06)	$(0.03)	$0.05	$(0.01)	$(0.08)

        The following table presents the impact of the financial statement restatement adjustments on the Company's previously reported condensed consolidated balance sheets line items (unaudited, in thousands):

	As Previously Reported Quarters Ended
	Apr 29, 2006	Jan 28, 2006	Oct 29, 2005	Jul 30, 2005	Apr 30, 2005
Prepaid expenses and other current assets	$780	$1,001	$648	$603	$613
Total current assets	42,214	37,034	33,119	28,697	28,319
Goodwill	4,493	—	—	—	—
Total assets	55,531	39,959	36,329	33,954	33,676
Accrued liabilities and other	2,791	2,031	2,037	1,943	2,207
Total current liabilities	11,823	5,709	4,011	4,090	4,191
Total liabilities	12,080	6,044	4,426	4,581	4,756
Common stock	102,535	91,131	89,618	89,034	88,737
Shareholder notes receivable	—	—	—	—	—
Accumulated deficit	(57,802)	(57,239)	(57,729)	(59,677)	(59,841)
Total shareholders' equity	43,451	33,915	31,903	29,373	28,920
Total liabilities and shareholders' equity	$55,531	$39,959	$36,329	$33,954	$33,676

	Adjustments Quarters Ended
	Apr 29, 2006	Jan 28, 2006	Oct 29, 2005	Jul 30, 2005	Apr 30, 2005
Prepaid expenses and other current assets	$137	$137	$—	$253	$253
Total current assets	137	137	—	253	253
Goodwill	654	—	—	—	—
Total assets	1,026	398	362	615	615
Accrued liabilities and other	4,035	3,636	2,789	2,617	2,580
Total current liabilities	4,035	3,636	2,789	2,617	2,580
Total liabilities	4,035	3,636	2,789	2,617	2,580
Common stock	13,934	16,569	15,546	15,522	15,538
Shareholder notes receivable	(58)	(58)	(58)	(29)	(29)
Accumulated deficit	(16,421)	(15,627)	(14,422)	(13,641)	(13,224)
Total shareholders' equity	(3,009)	(3,238)	(2,427)	(2,002)	(1,965)
Total liabilities and shareholders' equity	$1,026	$398	$362	$615	$615
	As Restated Quarters Ended
	Apr 29, 2006	Jan 28, 2006	Oct 29, 2005	Jul 30, 2005	Apr 30, 2005
Prepaid expenses and other current assets	$917	$1,138	$648	$856	$866
Total current assets	42,351	37,171	33,119	28,950	28,572
Goodwill	5,147	—	—	—	—
Total assets	56,557	40,357	36,691	34,569	34,291
Accrued liabilities and other	6,826	5,667	4,826	4,560	4,787
Total current liabilities	15,858	9,345	6,800	6,707	6,771
Total liabilities	16,115	9,680	7,215	7,198	7,336
Common stock	116,469	107,700	105,164	104,556	104,275
Shareholder notes receivable	(58)	(58)	(58)	(29)	(29)
Accumulated deficit	(74,223)	(72,866)	(72,151)	(73,318)	(73,065)
Total shareholders' equity	40,442	30,677	29,476	27,371	26,955
Total liabilities and shareholders' equity	$56,557	$40,357	$36,691	$34,569	$34,291

20. SUBSEQUENT EVENTS

Chief Financial Officer:

        Effective February 5, 2007, Kit Tsui resigned from her position as the Company's Chief Financial Officer and Secretary, and assumed the new role of Vice President of Planning and Administration. On the same day, the Company appointed Mark Kent to serve as its Chief Financial Officer and Secretary. From September 2004 to May 2006, Mr. Kent served as the Chief Financial Officer of Transmeta Corporation, a semiconductor microprocessor company. From February 2001 to January 2004, Mr. Kent served as the Chief Financial Officer in Residence of Oak Investment Partners, a venture capital firm, where he served as interim Chief Financial Officer for several portfolio companies. From April 1999 to January 2001, Mr. Kent served as Chief Financial Officer of Crossworlds Software, Inc., an integration software company. From December 1994 to March 1999, Mr. Kent served as the Treasurer of LSI Logic Corporation, a semiconductor company.

Lease Agreement:

        On February 22, 2007, the Company entered into a new lease agreement for a 66,000 square foot facility in Milpitas, California in which the Company intends to relocate its headquarters sometime before the expiration of the current lease. This new lease will commence on June 30, 2007 and expire in September 2012. The Company is obligated to pay a monthly base rent plus common area maintenance and building operating expenses. The monthly base rent ranges from approximately $42,000 to $55,000, with free base rent for the initial three months.

SIGMA DESIGNS, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands, except share data)

(Unaudited)

	August 4, 2007	February 3, 2007*
Assets
Current assets:
Cash and cash equivalents	$33,468	$24,413
Short-term investments	9,625	8,791
Accounts receivable, net	20,972	11,231
Inventories, net	16,800	16,003
Prepaid expenses and other current assets	1,339	1,095

Total current assets	82,204	61,533
Equipment and leasehold improvements, net	3,201	3,364
Long-term investments	263	263
Goodwill	5,020	5,020
Other intangible assets, net	4,915	5,527
Other non-current assets	418	377

Total assets	$96,021	$76,084

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable	$9,729	$13,723
Accrued liabilities	11,746	8,800
Current portion of bank term loan	133	226

Total current liabilities	21,608	22,749
Bank term loan	—	15
Other long-term liabilities	177	348

Total liabilities	21,785	23,112
Commitments and contingencies (Notes 15 and 16)
Shareholders' equity:
Preferred stock—no par value: 2,000,000 shares authorized; no shares issued or outstanding	—	—
Common stock and additional paid-in capital, no par value: 35,000,000 shares authorized; 24,086,653 and 22,903,930 shares issued and outstanding at August 4, 2007 and February 3, 2007, respectively	126,505	119,301
Shareholder notes receivable	—	(58)
Accumulated other comprehensive income	398	351
Accumulated deficit	(52,667)	(66,622)

Total shareholders' equity	74,236	52,972

Total liabilities and shareholders' equity	$96,021	$76,084

*
February 3, 2007 balances have been derived from the audited financial statements as of the same date.

The accompanying notes are an integral part of these financial statements

SIGMA DESIGNS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share data)

(Unaudited)

	Three Months Ended		Six Months Ended
	August 4, 2007	July 29, 2006	August 4, 2007	July 29, 2006
Net revenues	$42,548	$20,136	$78,564	$34,935
Cost of revenues	20,240	11,174	38,446	18,543

Gross profit	22,308	8,962	40,118	16,392
Operating expenses:
Research and development	8,364	5,039	14,453	10,266
Sales and marketing	2,692	1,706	4,924	3,485
General and administrative	2.456	2,149	6,705	4,103

Total operating expenses	13,512	8,894	26,082	17,854
Income (loss) from operations	8,796	68	14,036	(1,462)
Interest and other income, net	400	179	720	355

Income (loss) before income taxes	9,196	247	14,756	(1,107)
Provision for income taxes	608	31	799	33

Net income (loss)	$8,588	$216	$13,957	$(1,140)

Basic net income (loss) per share	$0.36	$0.01	$0.60	$(0.05)
Shares used in computing per share amount	23,867	22,710	23,423	22,567
Diluted net income (loss) per share	$0.32	$0.01	$0.52	$(0.05)
Shares used in computing per share amount	26,814	25,214	26,820	22,567

The accompanying notes are an integral part of these financial statements

SIGMA DESIGNS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

(Unaudited)

	Six Months Ended
	August 4, 2007	July 29, 2006
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$13,957	$(1,140)
Adjustments to reconcile net income (loss) to net cash used for operating activities:
Depreciation and amortization	1,556	996
Non-cash loss on disposal of equipment	—	10
Share-based compensation expense	3,039	2,361
Shareholder note receivable written off	29	—
Provision for inventory valuation	316	248
Provision for bad debts and sales returns	268	32
Long-term investment gain	(31)	—
Accretion of contributed leasehold improvements	(58)	(40)
Changes in operating assets and liabilities:
Accounts receivable	(10,009)	(7,096)
Inventories	(1,113)	(7,328)
Prepaid expenses and other current assets	(245)	379
Other non-current assets	(41)	—
Accounts payable	(4,006)	6,121
Accrued liabilities and others	2,657	1,182
Other long-term liabilities	(172)	—

Net cash provided by (used in) operating activities	6,147	(4,275)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of short-term investments	(43,459)	(13,993)
Sale of short-term investments	42,625	15,126
Purchase of equipment	(418)	(682)
Recovery of long-term investment loss	31	—
Cash received in business acquisition, net of cash paid	—	147
Other	—	20

Net cash (used in) provided by investing activities	(1,221)	618

CASH FLOWS FROM FINANCING ACTIVITIES:
Bank borrowings	—	1,000
Shareholder note receivables	29	—
Net proceeds from exercise of employee stock options and stock purchase rights	4,162	1,079
Repayment of bank term loan	(109)	(99)

Net cash provided by financing activities	4,082	1,980

Effect of foreign exchange rates changes on cash and cash equivalents	47	55

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	9,055	(1,622)
CASH AND CASH EQUIVALENTS:
Beginning of period	24,413	16,827

End of period	$33,468	$15,205

Supplemental disclosure of cash flow information:
Common stock issued and fair value of stock options assumed for Blue7 acquisition	$—	$11,414

Cash paid for interest	$9	$35

Cash paid for income taxes	$116	$5

The accompanying notes are an integral part of these financial statements

SIGMA DESIGNS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

1. Nature of Operations and Significant Accounting Policies

        Nature of Operations—Sigma Designs, Inc. (the "Company") specializes in integrated system-on-chip solutions for the IPTV, high definition DVD and other media players, HDTV markets and other markets. The Company sells its products to designers and manufacturers and, to a lesser extent, to distributors who, in turn, sell to manufacturers.

        Basis of Presentation—The consolidated financial statements include Sigma Designs, Inc. and its wholly owned subsidiaries in France and Hong Kong. All intercompany balances and transactions are eliminated upon consolidation.

        The unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("US GAAP") for interim financial information and with the instructions to Securities and Exchange Commission ("SEC") Form 10-Q and Article 10 of SEC Regulation S-X. They do not include all of the information and footnotes required by US GAAP for complete financial statements. The information included in these financial statements should be read in conjunction with the Company's audited consolidated financial statements and notes thereto for the year ended February 3, 2007.

        The condensed consolidated financial statements included herein are unaudited; however, they contain all normal recurring accruals and adjustments that, in the opinion of management, are necessary to present fairly the Company's consolidated financial position at August 4, 2007 and February 3, 2007, the consolidated results of its operations for the three months and six months ended August 4, 2007 and July 29, 2006, and the consolidated cash flows for the six months ended August 4, 2007 and July 29, 2006. The results of operations for the three months and six months ended August 4, 2007 and July 29, 2006 are not necessarily indicative of the results to be expected for future quarters or the year.

        Accounting Period—Each of the Company's fiscal quarters includes 13 weeks and ends on the last Saturday of the period. The second quarter of fiscal 2008 ended on August 4, 2007. The second quarter of fiscal 2007 ended on July 29, 2006.

        Certain reclassifications have been made to prior year balances in order to conform to the current year's presentation.

        Use of Estimates—The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues generated and expenses incurred during the reporting period. Actual results could differ from those estimates. Significant estimates used in preparing these financial statements are related primarily to estimates to determine the collectability of accounts receivable, to determine the allowances against the accounts receivable balances, estimates of the market value used in calculating the value of inventory on the lower of cost or market basis, estimates used in equity award valuation and share-based compensation calculations, estimates of expected future cash flows and useful lives used in the review for impairment of investments, goodwill, intangible assets and other long-lived assets, estimates of the Company's ability to realize its deferred tax asset, which are also used to establish whether valuation allowances are needed on those assets, and estimates related to litigation and settlement costs accrual. These estimates may change from period to period. Actual results may also differ materially from management's estimates.

        Concentration of Credit Risk—Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents, short-term investments and accounts receivable. The majority of the Company's cash and cash equivalents and short-term investments are on deposit with two financial institutions. The Company performs ongoing credit evaluations of its customers and generally does not require collateral for sales on credit. The Company reviews accounts receivable on a monthly basis to determine if any receivables will potentially be uncollectible. The Company includes any accounts receivable balances that are determined to be uncollectible, along with a general reserve, in its overall allowance for doubtful accounts. The general reserve in the allowance for doubtful accounts is a calculation based upon the accounts receivable balance and the historical effectiveness of the Company's collection of those receivables. The Company maintains reserves for potential credit losses.

        Cash and Cash Equivalents—The Company considers all highly liquid debt instruments purchased with a remaining maturity of 90 days or less to be cash equivalents.

        Short Term Investments—Short-term investments represent highly liquid debt instruments with a remaining maturity date at purchase of greater than 90 days and are stated at fair value. The Company's debt securities are classified as available-for-sale because the sale of such securities may be required prior to maturity. The differences between amortized cost (cost adjusted for amortization of premiums and accretion of discounts which are recognized as adjustments to interest income) and fair value representing unrealized holding gains or losses, are recorded separately as a component of accumulated other comprehensive income (loss) within shareholders' equity. Any gains and losses on the sale of debt securities are determined on a specific identification basis.

        Inventories—Inventories are stated at the lower of standard cost (which approximates first-in, first-out basis) or market. The Company periodically reviews its inventories for excess and obsolete inventory items and adjusts carrying costs to estimated net realizable values when they are determined to be less than cost. As a result of this inventory review, the Company charged approximately $132,000 and $236,000 to cost of revenues for the three months ended August 4, 2007 and July 29, 2006, respectively, and $316,000 and $248,000 for the six months ended August 4, 2007 and July 29, 2006, respectively.

        Long-Term Investments—Investments in private equity securities of less than 20% owned companies are accounted for using the cost method unless the Company can exercise significant influence or the investee is economically dependent upon the Company, in which case the equity method is used. The Company evaluates the long-term investments for impairment annually according to Emerging Issues Task Force ("EITF") Issue No. 03-01, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments. EITF 03-01 provides guidance for evaluating whether an investment is other-than-temporarily impaired and requires certain disclosures with respect to these investments. The guidance also included accounting considerations subsequent to the recognition of an other-than-temporary impairment and requirements for disclosures about unrealized losses that have not been recognized as other-than-temporary impairments.

        Equipment and Leasehold Improvements—Equipment and leasehold improvements are stated at cost and categorized into computer and test equipment, software, furniture and fixtures and other. Depreciation and amortization are computed using the straight-line method based on the useful lives of the assets (three to five years) or the lease term if shorter, except for certain production test equipment (two to five years). The contributed leasehold improvements provided by the landlord for the Company's current facility is amortized using the straight-line method over lesser of the remaining lease term or useful life of leasehold improvements.

        Goodwill and Purchased Intangible Assets—Goodwill is recorded as the difference, if any, between the aggregate consideration paid for an acquisition and the fair value of the net tangible and intangible assets acquired. The amounts and useful lives assigned to intangible assets acquired, other than goodwill, impact the amount and timing of future amortization.

        In accordance with Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets," the Company reviews goodwill for impairment annually, or more frequently, when events or changes in circumstances indicate that the carrying amount may not be recoverable. The provisions of SFAS 142 require that a two-step test be performed to assess goodwill for impairment. First, the fair value of each reporting unit is compared to its carrying value. If the fair value exceeds the carrying value, goodwill is not impaired and no further testing is performed. The second step is performed if the carrying value exceeds the fair value. The fair value of a reporting unit is allocated to all the assets and liabilities of the reporting unit as if the reporting unit had been acquired in a business combination at the date of the impairment test. The fair value of tangible net assets and both recognized and unrecognized intangible assets is deducted from the fair value of the reporting unit to determine the implied fair value of reporting unit goodwill. The implied fair value of the reporting unit's goodwill must be compared to the carrying value of the goodwill. If the carrying value of a reporting unit's goodwill exceeds its implied fair value, an impairment loss equal to the difference will be recorded.

        The Company is currently amortizing acquired intangible assets with definite lives. Acquired developed technology is amortized over 7 years and non-compete agreements are amortized over the contractual period (currently 3 years). The amortization expense for acquired developed technology is classified as cost of sales and the amortization expense for other acquired intangible assets is classified as research and development expense in our consolidated statements of income.

        Long Lived Assets—The Company accounts for long-lived assets, including purchased intangible assets, in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. Long-lived assets are evaluated for impairment whenever events or changes in circumstances such as a change in technology indicate that the carrying amount of an asset may not be recoverable. An impairment loss would be recognized when the sum of the undiscounted future net cash flows expected to result from the use of the asset and its eventual disposal is less than its carrying amount.

        Revenue Recognition—The Company derives revenues primarily from three principal sources: product sales, product development contracts and service contracts. We generally recognize revenues for product sales and service contracts in accordance with Staff Accounting Bulletin ("SAB") No. 104, "Revenue Recognition," under which revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred or service has been rendered, the fee is fixed or determinable, and collectibility is reasonably assured.

        Revenues from product sales to original equipment manufactures ("OEMs"), distributors and end users are generally recognized upon shipment, as shipping terms are FOB shipping point, except that revenues are deferred when management cannot reasonably estimate the amount of returns or where collectibility is not assured. In those situations, revenue is recognized when collection subsequently becomes probable and returns are estimable (generally upon resale by customers, often referred to as a sell-through basis). Allowances for sales returns, price protection and warranty costs are recorded at the time that revenues are recognized.

        Product development agreements typically require that the Company provide customized software to support customer-specific designs, accordingly this revenue is accounted for under the AICPA Statement of Position ("SOP") 97-2. The Company offers post-contract customer support ("PCS") on a contractual basis for additional fees, which is typically a one year term. In instances where software is bundled with the PCS, vendor specific objective evidence does not exist to allocate the total fee to all undelivered elements of the arrangement and, therefore, revenue and related costs are deferred until all elements, except PCS are delivered. The total fee is then recognized ratably over the PCS term (typically one year) after the software is delivered. We classify development costs related to product development agreements as cost of revenues. Product development revenues were approximately $347,000 and $134,000 for the three months ended August 4, 2007 and July 29, 2006, and $589,000 and $525,000 for the six months ended August 4, 2007 and July 29, 2006.

        Revenues from service contracts consist of fees for providing engineering support services, and are recognized ratably over the contract term. Expenses related to support service revenues are included in cost of sales. Support service revenues were approximately $119,000 and $68,000 for the three months ended August 4, 2007 and July 29, 2006, and $718,000 and $86,000 for the six months ended August 4, 2007 and July 29, 2006.

        Research and Development expenses—Research and development expenses include costs and expenses associated with the design and development of new products. To the extent that such costs include the development of computer software, they are generally incurred prior to the establishment of the technological feasibility of the related product that is under development and are therefore expensed as incurred.

        Income Taxes—Deferred income taxes reflect the net tax effects of (a) temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, and (b) operating losses and tax credit carryforwards. Income taxes are accounted for under an asset and liability approach in accordance with SFAS No. 109. Deferred tax liabilities are recognized for future taxable amounts and deferred tax assets are recognized for future deductions net of a valuation allowance to reduce deferred tax assets to amounts that are more likely than not to be realized. Income tax provision for the three and six months ended August 4, 2007 was $608,000 and $799,000, respectively, and was comprised of alternative minimum tax, state income tax and foreign income tax. Income tax provision for the three and six months ended July 29, 2006 was $31,000 and $33,000, respectively, and was comprised of state income tax and foreign income tax.

        On July 13, 2006, the FASB issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes—An Interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in any entity's financial statements in accordance with FASB Statement No. 109, "Accounting for Income Taxes" and prescribes a recognition threshold and measurement attributes for financial statement disclosure of tax positions taken or expected to be taken on a tax return. Under FIN 48, the impact of an uncertain income tax position on the income tax return must be recognized as the largest amount that is more-likely-than-not to be sustained upon audit by the relevant taxing authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Additionally, FIN 48 provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006.

        The Company adopted the provisions of FIN 48 on February 4, 2007, the beginning of our fiscal year 2008. The total amount of unrecognized tax benefits as of the date of adoption was $2.4 million. As a result of the implementation of FIN 48, we recognized no increase in the liability for unrecognized tax benefits, which was accounted for during previous reporting periods.

        Included in the balance of unrecognized tax benefits at February 4, 2007, are $374,000 of tax benefits that, if recognized, would reduce our effective tax rate, and $2.0 million of unrecognized benefits that would increase our deferred tax assets. During the six months ended August 4, 2007, there were no material changes to these amounts.

        The Company has adopted the accounting policy that interest recognized in accordance with Paragraph 15 of FIN 48 and penalty recognized in accordance with Paragraph 16 of FIN 48 are classified as part of our income taxes. The aggregate amount of interest and penalty recognized in the statement of operations and statement of financial position was $36,000 as of February 3, 2007. During the six months ended August 4, 2007, there were no material changes to these amounts.

        Our operations are subject to income and transaction taxes in the United States and in multiple foreign jurisdictions. Significant estimates and judgments are required in determining our worldwide provision for income taxes. Some of these estimates are based on interpretations of existing tax laws or regulations. The ultimate amount of tax liability may be uncertain as a result.

        Tax authorities may challenge the allocation of profits between our subsidiaries and may challenge certain tax benefits claimed on our tax returns, and we may not prevail in any such challenge. If the Company were not to prevail, the Company could be subject to higher tax rates or lose certain tax benefits that could result in a higher tax rate.

        The Company is subject to taxation in the United States and various states and foreign jurisdictions. The French taxing authority is currently auditing the research and development tax credit that we claimed from fiscal year 2001 through the 2005 fiscal year. In addition the IRS has commenced an employee payroll tax audit for our fiscal years 2004 and 2005 and an income tax audit for our fiscal year 2005. There are no other ongoing income tax examinations by taxing authorities at this time. The Company's tax filings for the tax years from 1990 to 2006 remain open in various taxing jurisdictions.

        Foreign Currency—The functional currency of the Company's foreign subsidiaries is the local currency of each country. Accordingly, gains and losses from the translation of the financial statements of the foreign subsidiaries are included in shareholders' equity. Transaction gains and losses, which are included in the other expenses, net, in the accompanying consolidated statements of operations, have not been significant for all years presented.

        Comprehensive Income (Loss)—Comprehensive income consists of net income (loss) and other comprehensive income or loss. Other comprehensive income or loss components include foreign currency translation adjustments and unrealized gains or losses on investments.

        Fair Value of Financial Instruments—For certain of the Company's financial instruments, including cash and cash equivalents, accounts receivable, short-term investments, note receivable, accounts payable and other current liabilities, the carrying amounts approximate their fair value due to the relatively short maturity of these items.

        Recent Accounting Pronouncements—In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements. SFAS 157 establishes a framework for measuring fair value and expands disclosures about fair value measurements. The changes to current practice resulting from the application of SFAS 157 relate to the definition of fair value, the methods used to measure fair value, and the expanded disclosures about fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007, and the Company is required to adopt it beginning in the first quarter of fiscal year 2009. The Company is currently in the process of evaluating the impact that the adoption of SFAS 157 will have on our consolidated financial position and results of operation.

2. Long-Term Investments

        On February 16, 2006, the Company acquired the remaining 83% ownership of Blue7 Communications ("Blue7") in which the Company had previously invested $1.0 million in fiscal 2006. After the acquisition, Blue7 became the Company's 100%-owned subsidiary.

        The Company maintains an investment in Envivio, Inc., a privately held corporation, in which the Company has current invested capital of $263,000 for a fractional ownership position of 1%. Three of the Company's board members also have investments in this same firm, with an aggregate fractional ownership position of less than 1%. The Company's Chairman and CEO, Thinh Tran, is a member of Envivio's board of directors.

3. Share-based Compensation

        On January 29, 2006, we adopted SFAS 123(R) as interpreted by Securities and Exchange Commission issued Staff Accounting Bulletin No. 107 ("SAB 107"), which requires the measurement and recognition of compensation expense for all share-based payment awards made to employees and directors including equity awards related to the Company's 2001 Employee Stock Option Plan (the "2001 Option Plan"), 2003 Director Stock Option Plan (the "2003 Director Plan") and 2001 Employee Stock Purchase Plan (the "2001 Purchase Plan") based on estimated fair values.

        The Company adopted SFAS 123(R) using the modified prospective transition method, which required the application of the accounting standard as of January 29, 2006, the first day of our fiscal year 2007. Share-based compensation expense recognized under SFAS 123(R) for the three and six months ended August 4, 2007 was $1.6 million and $2.8 million, respectively, and for the three months and six months ended July 29, 2006 was $1.1 million and $2.3 million, respectively, which consisted of share-based compensation expenses related to the grant of stock options and employee stock purchase rights.

        SFAS 123(R) requires companies to estimate the fair value of share-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service period in our Condensed Consolidated Statements of Operations.

        Share-based compensation expense recognized under SFAS 123(R) is based on the value of the portion of share-based payment awards that is ultimately expected to vest during the period. Share-based compensation expense for the three and six months ended August 4, 2007 and July 29, 2006 included compensation expense for share-based payment awards granted prior to, but not yet vested as of January 29, 2006 based on the grant date fair value estimated in accordance with the pro forma provisions of SFAS 123 and compensation expense for the share-based payment awards granted subsequent to January 29, 2006 based on the grant date fair value estimated in accordance with the provisions of SFAS 123(R). As share-based compensation expense recognized for the three months and six months ended August 4, 2007 and July 29, 2006 is based on awards ultimately expected to vest, such amount has been reduced for estimated forfeitures. SFAS 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

        The effect of recording share-based compensation for the three-months and six-months ended August 4, 2007 and July 29, 2006 was as follows (in thousands except per share data):

	Three Months Ended		Six Months Ended
	August 4, 2007	July 29, 2006	August 4, 2007	July 29, 2006
Share based compensation by type of award:
Stock options	$1,431	$1,097	$2,589	$2,182
Employee stock purchase plan	156	35	213	86

Total share-based compensation	1,587	1,132	2,802	2,268
Tax effect on share-based compensation	(93)	(91)	(164)	(182)

Net effect on net income (loss)	$1,494	$1,041	$2,638	$2,086

Effect on income (loss) per share
Basic	$0.06	$0.05	$0.11	$0.09
Diluted	$0.06	$0.04	$0.10	$0.09

Valuation Assumptions

        The fair value of share-based payment awards is estimated at the grant date using the Black-Scholes option valuation model. The determination of fair value of share-based payment awards on the date of grant using an option-pricing model is affected by our stock price as well as assumptions regarding a number of highly complex and subjective variables. These variables include, but are not limited to, our expected stock price volatility over the term of the awards, grant price, market price and actual employee stock option exercise behavior.

        The Company estimates the fair value of stock options consistent with the provisions of SFAS 123(R), SAB No. 107 and its prior period pro forma disclosures of net earnings, including share-based compensation expense (determined under a fair value method as prescribed by SFAS 123). The weighted-average estimated value of employee stock options granted during the three months ended August 4, 2007 and July 29, 2006 was $19.40 and $6.42 per share, respectively. The weighted-average estimated fair value of employee stock purchase rights granted pursuant to the Employee Stock Purchase Plan during the three months ended August 4, 2007 was $8.47 per share. No stock purchase rights were granted to the employees pursuant to the Employee Stock Purchase Plan during the three months ended July 29, 2006 due to the Company's then noncompliance with the SEC periodic filing requirements. The fair value of each option and employee stock purchase right grant is estimated on the date of grant using the Black-Scholes option valuation model with the following weighted-average assumptions:

	Three months ended				Six months ended
	August 4, 2007		July 29, 2006		August 4, 2007		July 29, 2006
	Stock Options	Stock Purchase Plan	Stock Options	Stock Purchase Plan	Stock Options	Stock Purchase Plan	Stock Options	Stock Purchase Plan
Expected volatility	66%	60%	69%	63%	67%	60%	73%	63%
Risk free interest rate	4.57%	4.93%	4.82%	5.11%	4.57%	4.93%	4.67%	5.11%
Expected term of options and purchase rights (in years)	6.04	0.5	6.1	0.5	6.1	0.5	5.45	0.5
Dividend Yield	None	None	None	None	None	None	None	None

        The expected volatility is based on an equal weighted average of implied volatilities from traded options of the Company's stock and the historical volatility of the Company's stock. The risk-free interest rate is based on the yield available on U.S. Treasury securities with an equivalent remaining term. The expected life of employee stock options represents the weighted-average period that the stock options are expected to remain outstanding and was determined based on historical experience of similar awards, giving consideration to the contractual terms of the share-based awards and vesting schedules. The expected life of purchase is the period of time remaining in the current offering period. The dividend yield assumption is based on our history of not paying dividends and assumption of not paying dividends in the future.

Option Activity

2001 Option Plan and 2003 Director Plan

        A summary of activity under the above captioned plan is as follows:

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Options outstanding at February 3, 2007	5,492,738	$5.92
Options granted	176,000	$26.81
Options forfeited	(33,829)	$12.53
Options exercised	(648,816)	$2.42

Options outstanding at May 5, 2007	4,986,093	$7.06
Options granted	359,500	$30.47
Options forfeited	(173,384)	$22.76
Options exercised	(510,578)	$4.08

Options outstanding at August 4, 2007	4,661,631	$9.13	6.62	$104,605,879
Options vested and expected to vest August 4, 2007	4,481,826	$8.89	6.53	$101,668,768
Options exercisable at August 4, 2007	2,434,266	$4.71	4.89	$65,380,080

        The aggregate intrinsic value, which is not equivalent to the value determined by Black-Scholes, is calculated as the difference between the exercise price of the underlying awards and the quoted price of our common stock. The aggregate intrinsic value of options exercised under our stock option plans was $12.6 million and $0.6 million for the three months ended August 4, 2007 and July 29, 2006, respectively, determined as of the date of option exercise. The fair value of options that vested during the three months ended August 4, 2007 and July 29, 2006 was $982,000 and $781,000, respectively.

        The options outstanding and currently exercisable at August 4, 2007 were in the following exercise price ranges:

		Options Outstanding			Options Exercisable
Range of Exercise Prices		Number Outstanding at August 4, 2007	Weighted Average Remaining Life	Weighted Average Exercise Price	Number Exercisable at August 4, 2007	Weighted Average Exercise Price
$0.95	$1.69	574,156	4.69	$1.42	552,230	$1.42
$1.71	$3.22	483,081	2.89	$2.86	417,511	$2.84
$3.30	$3.50	574,402	4.36	$3.42	538,990	$3.43
$4.25	$5.79	470,342	5.99	$5.44	311,511	$5.44
$6.31	$7.89	510,787	6.97	$7.69	281,660	$7.67
$7.99	$9.89	352,316	8.05	$9.77	119,060	$9.70
$11.06	$11.06	596,000	9.06	$11.06	—	$—
$11.40	$13.88	485,047	7.81	$11.71	180,306	$11.71
$15.91	$28.63	391,000	9.23	$23.28	32,998	$16.07
$31.57	$31.57	224,500	10.00	$31.57	—	$—

$0.95	$31.57	4,661,631	6.62	$9.13	2,434,266	$4.71

        As of August 4, 2007, the total unrecognized compensation expense related to unvested share-based compensation arrangements granted under our option plans was $21 million which will be recognized over an estimated weighted average amortization period of 3.16 years.

2003 Employee Stock Purchase Plan

        Under the Company's Employee Stock Purchase Plan, eligible employees can participate and purchase shares semi-annually through payroll deductions at the lower of 85% of the fair market value of the stock at the commencement or end of the offering period. The Purchase Plan permits eligible employees to purchase common stock through payroll deductions for up to 10% of qualified compensation. The Company accounts for the Employee Stock Purchase Plan as a compensatory plan.

Non-Employee Related Stock-Compensation Expenses

        In accordance with the provisions of SFAS No. 123(R) and Emerging Issues Task Force, Issue 96-18, "Accounting for Equity Instruments That Are Issued to Other Than Employees For Acquiring, or in Conjunction With Selling, Goods or Services" (EITF 96-18), the Company recorded share-based compensation expense for options issued to non-employees based on the fair value of the options as estimated on the measurement date which is typically the grant date, using the Black-Scholes option pricing model with the following assumptions:

	Three Months Ended		Six Months Ended
	August 4, 2007	July 29, 2006	August 4, 2007	July 29, 2006
Expected volatility	66%	90%	67%	90%
Risk free interest rate	4.57%	4.92%	4.57%	4.94%
Expected term of options (in years)	6.02	6.41	6.16	6.53
Dividend yield	None	None	None	None

        The Company recognizes share-based compensation expense over the corresponding service periods, which are typically five years. For the three and six months ended August 4, 2007, the Company recorded compensation expense of $125,000 and $233,000, respectively. For the three and six months ended July 29, 2007, the Company recorded non-employee related stock compensation expense of $36,000 and $91,000, respectively.

4. Inventories, Net

        Inventories, net consisted of the following (in thousands):

	August 4, 2007	February 3, 2007
Raw materials	$8,742	$7,696
Work in process	2,656	1,680
Finished goods	5,402	6,627

	$16,800	$16,003

5. Current and Long-Term debt

Credit Facilities

        On August 12, 2005, the Company entered into a Loan and Security Agreement (the "Loan Agreement") with United Commercial Bank (the "Bank"). The Loan Agreement provides for a maximum borrowing amount of approximately $15.5 million across three credit facilities consisting of two 2-year Lines of Credit of $15 million and a 30-month Term Loan of $0.5 million.

        On May 15, 2006, the Company utilized $2.8 million of its first 2-year Line of Credit for a standby letter of credit to a supplier. As of August 4, 2007, the Company had no outstanding balance under either of our two Lines of Credit and had availability to draw down an approximate amount of $11.2 million.

        Principal amounts under the Term Loan were due and payable on a monthly basis such that the Term Loan would have been fully repaid in February 2008. The Term Loan had a floating interest rate of the Wall Street Journal Prime Rate plus 0.5% per annum. The average interest rate paid on the Term Loan for the six months ended August 4, 2007 and July 29, 2006 was approximately 8.75% and

8.58%, respectively. As of August 4, 2007, the Company had $133,000 outstanding under the Term Loan.

        Under the Loan Agreement, the Company was subject to certain financial covenants. As of August 4, 2007, the Company was in compliance with all of the covenants contained in the Loan Agreement.

        On August 30, 2007, the Company paid off the $133,000 outstanding under the Term Loan and terminated both Lines of Credit under the Loan Agreement.

6. Net income (Loss) per Share

        "Net income (loss) per share—basic" for the periods presented is computed by dividing net income (loss) by the weighted average number of common shares outstanding (excluding shares subject to repurchase). Net income (loss) per share—diluted for the periods presented in which the Company had net income (loss) is computed by including shares subject to repurchase as well as dilutive options and warrants outstanding; in periods when the Company had a net loss, these potentially dilutive securities have been excluded as they would be anti-dilutive.

        The following table sets forth the basic and diluted net income (loss) per share computation for the periods presented (in thousands, except per share data):

	Three Months Ended		Six Months Ended
	August 4, 2007	July 29, 2006	August 4, 2007	July 29, 2006
Numerator:
Net income (loss), as reported	$8,588	$216	$13,957	$(1,140)
Denominator:
Weighted average common shares outstanding—basic	23,867	22,710	23,423	22,567
Effect of dilutive securities:
Escrowed shares related to Blue7 acquisition	—	99	16	—
Stock options	2,947	2,405	3,381	—

Shares used in computation, diluted	26,814	25,214	26,820	22,567
Net income (loss) per share:
Basic	$0.36	$0.01	$0.60	$(0.05)
Diluted	$0.32	$0.01	$0.52	$(0.05)

        The following is a summary of the excluded potentially dilutive securities as of (in thousands):

	August 4, 2007	July 29, 2006
Stock options excluded because exercise price in excess of average stock price	301	980

Stock options excluded because of the anti-dilutive effect as a result of net loss	—	2,616

7. Comprehensive Income (Loss)

        The reconciliation of net income (loss) to total comprehensive income (loss) is as follows (in thousands):

	Three months ended		Six months ended
	August 4, 2007	July 29, 2006	August 4, 2007	July 29, 2006
Net income (loss)	$8,588	$216	$13,957	$(1,140)
Other comprehensive income:
Unrealized gain (loss) on available-for-sale securities	(14)	5	(13)	31
Cumulative foreign currency translation adjustment	1	16	60	56

Total comprehensive income (loss)	$8,575	$237	$14,004	$(1,053)

8. Acquisition

        On February 16, 2006, we completed the acquisition of Blue7 Communications ("Blue7") for $11.9 million. Blue7's balance sheet and results of operations are included in our consolidated balance sheet and statements of operations from the acquisition date (February 16, 2006). Prior to the acquisition, Sigma held approximately 17% of the outstanding shares of Blue7 and provided loans totaling $900,000 to Blue7. Blue7 focuses on the development of advanced wireless technologies and Ultra-Wideband semiconductor products. The transaction was accounted for using the purchase method of accounting in accordance with SFAS 141, "Business Combinations."

9. Goodwill and Intangibles

        As of August 4, 2007, goodwill of $5.0 million was recorded due to the acquisition of Blue7.

        Acquired intangible assets, subject to amortization, were as follows as of August 4, 2007 (in thousands):

	Cost	Accumulated Amortization	Net
Developed technology	$5,300	$(1,104)	$4,196
Non-compete agreements	1,400	(681)	719

Total acquired intangible assets	$6,700	$(1,785)	$4,915

        Acquired intangible assets, subject to amortization, were as follows as of February 3, 2007 (in thousands):

	Cost	Accumulated Amortization	Net
Developed technology	$5,300	$(726)	$4,574
Non-compete agreements	1,400	(447)	953

Total acquired intangible assets	$6,700	$(1,173)	$5,527

        Amortization expense related to the acquired intangible assets was $306,000 and $612,000 for the three months and six months ended August 4, 2007, respectively, and the same amounts as compared to the same period a year ago. As of August 4, 2007, we expect amortization expense in future periods to be as shown below:

Fiscal year	Developed Technology	Noncompete Agreements	Total
Remainder of fiscal year 2008	$379	$233	$612
2009	757	467	1,224
2010	757	19	776
2011	757	—	757
2012	757	—	757
Thereafter	789	—	789

	$4,196	$719	$4,915

10. Segment and Related Information

        The Company follows the requirements of SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." The Company's operating segments consist of its geographically based entities in the United States, Hong Kong and France. All such operating segments have similar economic characteristics, as defined in SFAS No. 131. Accordingly, it is the Company's opinion that it operates in one aggregated reportable segment: the development, manufacturing and marketing of multimedia devices and products.

11. Significant Customers

        Four customers accounted for more than 10% of total net revenues during the three months ended August 4, 2007 and four customers accounted for more than 10% of total net revenues during the three months ended July 29, 2006. Five customers accounted for more than 10% of total net revenues during the six months ended August 4, 2007, and two customers accounted for more than 10% of total net revenues during the six months ended July 29, 2006.

        Major customers that accounted for over 10% of our total net revenues are as follows:

	Three months ended		Six months ended
Customers	August 4, 2007	July 29, 2006	August 4, 2007	July 29, 2006
MTC Singapore	18%	*	13%	*
Macnica, Inc.	17%	*	12%	*
Freebox	15%	26%	14%	15%
Uniquest	12%	10%	17%	24%
Cisco/ Scientific Atlanta	*	11%	11%	*
Netgem	*	11%	*	*

*
Revenue from the customer was less than 10% of our total net revenues.

        Major customers that accounted for over 10% of our total net receivables are as follows:

Customers	August 4, 2007	February 3, 2007
MTC Singapore	30%	12%
Macnica	15%	*
Freebox	14%	24%
Cisco/Scientific Atlanta	14%	18%
Uniquest	*	15%

*
Customer's balance was less than 10% of our total net receivables.

12. Concentration of Other Risks

Foundry Partners and Subcontractors

        The Company outsources all of its manufacturing. The Company primarily relies on one foundry in Taiwan to fabricate wafers for the Company's products and substantially all of the assembly, packaging and testing of the Company's chipset products is done by one subcontractor in Taiwan.

        Supplier and industry risks associated with outsourced manufacturing that could limit the Company's suppliers' ability to supply products to the Company involve production capacity, delivery schedules, quality assurance and production costs. Other risks include the potential for unfavorable economic conditions, political strife, prolonged work stoppages, natural or manmade disasters, power shortages and other phenomena.

13. Related Party Transactions

        On April 10, 2006, the Company entered into a sublease agreement to rent approximately 2,500 square feet of a facility from Grandis, Inc., a start-up company founded by Mr. William J. Almon, a member of the Company's board of directors. Mr. Almon resigned from Grandis as Chairman and CEO effective June 2, 2006. This is a month-to-month operating lease with base rent of $4,000 plus a proportionate share of operating costs commencing April 1, 2006. This sublease will expire in September 2007.

        In June 2005, the Company loaned $500,000 to Blue7, a California corporation, in which the Company had invested $1.0 million, for an approximately 17% ownership interest. One of the Company's board members had invested $100,000 for a 2% ownership interest during the Company's fiscal year 2005. In November 2005 and January 2006, the Company loaned an additional $250,000 and $150,000 to Blue7, respectively. As of February 16, 2006, the total loan balance of $900,000 was forgiven and accounted for as part of the Blue7 acquisition cost.

        The Company maintains an investment in Envivio, Inc., in which the Company has current invested capital of $263,000 for a fractional ownership position of 1%. Three of the Company's board members also have investments in this same firm, with an aggregate fractional ownership position of less than 1%. The Company's Chairman and CEO, Thinh Tran, is a member of Envivio's board of directors.

        In May 2007, the Board approved the write off of a $29,000 shareholder note receivable which related to a former outside director and was no longer collectible. During the three months ended August 4, 2007, the Company recorded $29,000 as compensation expense.

14. Product Warranty

        In general, the Company sells products with a one-year limited warranty that the Company's products will be free from defects in materials and workmanship. Warranty cost is estimated at the time revenue is recognized, based on historical activity. Accrued warranty cost includes both hardware and software support costs. Details of the change in accrued warranty for the periods indicated are as follows (in thousands):

	Balance Beginning of Period	Additions	Deductions	Balance End of Period
Three Months Ended
August 4, 2007	$519	$405	$(169)	$755
July 29, 2006	275	159	(83)	351
Six Months Ended
August 4, 2007	$556	$485	$(286)	$755
July 29, 2006	289	253	(191)	351

15. Contingencies

        The Company's standard terms and conditions of sale include a patent infringement indemnification provision for claims from third parties related to the Company's intellectual property. The terms and conditions of sale generally limit the scope of the available remedies to a variety of industry-standard methods, including but not limited to a right to control the defense or settlement of any claim, a right to procure the right for continued usage and a right to replace or modify the infringing products to make them non-infringing. Such indemnification provisions are accounted for in accordance with SFAS No. 5, "Accounting for Contingencies." To date, the Company has not incurred any costs related to any claims under such indemnification provisions.

Legal Proceedings

        Certain of the Company's current and former directors and officers have been named as defendants in several shareholder derivative actions filed in the United States District Court for the Northern District of California, which have been consolidated under the caption In re Sigma Designs, Inc. Derivative Litigation (the "Federal Action") and in a substantially similar shareholder derivative action filed in the Superior Court for Santa Clara County, California captioned Korsinsky v. Tran, et al. (the "State Action").

        Plaintiffs in the Federal and State Actions allege that the individual defendants breached their fiduciary duties to us in connection with the alleged backdating of stock option grants during the period from 1994 through 2005 and that certain defendants were unjustly enriched. Plaintiffs in the Federal Action assert derivative claims against the individual defendants based on alleged violations of Sections 10(b), 14(a) and 20(a) of the Securities Exchange Act of 1934, and Rules 10b-5 and 14a-9 promulgated thereunder. They also allege that the individual defendants aided and abetted one another's alleged breaches of fiduciary duty, caused corporate waste, violated California Corporations Code section 25402 and bring claims for an accounting and rescission. In the State Action, plaintiffs also allege that the individual defendants wasted corporate assets. Both Actions seek to recover unspecified money damages, disgorgement of profits and benefits and equitable relief. The Federal Action also seeks treble damages, rescission of certain defendants' option contracts, imposition of a constructive trust over executory option contracts and attorney's fees. The Company is named as a nominal defendant in both the Federal and State Actions; thus, no recovery against us is sought.

        The Company has filed a motion to dismiss the Federal Action on the ground that the plaintiffs had not made a pre-litigation demand on our Board of Directors and had not demonstrated that such a demand would have been futile. The defendant directors and officers joined in that motion, and filed a motion to dismiss the Federal Action for failure to state a claim against each of them. Pursuant to a joint stipulation, plaintiffs filed an Amended Consolidated Shareholder Derivative Complaint on August 13, 2007. Defendants have until September 19, 2007 to respond to the Complaint. A hearing on the Motion to Dismiss the Amended Consolidated Shareholder Derivative Complaint is currently scheduled for November 30, 2007. The Company has also filed a motion to dismiss or stay the State Action in favor of the earlier filed Federal Action. The defendant directors and officers joined in that motion. Pursuant to a joint stipulation, the court ordered that the State Action be stayed in favor of the earlier-filed Federal Action.

        On July 5, 2007, a Verified Petition for Writ of Mandate to Compel Inspection of Books, Records and Documents was filed in the Superior Court of Santa Clara County, captioned Levine v. Sigma Designs,  Inc. The Company filed a Demurrer to the Petition as well as an Answer on August 13, 2007. A hearing on the Demurrer is currently scheduled for September 21, 2007.

        The Company previously disclosed that the SEC has initiated an informal inquiry into our stock option granting practices. The SEC has requested that the Company voluntarily produces documents relating to, among other things, our stock option practices. The Company is cooperating with the SEC.

        In May 2007, the IRS began an employment tax audit for the Company's fiscal year 2004 and 2005. The Company has also requested that fiscal year 2006 be included in this audit cycle. In August 2007, the IRS began an income tax audit for the Company's fiscal year 2005. The focus of the employment tax audit relates to tax issues connected to the Company's granting stock options with exercise prices per share that were less than the fair market value per share of the common stock underlying the option on the option's measurement date for financial reporting purposes. The IRS has not yet proposed any tax deficiency, interest or penalty amounts in respect of these audits.

        In August 2007, the IRS notified the Company that it owed a $97,000 penalty for failure to make a timely deposit of employment taxes in April 2007. The penalty involves one particular payment made in connection with certain stock option exercises in April 2007. The Company is disputing this penalty. The IRS has suspended the penalty matter pending further discussion with the Company.

16. Commitments

        The Company's primary facilities are leased under a non-cancelable lease which expires in September 2007. In February 2007, the Company entered into a new lease agreement and relocated its headquarters to this facility in early September 2007. The new lease will expire in September 2012. As of August 4, 2007, future minimum annual payments under operating leases are as follows (in thousands):

Fiscal Years	Operating Leases
2008	$310
2009	804
2010	831
2011	870
2012	909
Thereafter	575

Total minimum lease payments	$4,299

17. Subsequent Event

        On August 30, 2007, the Company paid off $133,000 outstanding under the Term Loan and terminated both Lines of Credit under the Loan Agreement.

Part II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution

        The following table sets forth the various expenses expected to be incurred by the Registrant in connection with the sale and distribution of the securities being registered hereby, other than underwriting discounts and commissions. All amounts are estimated except the SEC registration fee and the National Association of Securities Dealers, Inc. filing fee.

SEC registration fee	$4,467
National Association of Securities Dealers, Inc. filing fee	15,050
Blue Sky fees and expenses	15,000
Accounting fees and expenses	225,000
Legal fees and expenses	275,000
Printing and engraving expenses	120,000
Registrar and transfer agent's fees	5,000
Miscellaneous fees and expenses	483

Total	$660,000

Item 14.    Indemnification of Directors and Officers

        Section 317 of the California Corporations Code provides for the indemnification of officers, directors and other corporate agents in terms sufficiently broad to indemnify such persons under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended. Our articles of incorporation and bylaws provides for indemnification of our directors and officers to the extent and under the circumstances permitted by the California Corporations Code.

Item 15.    Recent Sales of Unregistered Securities

        On February 16, 2006, in exchange for all of the outstanding capital stock of Blue7 Communications, we issued an aggregate of 583,870 shares of our Common Stock to 36 individuals in exchange for all outstanding shares of Blue7 other than the share held by us. On March 5, 2007, we issued 98,470 shares of our Common Stock that were previously held in escrow pursuant to the terms of the Agreement and Plan of Merger. All shares of our Common Stock were issued pursuant to an exemption from registration under Section 3(a)(10) of the Securities Act of 1933, as amended.

Item 16.    Exhibits and Financial Statement Schedules

(a)
Exhibits

Exhibit Number	Description	Filed Herewith or Incorporated Herein by Reference to
1.1	Form of Underwriting Agreement.	Filed herewith.
3.1	Second Restated Articles of Incorporation dated June 1, 1998.
Incorporated by reference to exhibit filed with the Registrant's Registration Statement on Form S-1 (No. 33-17789) filed October 8, 1987, Amendment No. 1 thereto filed June 9, 1988 and Amendment No. 2 thereto filed June 14, 1988, which Registration Statement became effective June 14, 1988.
3.2	Certificate of Amendment to the Second Restated Articles of Incorporation dated June 22, 2001.	Incorporated by reference to exhibit filed with the Registrant's Registrant's Registration Statement on Form S-8 (No. 333-64234) filed on June 29, 2001.
3.3	Certificate of Determination of Preferences of Series A Preferred Stock dated June 13, 1997.	Filed herewith.
3.4	Certificate of Determination of Preferences of Series B Preferred Stock dated January 30, 1998.	Filed herewith.
3.5	Certificate of Determination of Preferences of Series C Preferred Stock dated January 20, 1999.	Filed herewith.
3.6	Certificate of Determination of Rights, Preferences and Privileges of Series D Participating Preferred Stock dated June 4, 2004.	Filed herewith.
3.7	Bylaws of Registrant, as amended.	Incorporated by reference to exhibit filed with the Registrant's Annual Report on Form 10-K for the fiscal year ended February 1, 2003.
4.1
	Preferred Stock Rights Agreement, dated as of June 7, 2004, between the Company and Mellon Investor Services LLC, as Rights Agent, including the Certificate of Designation, the form of Rights Certificate and the Summary of Rights attached thereto as Exhibit A, B and C, respectively.	Incorporated by reference to exhibit filed with the Registrant's Current Report on Form 8-K filed on June 8, 2004.
4.2	Form of Common Stock Certificate.	Filed herewith.
5.1	Opinion of Pillsbury Winthrop Shaw Pittman LLP.	Filed herewith.

10.2*	Registrant's 1986 Employee Stock Purchase Plan, as amended, and form of Subscription Agreement.	Incorporated by reference to exhibit filed with the Registrant's Registration Statement on Form S-8 (No. 333-61549) filed on August 14, 1998.
10.4*	Registrant's Amended and Restated 1994 Stock Plan and form of Stock Option Agreement.	Incorporated by reference to exhibit filed with the Registrant's Registration Statement on Form S-8 (No. 333-86875) filed on September 10, 1999.
10.5*	Registrant's 1994 Director Stock Option Plan and form of Director Option Agreement.
Incorporated by reference to exhibit filed with the Registrant's Registration Statement on Form S-3 (No. 33-74308) filed on January 28, 1994, Amendment No. 1 thereto filed February 24, 1994, Amendment No. 2 thereto filed March 3, 1994, Amendment No. 3 thereto filed March 4, 1994 and Amendment No. 4 thereto filed March 8, 1994.
10.6*	Registrant's 2001 Employee Stock Option Plan.	Incorporated by reference to exhibit filed with the Registrant's Registrant's Registration Statement on Form S-8 (333-64234) filed on June 29, 2001.
10.7*	Registrant's 2001 Employee Stock Purchase Plan and Form of Subscription Agreement.	Incorporated by reference to exhibit filed with the Registrant's Registrant's Registration Statement on Form S-8 (333-64234) filed on June 29, 2001.
10.8	Registrant's 2001 Loan and Security Agreement with Silicon Valley Bank, as amended.	Incorporated by reference to exhibit filed with the Registrant's Annual Report on Form 10-K for the fiscal year ended February 2, 2002.
10.9	Lease between the Registrant and EOP-Industrial Portfolio, L.L.C.	Incorporated by reference to exhibit filed with the Registrant's Annual Report on Form 10-K for the fiscal year ended February 1, 2003.
10.10	Amendment to Registrant's 2001 Loan and Security Agreement with Silicon Valley Bank.	Incorporated by reference to exhibit filed with the Registrant's Annual Report on Form 10-K for the fiscal year ended January 31, 2004.
10.11	Amended and Restated Schedule to Loan and Security Agreement with Silicon Valley Bank	Incorporated by reference to exhibit filed with the Registrant's Annual Report on Form 10-K for the fiscal year ended January 31, 2004.
10.12	Purchase of Series B Preferred Stock in Envivio from Sigma Designs, Inc.	Incorporated by reference to exhibit filed with the Registrant's Annual Report on Form 10-K for the fiscal year ended January 31, 2005.

10.13	Agreement and Plan of Merger, dated as of December 13, 2005, by and among the Registrant, Blue7 Communications and the other parties named therein.	Incorporated by reference to exhibit filed with the Registrant's Current Report on Form 8-K filed on December 16, 2005.
10.14	Amendment No. 1 to Agreement and Plan of Merger dated January 9, 2006 by and among the Registrant, Blue7 Communications and the other parties named therein.	Incorporated by reference to exhibit 2.1 filed with the Registrant's Current Report on Form 8-K filed on January 12, 2006.
10.15	Industrial Lease, dated as of February 22, 2007, by and between the Registrant and AMB Property, L.P.	Incorporated by reference to exhibit filed with the Registrant's Annual Report on Form 10-K for the fiscal year ended February 3, 2007.
10.16*	2003 Director Stock Option Plan.	Incorporated by reference to exhibit filed with the Registrant's Form S-8 filed on July 11, 2003.
10.17*	Offer Letter, dated as of May 16, 2007, between the Registrant and Thomas E. Gay III.	Incorporated by reference to exhibit filed with the Registrant's Quarterly Report on Form 10-Q filed on June 14, 2007.
10.18	Loan and Security Agreement, dated as of August 12, 2005, by and between the Registrant and United Commercial Bank.	Incorporated by reference to exhibit filed with the Registrant's Quarterly Report on Form 10-Q filed on September 8, 2005.
21.1	Subsidiaries of the Registrant.	Incorporated by reference to exhibit filed with the Registrant's Annual Report on Form 10-K for the fiscal year ended January 31, 2004.
23.1	Consent of Independent Registered Public Accounting Firm (Armanino McKenna LLP)	Filed herewith.
23.2	Consent of Pillsbury Winthrop Shaw Pittman LLP (included in Exhibit 5.1)	Filed herewith.
24.1	Power of Attorney	Previously filed.

*
Denotes an executive or director compensation contract.

(b)
Financial Statement Schedule

Independent Auditors' Report on Schedule

  Schedule II—Valuation and Qualifying Accounts.
  Other schedules are omitted because they are not required.

Item 17.    Undertakings

        Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Act"), may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

        The undersigned Registrant hereby undertakes that:

          (1)   For purposes of determining any liability under the Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2)   For the purpose of determining any liability under the Act, each post effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3)   It will provide to the underwriters at the closing(s) specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Milpitas, State of California, on the 14th day of September, 2007.

SIGMA DESIGNS, INC.

By	/s/ THINH Q. TRAN Thinh Q. Tran President, Chief Executive Officer and Chairman of the Board

        Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Name	Title	Date

/s/ THINH Q. TRAN Thinh Q. Tran	President, Chief Executive Officer and Chairman of the Board (Principal Executive Officer)	September 14, 2007
/s/ THOMAS E. GAY III Thomas E. Gay III	Chief Financial Officer and Secretary (Principal Financial and Accounting Officer)	September 14, 2007
* William J. Almon	Director	September 14, 2007
* Julian Nguyen	Director	September 14, 2007
* Lung C. Tsai	Director	September 14, 2007
*/s/ THOMAS E. GAY III Thomas E. Gay III Attorney-in-fact		September 14, 2007

Exhibit Index

Exhibit Number	Description	Filed Herewith or Incorporated Herein by Reference to
1.1	Form of Underwriting Agreement.	Filed herewith.
3.1	Second Restated Articles of Incorporation dated June 1, 1998.
Incorporated by reference to exhibit filed with the Registrant's Registration Statement on Form S-1 (No. 33-17789) filed October 8, 1987, Amendment No. 1 thereto filed June 9, 1988 and Amendment No. 2 thereto filed June 14, 1988, which Registration Statement became effective June 14, 1988.
3.2	Certificate of Amendment to the Second Restated Articles of Incorporation dated June 22, 2001.	Incorporated by reference to exhibit filed with the Registrant's Registrant's Registration Statement on Form S-8 (No. 333-64234) filed on June 29, 2001.
3.3	Certificate of Determination of Preferences of Series A Preferred Stock dated June 13, 1997.	Filed herewith.
3.4	Certificate of Determination of Preferences of Series B Preferred Stock dated January 30, 1998.	Filed herewith.
3.5	Certificate of Determination of Preferences of Series C Preferred Stock dated January 20, 1999.	Filed herewith.
3.6	Certificate of Determination of Rights, Preferences and Privileges of Series D Participating Preferred Stock dated June 4, 2004.	Filed herewith.
3.7	Bylaws of Registrant, as amended.	Incorporated by reference to exhibit filed with the Registrant's Annual Report on Form 10-K for the fiscal year ended February 1, 2003.
4.1
	Preferred Stock Rights Agreement, dated as of June 7, 2004, between the Company and Mellon Investor Services LLC, as Rights Agent, including the Certificate of Designation, the form of Rights Certificate and the Summary of Rights attached thereto as Exhibit A, B and C, respectively.	Incorporated by reference to exhibit filed with the Registrant's Current Report on Form 8-K filed on June 8, 2004.
4.2	Form of Common Stock Certificate.	Filed herewith.
5.1	Opinion of Pillsbury Winthrop Shaw Pittman LLP.	Filed herewith.
10.2*	Registrant's 1986 Employee Stock Purchase Plan, as amended, and form of Subscription Agreement.	Incorporated by reference to exhibit filed with the Registrant's Registration Statement on Form S-8 (No. 333-61549) filed on August 14, 1998.

10.4*	Registrant's Amended and Restated 1994 Stock Plan and form of Stock Option Agreement.	Incorporated by reference to exhibit filed with the Registrant's Registration Statement on Form S-8 (No. 333-86875) filed on September 10, 1999.
10.5*	Registrant's 1994 Director Stock Option Plan and form of Director Option Agreement.
Incorporated by reference to exhibit filed with the Registrant's Registration Statement on Form S-3 (No. 33-74308) filed on January 28, 1994, Amendment No. 1 thereto filed February 24, 1994, Amendment No. 2 thereto filed March 3, 1994, Amendment No. 3 thereto filed March 4, 1994 and Amendment No. 4 thereto filed March 8, 1994.
10.6*	Registrant's 2001 Employee Stock Option Plan.	Incorporated by reference to exhibit filed with the Registrant's Registrant's Registration Statement on Form S-8 (333-64234) filed on June 29, 2001.
10.7*	Registrant's 2001 Employee Stock Purchase Plan and Form of Subscription Agreement.	Incorporated by reference to exhibit filed with the Registrant's Registrant's Registration Statement on Form S-8 (333-64234) filed on June 29, 2001.
10.8	Registrant's 2001 Loan and Security Agreement with Silicon Valley Bank, as amended.	Incorporated by reference to exhibit filed with the Registrant's Annual Report on Form 10-K for the fiscal year ended February 2, 2002.
10.9	Lease between the Registrant and EOP-Industrial Portfolio, L.L.C.	Incorporated by reference to exhibit filed with the Registrant's Annual Report on Form 10-K for the fiscal year ended February 1, 2003.
10.10	Amendment to Registrant's 2001 Loan and Security Agreement with Silicon Valley Bank.	Incorporated by reference to exhibit filed with the Registrant's Annual Report on Form 10-K for the fiscal year ended January 31, 2004.
10.11	Amended and Restated Schedule to Loan and Security Agreement with Silicon Valley Bank	Incorporated by reference to exhibit filed with the Registrant's Annual Report on Form 10-K for the fiscal year ended January 31, 2004.
10.12	Purchase of Series B Preferred Stock in Envivio from Sigma Designs, Inc.	Incorporated by reference to exhibit filed with the Registrant's Annual Report on Form 10-K for the fiscal year ended January 31, 2005.
10.13	Agreement and Plan of Merger, dated as of December 13, 2005, by and among the Registrant, Blue7 Communications and the other parties named therein.	Incorporated by reference to exhibit filed with the Registrant's Current Report on Form 8-K filed on December 16, 2005.

10.14	Amendment No. 1 to Agreement and Plan of Merger dated January 9, 2006 by and among the Registrant, Blue7 Communications and the other parties named therein.	Incorporated by reference to exhibit 2.1 filed with the Registrant's Current Report on Form 8-K filed on January 12, 2006.
10.15	Industrial Lease, dated as of February 22, 2007, by and between the Registrant and AMB Property, L.P.	Incorporated by reference to exhibit filed with the Registrant's Annual Report on Form 10-K for the fiscal year ended February 3, 2007.
10.16*	2003 Director Stock Option Plan.	Incorporated by reference to exhibit filed with the Registrant's Form S-8 filed on July 11, 2003.
10.17*	Offer Letter, dated as of May 16, 2007, between the Registrant and Thomas E. Gay III.	Incorporated by reference to exhibit filed with the Registrant's Quarterly Report on Form 10-Q filed on June 14, 2007.
10.18	Loan and Security Agreement, dated as of August 12, 2005, by and between the Registrant and United Commercial Bank.	Incorporated by reference to exhibit filed with the Registrant's Quarterly Report on Form 10-Q filed on September 8, 2005.
21.1	Subsidiaries of the Registrant.	Incorporated by reference to exhibit filed with the Registrant's Annual Report on Form 10-K for the fiscal year ended January 31, 2004.
23.1	Consent of Independent Registered Public Accounting Firm (Armanino McKenna LLP)	Filed herewith.
23.2	Consent of Pillsbury Winthrop Shaw Pittman LLP (included in Exhibit 5.1)	Filed herewith.
24.1	Power of Attorney	Previously filed.

*
Denotes an executive or director compensation contract.

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TABLE OF CONTENTS
PROSPECTUS SUMMARY
Industry Data
Company Information
RISK FACTORS
Risks Related to Our Business and Our Industry
Risks Related to the Offering and Our Common Stock
FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
MARKET PRICE OF OUR COMMON STOCK
DIVIDEND POLICY
CAPITALIZATION
SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
DIRECTOR AND EXECUTIVE COMPENSATION
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
PRINCIPAL SHAREHOLDERS
DESCRIPTION OF CAPITAL STOCK
UNDERWRITING
LEGAL MATTERS
EXPERTS
CHANGES IN INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
WHERE YOU CAN FIND ADDITIONAL INFORMATION
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
Report of Independent Registered Public Accounting Firm
SIGMA DESIGNS, INC. CONSOLIDATED BALANCE SHEETS (In thousands, except share data)
SIGMA DESIGNS, INC. CONSOLIDATED STATEMENTS OF OPERATIONS (In thousands, except per share data)
SIGMA DESIGNS, INC. CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME (In thousands, except share data)
SIGMA DESIGNS, INC. CONSOLIDATED STATEMENTS OF CASH FLOWS (In thousands)
SIGMA DESIGNS, INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SIGMA DESIGNS, INC. CONDENSED CONSOLIDATED BALANCE SHEETS (In thousands, except share data) (Unaudited)
SIGMA DESIGNS, INC. CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (In thousands, except per share data) (Unaudited)
SIGMA DESIGNS, INC. CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (In thousands) (Unaudited)
SIGMA DESIGNS, INC. NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
Part II INFORMATION NOT REQUIRED IN PROSPECTUS
SIGNATURES
Exhibit Index